Proxy Statement 2023


verizon

Notice of Annual Meeting of Shareholders

How to vote


Online


Phone


Mail


In person

Shareholders as of the close of business on March 13, 2023, the record date, may vote at the meeting.

If you are a registered shareholder or Verizon savings plan participant, you may vote online at www.envisionreports.com/vz, by telephone or by mailing a proxy card. Registered shareholders may also vote in person at the annual meeting. If you hold your shares through a bank, broker or other institution, you will receive a voting instruction form that explains the various ways you can vote. We encourage you to vote your shares as soon as possible.

Advance registration is required to attend the meeting in person. Admission, voting and additional meeting information can be found beginning on page 76 of the proxy statement.

March 27, 2023

By Order of the Board of Directors,
William L. Horton, Jr.
Senior Vice President, Deputy General Counsel
and Corporate Secretary

Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

Important Notice Regarding Availability of Proxy Materials for Verizon's Shareholder Meeting to be Held on May 11, 2023

The 2023 Proxy Statement and 2022 Annual Report on Form 10-K are available at www.edocumentview.com/vz.

We are making the proxy materials first available on or about March 27, 2023.

Date and time

Thursday, May 11, 2023
8:45 AM, local time

Place

Salt Lake City Marriott University Park
480 Wakara Way
Salt Lake City, Utah 84108

Items of business

- Elect the 12 Directors identified in the accompanying proxy statement
- Approve, on an advisory basis, Verizon's executive compensation
- Vote, on an advisory basis, on the frequency of future advisory votes related to Verizon's executive compensation
- Ratify the appointment of the independent registered public accounting firm
- Act on the shareholder proposals described in the proxy statement that are properly presented at the meeting
- Consider any other business that is properly brought before the meeting

The Verizon Board



From left to right:

Clarence Otis, Jr.
Carol Tomé
Gregory Weaver
Daniel Schulman
Shellye Archambeau
Laxman Narasimhan
Hans Vestberg
Vittorio Colao
Mark Bertolini
Rodney Slater
Melanie Healey
Roxanne Austin

To our shareholders:

A message from Hans Vestberg, our Chair & CEO, and Clarence Otis, Jr., our Lead Director

Verizon's world-class network and purpose-driven, resilient culture have allowed our team to deliver in the way people have come to expect of us, even in unprecedented, challenging times. Good governance is an essential element of our long-term success, and we believe that good governance starts with an independent, effective and diverse Board. We believe we are more likely to achieve sustainable growth in shareholder value when our Board has the right mix of skills, expertise and tenure. To that end, the Corporate Governance and Policy Committee is strategic and purposeful in its approach to refreshment and succession planning, carefully considering important factors including skills and experience, diversity, age and tenure, board size and board dynamics.

Each Verizon Director has extensive and relevant leadership experience, including current or prior service as a senior executive of a major corporation or a comparable position in government, for example, as well as significant experience with strategy. This experience is highlighted in the Director biographies on pages 4-9 of the proxy statement. When we nominate candidates to be a Verizon Director, we choose people who possess the personal qualities to make an active contribution to Board deliberations. We especially value interpersonal and communication skills, willingness to ask the difficult questions, a constant desire to learn and, of course, the highest ethical standards.

Our Corporate Governance and Policy Committee regularly evaluates the contribution of each of our Directors to our Board, including their availability to undertake the duties of Board and committee membership, their meeting attendance, their independence, and whether a Director's skills and expertise continue to align with Verizon's long-term business strategy. We look forward to continuing our success in building the Board in 2023.

Verizon's world-class network and purpose-driven, resilient culture have allowed our team to deliver in the way people have come to expect of us, even in unprecedented, challenging times.



Sincerely,

Hans Vestberg
Chairman and Chief Executive Officer

Clarence Otis, Jr.
Independent Lead Director

Table of contents

Proxy summary

This summary highlights information contained in the proxy statement and does not contain all of the information you should consider. We encourage you to read the entire proxy statement before voting. For information regarding Verizon's 2022 performance, please read Verizon's 2022 Annual Report on Form 10-K.

Executing on our strategy in 2022

We expect that growth in wireless mobility services and national broadband services will be the most significant contributors to Verizon's growth for the next several years. In 2022, we made important progress in both of these businesses.

Growth in wireless mobility and national broadband will be driven by our ability to provide high-speed, low latency wireless service over mid-band wireless spectrum using the fifth generation wireless technology (5G). We believe that the most valuable mid-band spectrum for providing 5G services is C-Band spectrum due to its propagation, speed and rules of use. We won the majority of C-Band spectrum in the country in an auction in 2021.

The C-Band spectrum that we won is not available for our and our customers' use all at once. Portions of that spectrum first became available for our use in major urban areas at the beginning of 2022, more became available in additional metropolitan areas during the year and the remainder is expected to be available for our use by the end of 2023. Our most important strategic objective for 2022 was to efficiently make as much C-Band spectrum as possible available for our customers' use as quickly as possible. As a result of our efforts, as of March 2023, we cover approximately 200 million people with this spectrum.

Our success in rolling out this spectrum will not only provide a better experience for our customers using their wireless service, but the speed and low latency of the service will allow them to use their wireless devices to do things that were previously impossible without a wired connection.

Similarly, the broad reach of the C-Band network will allow us to grow into a nationwide broadband provider, without incurring the capital costs necessary to provide wired high speed connectivity to homes and businesses. Using 5G technology over our C-Band network, we will be able to provide a true alternative to wired broadband at an attractive cost for our customers and an attractive level of investment for us. During 2022, we began to ramp our sales of wireless broadband as a cable replacement, which we call fixed wireless access (FWA). We succeeded in growing our FWA connections from a total of 223,000 at the beginning of 2022 to more than 1.4 million by the end.

Because these two growth engines – wireless mobility and FWA – use the same network, they provide a capital efficient path to future growth. We believe that we will continue to get more efficient with our capital – using less capital to generate the same amount of revenue for years to come. That will enable us to generate increased cash flow that we can reinvest in our business and return to our shareholders.

2022 was a pivotal year for the growth of Verizon. By successfully rolling out our C-Band spectrum to a majority of the U.S. population and establishing the FWA business as a formidable competitor to traditional wired broadband services, we laid the foundation for Verizon's growth into the future.

Agenda and voting recommendations

Item 1: Election of Directors

The Board of Directors recommends that you vote FOR the election of the Board's nominees.

The Board's nominees are all proven leaders with a strong sense of integrity and respect for differing viewpoints. As a group they bring a mix of backgrounds, perspectives, skills, experiences and expertise that contributes to a well-rounded Board uniquely positioned to effectively oversee Verizon's strategy and businesses. Additional information about the Director candidates and their respective qualifications begins on page 1.

Our nominees' skills and experience

11	Consumer/B2B/retail
4	Cybersecurity
10	Financial expertise
3	Marketing
5	Regulatory/public policy
12	Risk management
12	Strategic planning
5	Technology
4	Telecommunications

Board diversity*

33% women — 4 of 12

42% ethnic/racial diversity — 5 of 12

Board tenure and age*

6.8 **years** average tenure

64 **years old** average age

* As of March 27, 2023. See Appendix A for the Board diversity disclosure required by Nasdaq Rule 5606.

Our nominees at a glance


Shellye Archambeau


Roxanne Austin


Mark Bertolini


Vittorio Colao


Melanie Healey


Laxman Narasimhan


Clarence Otis, Jr.


Daniel Schulman


Rodney Slater


Carol Tomé


Hans Vestberg


Gregory Weaver

		Committee membership*				
Name		Audit	Corporate Governance and Policy	Finance	Human Resources	Key skills and experience
Shellye Archambeau Former Chief Executive Officer, MetricStream, Inc.	I	F	C			Marketing Risk management Technology
Roxanne Austin President and CEO, Austin Investment Advisors	I	F		●		Cybersecurity Financial expertise Strategic planning
Mark Bertolini Former Co-Chief Executive Officer, Bridgewater Associates, LP	I			C	●	Financial expertise Regulatory/public policy Strategic planning
Vittorio Colao Former Chief Executive, Vodafone Group Plc	I		●	●		Consumer/B2B/retail Technology Telecommunications
Melanie Healey Former Group President, The Procter & Gamble Company	I		●		●	Consumer/B2B/retail Marketing Strategic planning
Laxman Narasimhan Chief Executive Officer, Starbucks Corporation	I	F	●			Consumer/B2B/retail Risk management Strategic planning
Clarence Otis, Jr. Former Chairman and CEO, Darden Restaurants, Inc. **Lead Director**	I	F		●	●	Consumer/B2B/retail Financial expertise Risk management
Daniel Schulman President and CEO, PayPal Holdings, Inc.	I				C	Cybersecurity Strategic planning Technology
Rodney Slater Partner, Squire Patton Boggs LLP	I		●		●	Regulatory/public policy Risk management Strategic planning
Carol Tomé Chief Executive Officer, United Parcel Service, Inc.	I			●		Consumer/B2B/retail Financial expertise Strategic planning
Hans Vestberg Chairman and CEO, Verizon Communications Inc.						Strategic planning Technology Telecommunications
Gregory Weaver Former Chairman and CEO, Deloitte & Touche LLP	I	F C		●		Financial expertise Risk management Strategic planning

*Committee memberships are as of March 27, 2023.

I Independent C Committee Chair F Audit Committee Financial Expert

Governance highlights

Our Board has adopted robust governance structures and practices to enhance our independent oversight, effectiveness and accountability to shareholders.

Independent oversight

- 11 of our 12 Directors are independent
- Strong independent Lead Director with clearly delineated duties
- Regular executive sessions of independent Directors

Board effectiveness

- Active Board refreshment plan with commitment to diversity, with six new Directors added since 2017, half of whom are women or diverse with respect to race or ethnicity
- Orientation program for new Directors and continuing education for all Directors
- Limits on other public board service
- Annual Board and committee assessments
- Average tenure goal for independent Directors

Accountability to shareholders

- Annual election of all Directors by majority voting
- Shareholder right to call special meetings
- Proxy access right with market terms
- No poison pill, and shareholder ratification required for any future poison pill
- No dual-class shares or voting right restrictions
- Robust stock ownership requirements for executive officers and Directors
- Proactive year-round shareholder engagement program

2022 Environmental, Social and Governance (ESG) highlights

- Top 10 ranking and Telecom Industry Leader in Just Capital's 2022 and 2023 America's Most JUST companies
- Launched fourth US$1 billion green bond
- Celebrated our 10th anniversary of tackling the digital divide for students through Verizon Innovative Learning
- Published summaries of strategic company-wide human rights impact assessments regarding child rights and salient human rights issues



Item 2: Advisory vote to approve executive compensation

The Board of Directors recommends that you vote FOR this proposal.

We are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as described in the Compensation Discussion and Analysis and Compensation Tables beginning on page 25.

Executive compensation program highlights

Our executive compensation program reflects Verizon's commitment to industry-leading compensation and governance practices. The program is discussed in detail in the Compensation Discussion and Analysis beginning on page 25.

Compensation strategy

- Align executives' and shareholders' interests
- Attract, retain and motivate high-performing executives

Pay-for-performance essentials

- Approximately 90% of named executive officers' total compensation opportunity is variable, incentive-based pay
- Defined benefit pension and supplemental executive retirement benefits frozen over 15 years ago
- Quantitative ESG metric in Short-Term Incentive Plan

Best practice highlights

- Shareholder approval policy for severance benefits
- No cash severance benefits for the CEO
- Significant executive share ownership requirements
- Clawback policies
- Anti-hedging policy
- No tax gross-ups
- No executive employment agreements

The summary below shows the 2022 compensation for each of our named executive officers, as required to be reported in the Summary Compensation table pursuant to U.S. Securities and Exchange Commission (SEC) rules. Please see the notes accompanying the Summary Compensation table beginning on page 42 for more information.

Name and principal position	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Hans Vestberg Chairman and Chief Executive Officer	1,500,000	0	14,500,057	0	3,262,500	0	570,193	19,832,750
Matthew Ellis* Executive Vice President and Chief Financial Officer	950,000	0	7,000,072	0	1,239,750	0	189,481	9,379,303
Kyle Malady** Executive Vice President and Group CEO – Verizon Business	900,000	0	6,500,051	0	1,174,500	0	196,565	8,771,116
Sowmyanarayan Sampath*** Executive Vice President and Group CEO – Verizon Consumer	779,808	0	7,000,050	0	838,463	0	135,805	8,754,126
Craig Silliman^ Executive Vice President and President – Verizon Global Services	850,000	0	6,500,098	0	1,109,250	0	175,149	8,634,497
Tami Erwin^^ Former Executive Vice President and Group CEO – Verizon Business	847,692	0	7,000,072	0	929,813	0	5,092,626	13,870,203
Manon Brouillette^^^ Executive Vice President and Former Group CEO – Verizon Consumer	950,000	0	7,000,072	0	1,239,750	0	93,780	9,283,602

* Mr. Ellis will step down from his role as Executive Vice President and Chief Financial Officer and separate from Verizon on or around May 1, 2023.

** Mr. Malady served as Executive Vice President and President – Global Networks and Technology until March 2, 2023.

*** Mr. Sampath served as Executive Vice President and Group CEO – Verizon Business until March 2, 2023. He succeeded Ms. Erwin in that role on July 1, 2022. Prior to that appointment, Mr. Sampath served as Verizon's Senior Vice President and Chief Revenue Officer of Verizon Business.

^ Mr. Silliman served as Executive Vice President and Chief Administrative, Legal and Public Policy Officer until October 10, 2022, after which he began to transition into his current role.

^^ Ms. Erwin stepped down from her role as Executive Vice President and Group CEO – Verizon Business on July 1, 2022 and remained a strategic advisor to Mr. Vestberg until her separation from Verizon on September 30, 2022.

^^^ Ms. Brouillette ceased to serve as Group CEO – Verizon Consumer on December 5, 2022.



Item 3: Advisory vote on the frequency of future advisory votes to approve executive compensation

The Board of Directors recommends that you vote for conducting future advisory votes on executive compensation EVERY YEAR.

We are asking shareholders to vote on whether future advisory votes on executive compensation should occur every year, every two years or every three years, as described on page 24.



Item 4: Ratification of auditors

The Board of Directors recommends that you vote FOR ratification.

We are asking shareholders to ratify the Audit Committee's appointment of Ernst & Young LLP as Verizon's independent registered public accounting firm for 2023. Information on fees paid to Ernst & Young in 2022 and 2021 appears on page 60.



Items 5-9: Shareholder proposals

The Board of Directors recommends that you vote AGAINST each of the shareholder proposals.

In accordance with SEC rules, we have included in this proxy statement proposals submitted by shareholders for consideration. The proposals can be found beginning on page 65.

Meeting information

Date and time May 11, 2023 at 8:45 AM, local time

Place Salt Lake City Marriott University Park, 480 Wakara Way, Salt Lake City, Utah

Record date March 13, 2023

Admission and voting information can be found beginning on page 76. You will need to register in advance to attend the meeting in person.

Governance

Item 1: Election of Directors

Our approach to Board composition

We believe that good governance starts with an independent, effective and diverse Board. Our Board is one of Verizon's most critical strategic assets. As such, the composition of the Board evolves along with our strategic needs for the future. We believe we are more likely to achieve sustainable growth in shareholder value when our Board has the right mix of skills, expertise and tenure.

The Corporate Governance and Policy Committee is strategic and purposeful in its approach to refreshment and succession planning. Key factors the Committee considers when nominating Directors include:

- **Skills and experience** – Verizon's strategy is to extend our network leadership through continued innovation, grow our core business and provide our customers with best-in-class experiences, while maintaining the balanced capital allocation approach and financial discipline that our investors expect of us. In light of the Company's strategy and expected future business needs, the Committee has identified the skills and experience in the table below as important to be represented on the Board as a whole.

• Consumer/B2B/retail	• Marketing	• Strategic planning
• Cybersecurity	• Regulatory/public policy	• Technology
• Financial expertise	• Risk management	• Telecommunications

- **Diversity** – The Committee recognizes that a diverse set of viewpoints and practical experiences enhances the effectiveness of our Board in assessing the challenges and opportunities impacting our business and helping management achieve better outcomes. In evaluating candidates, the Committee considers how a candidate's particular background, experience, qualifications, attributes and skills may complement, supplement or duplicate those of other prospective candidates. The Committee seeks a diverse group of candidates who possess the requisite judgment, background, skill, expertise and time, as well as diversity with respect to race, ethnicity and gender, to strengthen and increase the diversity, breadth of skills and qualifications of the Board. See Appendix A for the Board diversity disclosure required by Nasdaq Rule 5606.
- **Age and tenure** – The Committee believes it is important to bring new perspective and talents to the Board on a regular basis. Verizon does not have term limits for Directors because the Board recognizes that Directors who have served on the Board for an extended period can provide valuable insight into Verizon's operations and future based on their experience with, and understanding of, Verizon's history, policies and objectives. As an alternative to term limits, the Board seeks to maintain an average tenure of nine years or less for its independent Directors. In addition, to encourage new viewpoints on the Board, the Board seeks to add at least one new Director every two years on average. We have exceeded this goal by adding six new Directors since 2017, half of whom are women or diverse with respect to race or ethnicity. Under the Corporate Governance Guidelines, a Director must retire from the Board the day before the annual meeting of shareholders that follows his or her 72nd birthday.
- **Board size** – The Committee periodically evaluates whether to change the size of the Board based on the Board's needs and the availability of qualified candidates.
- **Board dynamics** – The Committee considers each Director candidate's individual contribution or potential contribution to the Board as a whole and strives to maintain one hundred percent active and collaborative participation.

Our Board's independence

Verizon's Corporate Governance Guidelines establish standards for evaluating Director independence and require that a substantial majority of the Directors be independent. The Board determines the independence of each Director under New York Stock Exchange (NYSE) and Nasdaq governance standards, as well as the more stringent standards included in the Guidelines. These standards identify the types of relationships that, if material, could impair independence, and fix monetary thresholds at which the relationships are considered to be material. The Guidelines are available on the Corporate Governance section of our website at www.verizon.com/about/investors/corporate-governance. The Corporate Governance and Policy Committee conducts an annual review of any relevant business relationships that each Director may have with Verizon and reports its findings to the full Board.

Based on the Committee's recommendation, the Board has determined that all of the non-employee Director candidates meet the independence requirements of applicable law, the NYSE, Nasdaq and Verizon's Corporate Governance Guidelines: Ms. Archambeau, Ms. Austin, Mr. Bertolini, Mr. Colao, Ms. Healey, Mr. Narasimhan, Mr. Otis, Mr. Schulman, Mr. Slater, Ms. Tomé and Mr. Weaver.

Additionally, the Board has determined that each member of the Audit Committee and the Human Resources Committee meets the additional, heightened independence criteria applicable to such committee members under the applicable NYSE and Nasdaq rules.

The employers or former employers of Mr. Bertolini, Mr. Narasimhan, Mr. Schulman and Ms. Tomé each made payments to Verizon for telecommunications services during 2022. In addition, during 2022 Verizon made payments to Mr. Bertolini's former employer for fees relating to investment of pension plan assets, to Mr. Narasimhan's employer for Verizon customer promotions, to Mr. Schulman's employer for processing fees relating to payments to and from our customers in connection with Verizon services and wireless devices, and to Ms. Tomé's employer for shipping services. Applying the independence standards above, the Board considered the foregoing payments and determined that these general business transactions and relationships are not material and did not impair the ability of the Director to act independently.

Director nominations

The Corporate Governance and Policy Committee considers and recommends candidates for our Board. The Committee reviews all nominations submitted to Verizon, including individuals recommended by shareholders, Directors or members of management. The Committee also retains executive search firms from time to time to help identify and evaluate potential candidates.

Any shareholder who wishes to recommend a Director candidate to the Committee for its consideration should write to the Assistant Corporate Secretary at the address given under "Contacting us." A recommendation for a Director candidate should include the candidate's name, biographical data and a description of the candidate's qualifications in light of the requirements described below. If we make any material changes to the Committee's procedure for considering and nominating candidates, we will file a report with the SEC and post the information on the Corporate Governance section of our website at www.verizon.com/about/investors/corporate-governance.

What ESG skills and experience do our Directors bring to the boardroom?

ESG is increasingly incorporated into strategic and operational decision-making at Verizon. Each of our Directors has skills and experience in one or more aspects of ESG, including:

- business ethics and compliance;
- corporate social responsibility;
- cybersecurity, data protection and privacy;
- diversity, equity and inclusion;
- environmental sustainability, including renewable energy;
- governance;
- network reliability and resilience;
- regulatory and public policy trends;
- risk management; and
- talent attraction, retention and development.

The Committee reviews the qualifications of each candidate for election or re-election. For incumbent Directors, this review includes the Director's participation in and contributions to the activities of the Board, the Director's independence and past meeting attendance and whether the Director's skills and expertise continue to align with Verizon's long-term business strategy. After the Committee evaluates all candidates for Director, it presents its recommendation to the Board. The Committee also discusses with the Board any candidates who were considered by the Committee but not recommended for election or re-election.

Before they are nominated, each candidate for election and each incumbent Director standing for re-election must consent to stand for election or re-election and provide certain representations required under Verizon's bylaws. Each candidate who is standing for election must also submit an irrevocable resignation, which will only become effective if (i) our Board or any Committee determines that any of the required representations were untrue in any material respect or that the candidate breached any obligation under Verizon's bylaws or (ii) the candidate does not receive a majority of the votes cast at the annual meeting of shareholders and the independent members of our Board decide to accept the resignation. Any decision about a resignation following an incumbent Director's failure to obtain a majority of the votes cast will be disclosed within 90 days after the election results are certified.

Shareholders wishing to nominate a Director should follow the procedures set forth in Verizon's bylaws and summarized beginning on page 79.

Director criteria, qualifications and experience

To be eligible for consideration, any proposed candidate must:

- Possess exemplary ethics and integrity
- Have proven judgment and competence
- Have professional skills and experience that align with the needs of Verizon's long-term business strategy and complement the experience represented on the Board
- Have demonstrated the ability to act independently and be willing to represent the long-term interests of all shareholders and not just those of a particular constituency or perspective
- Be willing and able to devote sufficient time to fulfill responsibilities to Verizon and our shareholders

Election process

Verizon's Directors are elected annually for a term of one year. We believe annual elections are consistent with good corporate governance because they foster director accountability and increase shareholder confidence. Verizon's bylaws require Directors to be elected by a majority of the votes cast in an uncontested election.

Nominees for election

Our Board has nominated the 12 candidates below for election as Directors, all of whom currently serve as Directors of Verizon. Mr. Colao was elected to the Board in November 2022 as an independent Director; he was known to the Company as a result of his prior service on the Board from 2019 to 2021.

Each candidate has consented to stand for election, and we do not anticipate that any candidate will be unavailable to serve. If any candidate were to become unavailable before the election, the proxy committee could vote the shares it represents for a substitute named by the Board. Each candidate has submitted an irrevocable, conditional letter of resignation that our Board will consider if that candidate fails to receive a majority of the votes cast.

Biographical information for each Director nominee follows. We have included career highlights and the key skills and experience that we believe each Director nominee brings to our Board, as well as their other public board directorships. All of our nominees bring more qualifications to the Board than those highlighted in their biographies, and these are reflected in the aggregate Board composition statistics provided in the Proxy Summary. When deciding to re-nominate these Directors, the Corporate Governance and Policy Committee and the Board considered each Director's individual qualifications, as well as the aggregate of skills and experience represented on the Board, in light of the Company's strategy and expected future business needs.



The Board of Directors recommends that you vote FOR the election of the following Director candidates.

Shellye Archambeau



Independent Director since: 2013

Age: 60

Committees:
Audit
Corporate Governance and Policy (Chair)

Key skills and experience:

- **Leadership:** Highly regarded and accomplished executive with over 30 years of experience building and scaling consumer and B2B businesses in the technology industry. As CEO of MetricStream, led the company's transformation into a leader in Governance, Risk and Compliance solutions.
- **Marketing:** Served as Chief Marketing Officer at two public companies (Loudcloud and NorthPoint Communications), leading the design and implementation of all sales and marketing strategies and driving revenue growth. As President of Blockbuster.com, launched the entertainment retailer's first online presence.
- **Risk management:** Acquired significant expertise with integrated enterprise risk management, regulatory compliance functions and quality, vendor and audit management software solutions across a wide array of industries during her tenure at MetricStream, as well as through service on the audit committees of Verizon, Okta and Arbitron.
- **Technology:** Gained valuable experience developing and marketing emerging technology applications and solutions, including internet infrastructure, cloud-based and identity security services, business software platforms, e-commerce and digital media.

Career highlights:

- MetricStream, Inc., a leading provider of governance, risk, compliance and quality management
    - Chief Executive Officer (2002-2018)
- Executive positions at Loudcloud, Inc., NorthPoint Communications, Blockbuster Inc. and IBM (domestic and international) (1984-2002)

Other public company boards:

Okta, Inc. (since 2018)
Roper Technologies, Inc. (since 2018)
Nordstrom, Inc. (2015-May 2022)

Roxanne Austin



Independent Director since: 2020

Age: 62

Committees:
Audit
Finance

Key skills and experience:

- **Leadership**: Seasoned leader who served as CEO of Move Networks, President and COO of DIRECTV, and CFO of Hughes Electronics. Named 2018 Director of the Year – Corporate Leadership and Service by the Forum for Corporate Directors and one of the most influential directors in the board room by the National Association of Corporate Directors in 2022 and 2013. Serves as co-chair of the annual Corporate Governance Conference at Northwestern's Kellogg School of Management.
- **Cybersecurity**: Acquired significant cybersecurity experience through her extensive management and operating roles in a range of technology industries, including service as a director of CrowdStrike, a leader in cloud-delivered endpoint protection.
- **Financial expertise**: Developed a comprehensive background in finance and accounting as a public company audit committee member, CFO of Hughes Electronics and a partner at Deloitte & Touche LLP.
- **Strategic planning**: Oversaw a dramatic turnaround of the business within one year of her arrival at DIRECTV, with cash flow increasing from negative $400 million annually to cash flow positive by $400 million, and revenue increasing by 40%. Overhauled customer service at DIRECTV, resulting in the company winning J.D. Power's award ranking #1 in customer satisfaction.

Career highlights:

- President and Chief Executive Officer of Austin Investment Advisors, a private investment and consulting firm (2003-present)
- President and Chief Executive Officer of Move Networks, Inc., an IP-based television delivery service (2009-2010)
- President and Chief Operating Officer of DIRECTV, Inc., a digital television entertainment service (2001-2003)
- Chief Financial Officer and various executive positions at Hughes Electronics Corporation (1993-2001)
- Audit Partner and various audit positions at Deloitte & Touche LLP (1983-1993)

Other public company boards:

AbbVie, Inc. (since 2013)
CrowdStrike Holdings, Inc. (since 2018)
Freshworks Inc. (since 2021)
Abbott Laboratories Inc. (2000-April 2022)
Teledyne Technologies Incorporated (2006-2021)
Target Corporation (2002-2020)
Ericsson (2008-2016)

Mark Bertolini



Independent Director since: 2015

Age: 66

Committees:
Finance (Chair)
Human Resources

Key skills and experience:

- **Leadership:** Recognized as an accessible, forward-thinking and solutions-oriented leader. Transformed Aetna from a traditional health insurance company to a consumer-oriented health care company focused on delivering holistic integrated care to local communities and serving over 46 million people.
- **Financial expertise:** Developed deep financial and risk management expertise in his executive roles at Aetna and as a board member of MassMutual Life Insurance Company, a leading life insurance mutual company. Served as Co-Chief Executive Officer of Bridgewater Associates, the world's largest hedge fund, from 2022 to 2023, and continues to serve on the board of Bridgewater.
- **Regulatory/public policy:** A national health care thought leader with extensive regulatory and public policy experience. Successfully navigated changes in the health insurance marketplace resulting from the Affordable Care Act and led Aetna through antitrust reviews of various acquisitions and proposed acquisitions.
- **Strategic planning:** Led Aetna through a period of strategic and regulatory transformation and domestic and international growth through strategic acquisitions and dispositions, culminating in the $78 billion acquisition of Aetna by CVS completed in 2018.

Career highlights:

- Co-Chief Executive Officer of Bridgewater Associates, LP, a global investment management firm (January 2022-March 2023)
- Aetna Inc., a multi-national, Fortune 100 diversified healthcare benefits company
  - Chairman (2011-2018)
  - Chief Executive Officer (2010-2018)
  - President (2007-2010)
  - Other executive positions (2003-2007)
- Executive positions at Cigna, NYLCare Health Plans and SelectCare, Inc. (1985-2003)

Other public company boards:

CVS Health Corporation (2018-2020)

Vittorio Colao



Independent Director since: 2022

Age: 61

Committees:
Corporate Governance and Policy
Finance

Key skills and experience:

- **Leadership**: Built and transformed Vodafone Group Plc through organic growth, acquisitions and sales into one of the world's largest communications companies with mobile operations in 24 countries and partnerships in over 40 more countries.
- **Consumer/B2B/retail**: Grew Vodafone to serve, directly and through joint ventures, approximately 640 million mobile customers, 21 million broadband customers and 14 million TV customers. Additional consumer experience with RCS MediaGroup, a leading Italian publishing company.
- **Technology**: Led Vodafone in the rapid and continuous development of mobile and other communications technology, with intensive capital spending to enhance high speed mobile networks, provide broadband and enterprise services, enhance the secure exchange of data, and develop 5G and the internet of things.
- **Telecommunications**: Brings a valuable global perspective on, and extensive operational experience with, the rapidly changing telecommunications industry. Led Italy's efforts to roll out broadband and 5G connectivity across the country as Italian Minister for Innovation, Digital Transition and Space. Provides unique insight into Verizon Wireless' business as a result of his five year tenure on the Board of Representatives when Verizon Wireless was still a joint venture between Vodafone and Verizon.

Career highlights:

- Italian Minister for Innovation, Digital Transition and Space (2021-October 2022)
- Vodafone Group Plc, a global mobile communications company
  - Chief Executive (2008-2018)
  - Director (2006-2018)
  - Other executive positions, including Regional Chief Executive Officer for Southern Europe, Middle East and Africa (1999-2004)
- Member, Verizon Wireless Board of Representatives (2008-2013)
- Senior Advisor, Vice Chairman EMEA, General Atlantic (2019-2021; January 2023-present)

Other public company boards:

Unilever PLC and Unilever N.V. (2015-2021)

Mr. Colao previously served on our Board from 2019 to 2021.

Melanie Healey



Independent Director since: 2011

Age: 61

Committees:
Corporate Governance and Policy
Human Resources

Key skills and experience:

- **Leadership**: Accomplished, consumer-focused executive with substantial global experience and a track record of delivering growth, driving operational improvements and launching successful product innovations over a 33-year career at 3 global iconic consumer product brand companies, including leading a global business for 6 years.
- **Consumer/B2B/retail**: Gained deep and valuable branding, distribution and operating experience with consumer wellness products on a global scale over a long career at 3 different multi-national organizations in the consumer goods industry (Procter & Gamble, Johnson & Johnson and S.C. Johnson & Sons). Continues to focus on the consumer/retailing sector through service on the Target board of directors and on a globally recognized consumer and B2B brand through service on the board of Hilton, which has approximately 7,000 properties in over 100 countries and territories.
- **Marketing**: Brings a multi-cultural and multi-national perspective acquired from working 18 years internationally to corporate strategy with respect to brand building, new product and commercial innovation and the consumer experience, as well as experience with managing large and complex marketing budgets.
- **Strategic planning**: As Group President of North America at Procter & Gamble, oversaw multi-year strategic planning for the largest division of the company, with over $32 billion in annual sales, and reversed a decline in sales after assuming that role. Currently chairs the Sustainability and Innovation Committee of the PPG Industries Board of Directors.

Career highlights:

- The Procter & Gamble Company, a leading provider of branded consumer packaged goods
  - Group President (2007-2015)
  - Global President (2005-2007)
  - Other executive positions (1990-2015)
- Johnson & Johnson (1986-1990)
- S.C. Johnson & Sons (1983-1986)

Other public company boards:

Hilton Worldwide Holdings Inc. (since 2017)
PPG Industries, Inc. (since 2016)
Target Corporation (since 2015)*

* Ms. Healey will not stand for re-election to the board of directors of Target Corporation at the end of her current term expiring at the company's 2023 annual meeting of shareholders, which is expected to take place in June 2023.

Laxman Narasimhan



Independent Director since: 2021

Age: 55

Committees:
Audit
Corporate Governance and Policy

Key skills and experience:

- **Leadership**: Insightful and strategic leader with wide experience across the consumer goods sector and a proven track record in developing purpose-led brands, including as CEO of Reckitt Benckiser Group Plc, a FTSE 12 listed British multinational global consumer health, hygiene and nutrition company, and as CEO of Starbucks. Credited with improving sales and profit while managing approximately $18 billion in revenue at businesses across 100 countries and 125,000 employees as CEO of PepsiCo's Latin America, Europe and Sub-Saharan Africa operations.
- **Consumer/B2B/retail**: Provides valuable experience and thought leadership in complex global consumer-facing businesses as a result of a 30-year career in the space. Prior to joining Starbucks, Reckitt Benckiser and PepsiCo, spent 19 years at McKinsey & Company, focusing on its consumer, retail and technology practices in the United States, Asia and India.
- **Risk management**: Developed significant risk management experience, including supply chain risk management experience, while piloting Reckitt Benckiser through the supply chain disruptions of the COVID-19 pandemic.
- **Strategic planning**: Articulated corporate purpose at Reckitt Benckiser and led the company through a major strategic transformation and a return to sustainable growth. Eliminated complexity and simplified operations in order to remain agile and manage surging demand for certain consumer products during the COVID-19 pandemic.

Career highlights:

- Starbucks Corporation, the premier roaster, marketer and retailer of specialty coffee in the world
  - Chief Executive Officer (March 2023-present)
  - Chief Executive Officer-elect (October 2022-March 2023)
- Chief Executive Officer of Reckitt Benckiser Group Plc, a global consumer-goods company (2019-September 2022)
- PepsiCo, Inc., a leading global food and beverage company
  - Global Chief Commercial Officer (2019)
  - Chief Executive Officer, Latin America, Europe and Sub-Saharan Africa (2017-2019)
  - Other executive positions (2012-2017)
- McKinsey & Company (1993-2012)

Other public company boards:

Starbucks Corporation (since March 2023)
Reckitt Benckiser Group Plc (2019-September 2022)

Clarence Otis, Jr. (Lead Director)



Independent Director since: 2006

Age: 66

Committees:
Audit
Finance
Human Resources

Key skills and experience:

- **Leadership**: Led Darden Restaurants, Inc., the largest company-owned and operated full-service restaurant company in the world, as CEO for 10 years, achieving sales growth of over 75% during the period. Known as a purpose-driven and values-based leader, with Darden being recognized by Fortune magazine for four consecutive years during his tenure as one of its 100 Best Companies to Work For. Named one of the most influential directors in the board room by the National Association of Corporate Directors in 2019.
- **Consumer/B2B/retail**: Brings deep and valuable insights into consumer services and retail operations gleaned from his experience leading a Fortune 500 company that owned well-known national consumer brands including Olive Garden, LongHorn Steakhouse, Red Lobster and Capital Grille. Further consumer and retail expertise through board position at VF Corporation, which owns well-known national brands including Timberland and North Face.
- **Financial expertise**: Gained substantial financial expertise through, among other roles, investment banking positions of increasing seniority over 12 years, the CFO role at Darden, serving as a director of the Federal Reserve Bank of Atlanta and as trustee or director of mutual funds pursuing a wide array of investment strategies.
- **Risk management**: Acquired significant expertise with financial risk assessment and enterprise risk management during his career in investment banking and at Darden, as well as through his many years of service on the Federal Reserve Bank of Atlanta Board, the audit committees of VF Corporation and Verizon, the Investment & Capital Markets Committee of Travelers and as a trustee of 138 funds within the MFS Mutual Funds complex.

Career highlights:

- Darden Restaurants, Inc.
  - Chairman (2005-2014)
  - Chief Executive Officer (2004-2014)
  - Other executive positions (1995-2014)
- Director of the Federal Reserve Bank of Atlanta (2010-2015)
- Investment banker and lawyer specializing in securities and finance

Other public company boards:

The Travelers Companies, Inc. (since 2017)
VF Corporation (since 2004)
MFS Mutual Funds complex (since 2017)

Daniel Schulman



Independent Director since: 2018

Age: 65

Committees:
Human Resources (Chair)

Key skills and experience:

- **Leadership**: Successful and dynamic leader in the fiercely competitive technology and e-commerce space with a proven track record of creating shareholder value through innovation and a focus on values at numerous companies, including PayPal, which has approximately 429 million active accounts across more than 200 markets, Priceline, and Virgin Mobile USA.
- **Cybersecurity**: Gained extensive cybersecurity and risk management experience as a director of Symantec Corporation, a global leader in cybersecurity, for nearly 20 years, including serving as the independent chairman for 6 years.
- **Strategic planning**: Spearheaded innovation and growth at start-ups and established companies, including Priceline, where he grew annual revenues from $20 million to nearly $1 billion over two years, Virgin Mobile USA, where he successfully built a pre-paid cellphone business, American Express, where he expanded global mobile and online payment services, and PayPal, where he achieved significant revenue growth.
- **Technology**: Acquired significant expertise in mobile technology and digital innovation over a long career spanning the telecommunications, financial technology and e-commerce industries.

Career highlights:

- PayPal Holdings, Inc., a leading online payments company
  - President and Chief Executive Officer (2015-present)
  - President and CEO-Designee (2014-2015)
- Group President of the Enterprise Group at American Express Company (2010-2014)
- President of the Prepaid Group at Sprint Nextel Corporation (2009-2010)
- Founding CEO of Virgin Mobile USA, Inc. (2001-2009)
- President and CEO of Priceline Group, Inc.
- Various executive positions, including President of the Consumer Markets Division, at AT&T, Inc.

Other public company boards:

PayPal Holdings, Inc. (since 2015)
NortonLifeLock Inc. (formerly Symantec Corporation) (2000-2019)
FLEX LTD. (2009-2018)

Rodney Slater



Independent Director since: 2010

Age: 68

Committees:
Corporate Governance and Policy
Human Resources

Key skills and experience:

- **Leadership**: Nationally recognized for innovative infrastructure development and forging strategic public and private partnerships. As U.S. Secretary of Transportation, oversaw national transportation policy, spearheaded several historic legislative measures, including record funding for surface transportation investment and aviation safety and security, promoted intermodal transportation systems and led effort to significantly expand high speed rail network.
- **Regulatory/public policy**: Brings a strategic, collaborative and result-oriented approach to oversight of regulatory and public policy issues developed over his long and accomplished career in both the public and private sectors.
- **Risk management**: Globally recognized advisor for reputational risk management, corporate compliance and emergency preparedness, having served as an independent monitor/advisor for Toyota, Takata and Fiat Chrysler as these companies worked through safety issues, and coordinated the Federal Highway Administration's response to several major natural disasters.
- **Strategic planning**: Implemented a visionary strategic plan for the U.S. Department of Transportation to expand its focus on safety, mobility and access, economic development and trade, the environment and national security. Developed an innovative financing and contracting program at the Federal Highway Administration that produced significant operational and cost efficiencies.

Career highlights:

- Partner, Squire Patton Boggs LLP, a law firm (2001-present)
- U.S. Secretary of Transportation (1997-2001)
- Administrator, Federal Highway Administration (1993-1997)
- Various policy positions with the State of Arkansas

Other public company boards:

EVgo Inc. (since 2021)
Stagwell Inc. (since 2021)
Kansas City Southern (2001-2019)
Transurban Group (2009-2018)

Carol Tomé



Independent Director since: 2021

Age: 66

Committees:
Finance

Key skills and experience:

- **Leadership**: After being appointed CEO of UPS in June 2020, led the company through an unprecedented surge in demand for services, while improving competitiveness and reducing bureaucracy. Demonstrated strong financial leadership as CFO for over 18 years at Home Depot, with responsibility for all corporate finance matters including financial reporting, financial planning and analysis, financial operations, internal audit, investor relations and tax. Led strategic business development during a critical time for Home Depot, as well as the IT and cybersecurity function.
- **Consumer/B2B/retail**: Proven track record in growing and innovating at both consumer and B2B businesses with large geographic footprints and employee bases. Reinvigorated Home Depot's consumer business while navigating the Great Recession and housing crisis. Championed Home Depot's initiative designed to grow the B2B side of its business.
- **Financial expertise**: Gained extensive and deep corporate finance expertise during her tenure at Home Depot, during her service on the Board of the Federal Reserve Bank of Atlanta, where she served as both Vice-Chair and Chair of the Board, and during her tenure as chair of the audit committee of UPS from 2018 to 2020.
- **Strategic planning**: As CEO of UPS, navigated the immense challenges and opportunities of the delivery and logistics business during the COVID-19 pandemic. Played a pivotal role in strategic business development at Home Depot as it transformed into one of the world's largest retailers – during her tenure as CFO, Home Depot doubled sales to over $108 billion and generated a 450% increase in shareholder value.

Career highlights:

- Chief Executive Officer of United Parcel Service, Inc., the world's largest package delivery company and a premier provider of global supply chain management solutions (2020-present)
- The Home Depot, Inc., one of the world's largest home improvement retailers
    - Executive Vice President – Corporate Services and Chief Financial Officer (2007-2019)
    - Chief Financial Officer (2001-2007)
    - Other executive positions (1995-2001)
- Federal Reserve Bank of Atlanta
    - Director (2008-2013)

Other public company boards:

United Parcel Service, Inc. (since 2003)
Cisco Systems, Inc. (2019-2020)
Certain Fidelity Mutual Funds (2017)

Ms. Tomé previously served on our Board in 2020.

Hans Vestberg (Chairman)



Director since: 2018

Age: 57

Key skills and experience:

- **Leadership**: Driving Verizon's leadership position in the deployment of 5G technology and multi-access edge computing in the U.S. Built an industry-leading telecommunications software and services organization at Ericsson, one of the world's largest telecommunications companies. Member of the board of directors of the United Nations Foundation that actively works with the U.N.'s Sustainable Development Goals. Effectively navigated the challenges of the COVID-19 pandemic, creating a cohesive workplace culture with a focus on diversity, equity and inclusion.
- **Strategic planning**: Leading Verizon's Network as a Service strategy and network transformation as the key drivers to position the company to carry its 4G leadership into the 5G era. Implemented bold and innovative strategic changes, including Verizon 2.0, the transformation of Verizon's operating model to a customer-focused business served by industry-leading networks, as well as Ericsson's successful diversification into the software and services business from its traditional hardware-centric business.
- **Technology**: Gained significant expertise in mobile technology and telecommunications network architecture as Verizon's Chief Technology Officer and over his 25-year career at Ericsson.
- **Telecommunications**: Brings to the Board extensive operational and strategic experience and a deep understanding of the challenges and opportunities presented in the evolving global telecommunications landscape, as well as in-depth knowledge of Verizon's businesses.

Career highlights:

- Verizon Communications Inc.
    - Chairman (2019-present) and Chief Executive Officer (2018-present)
    - Executive Vice President, President – Global Networks and Chief Technology Officer (2017-2018)
- Ericsson
    - President and Chief Executive Officer (2010-2016)
    - Chief Financial Officer (2007-2009)
    - Other executive positions throughout the global operations

Other public company boards:

BlackRock, Inc. (since 2021)
Hexagon AB (2017-2018)

Gregory Weaver



Independent Director since: 2015

Age: 71

Committees:
Audit (Chair)
Finance

Key skills and experience:

- **Leadership**: Twice elected by fellow partners to serve as Chairman and CEO of Deloitte & Touche LLP's audit and enterprise risk services practice in the U.S., overseeing all operations, regulatory interaction and quality control for all audit and risk consulting clients. Led the firm through significant change in the accounting industry resulting from the passage of the Sarbanes-Oxley Act. Member of the governing board of the Independent Directors Council.
- **Financial expertise**: Gained comprehensive public accounting experience at the highest level and substantial financial expertise over his 40-year career at Deloitte & Touche and as the lead audit partner for several of its largest clients, as well as through serving as a Trustee of the Goldman Sachs Trust, where he also served as audit committee chair from 2016 to 2022 and began serving as board chair in 2023.
- **Risk management**: Developed a deep understanding of vertical and horizontal risk exposures – within companies and across industries – through providing enterprise risk services. Also led Deloitte & Touche through assessments of its own audit risk exposures.
- **Strategic planning**: As a member of Deloitte's board of directors and numerous management committees, helped shape strategic organizational priorities and relationships with regulators.

Career highlights:

- Deloitte & Touche LLP, the accounting, auditing and risk advisory subsidiary of Deloitte LLP
    - Chairman and Chief Executive Officer (2001-2005 and 2012-2014)
    - Member, Deloitte LLP Board of Directors (2006-2012)
    - Partner (1985-2014)

Other public company boards:

Goldman Sachs Trust (since 2015)

Our governance framework

The membership, structure, policies and practices of our Board and its committees promote the effective exercise of the Board's role in the governance of Verizon. In addition, our Corporate Governance Guidelines provide a framework for the Board's operations and address key governance practices. The Corporate Governance and Policy Committee monitors best practices and developments in corporate governance, considers the views of Verizon's shareholders, and periodically recommends changes to the Board's policies and practices, including the Guidelines. Directors provide input on the design of the Board annually, as part of the Board assessment process, and as warranted throughout the year.

Board leadership structure

Verizon's governance framework provides the Board with the flexibility to select the appropriate Board leadership structure for the Company. In making this leadership structure determination, the Board considers many factors, including the specific needs of the business and the long-term interests of our shareholders.

Given the dynamic and highly competitive environment in which Verizon operates, the Board believes that Verizon and our shareholders are best served by a Chairman who has broad and deep knowledge of our industry, providing valuable knowledge to the Board and increasing the information available to it, and who has the vision, energy and experience to position Verizon as the leader of transformational change in the communications ecosystem. Based on these considerations, the Board has determined that, at this time, our CEO, Hans Vestberg, is the Director best qualified to serve in the role of Chairman. As CEO, Mr. Vestberg also has a greater understanding of the strategies and tactics of the Company and can most readily identify potential opportunities and problems.

To maintain an appropriate level of independent oversight, checks and balances in its governance, and consistent with the Corporate Governance Guidelines, the independent members of the Board have elected an independent Lead Director who has the responsibilities described under "Role of the Lead Director." Clarence Otis, Jr. currently serves as Lead Director. Mr. Otis acquired significant expertise in financial risk assessment and enterprise risk management as a member of the Federal Reserve Bank of Atlanta Board, multiple public company boards and audit committees, and as CEO of Darden Restaurants, and is well qualified to lead the Board in fulfilling its role in risk oversight.

The Lead Director and our Chairman and CEO meet and speak with each other regularly about the Company's strategy and operations and the functioning of the Board. The Lead Director provides a tangible independent source of authority and serves as an impartial resource for the Board to express its views regarding management. In addition, the Lead Director regularly represents the Board in communications with shareholders and other stakeholders, and any shareholder or interested party may communicate directly with the Lead Director.

All Directors play an active role in overseeing Verizon's business at both the Board and committee level. Every Director is given the agenda for each Board meeting in advance and can request changes. In addition, all Directors have unrestricted access to the Chairman and the senior leadership team at all times.

The Board believes that shareholders are best served by this current leadership structure because it features an independent Lead Director who provides independent and objective oversight and who can express the Board's positions in a forthright manner, as well as independent Directors who are fully involved in the Board's operations and decision making.

Clarence Otis, Jr.
Lead Director



Role of the Lead Director

- Promotes a strong Board culture, including encouraging and facilitating active participation of all Directors
- Approves the agenda, schedule and materials for all Board meetings, in consultation with the Chairman
- Is available to advise the committee chairs in fulfilling their designated responsibilities
- Acts as principal liaison with the Chairman
- Chairs executive sessions, including those held to evaluate the CEO's performance and compensation
- Chairs any meeting of the Board if the Chairman is not present
- Calls Board meetings and executive sessions as needed
- Leads the Board's annual self-evaluation
- Oversees the process for CEO succession planning along with the Human Resources Committee
- Acts as a primary point of contact for Board communication with major shareholders and other key stakeholders, as appropriate

Board meetings and executive sessions

In 2022, our Board of Directors held eight meetings, including six regularly scheduled meetings and two special meetings.

No incumbent Director attended fewer than 75% of the total number of meetings of our Board and the committees to which the Director was assigned in 2022. Directors standing for re-election are expected to attend the annual meeting of shareholders. In 2022, all Directors attended the annual meeting.

The Corporate Governance Guidelines require the independent Directors to meet in executive session without any members of management present at least twice a year to review and evaluate the performance of the Board and to evaluate the performance and approve the compensation of the CEO. In practice, our Board typically meets in executive session during each regular Board meeting.

Service on other boards

Based on the increasing demands placed upon directors and the need to devote sufficient time to fulfill their responsibilities effectively, the Board has a policy that a Director who is an executive officer of a public company should serve on no more than two public company boards, and other Directors should serve on no more than four public company boards.

Board committees

Our Board of Directors has established four standing committees: the Audit Committee, the Corporate Governance and Policy Committee, the Finance Committee, and the Human Resources Committee. Each committee has a written charter that defines its specific responsibilities. The chair of each committee approves the agenda and materials for each meeting. Each committee has the authority to retain independent advisors to assist it in carrying out its responsibilities.

Our committee meetings are not held concurrently, which enables our Directors to sit on multiple committees. Our newly appointed Directors also attend all committee meetings for a period prior to being appointed to any particular committee, which gives them a broad-based introduction to the Company and allows them to understand the inner workings of all committees.

Where to find more information

You can find information about Verizon's Directors, Board committees and a video from our Lead Director on the Corporate Governance section of our website at www.verizon.com/about/investors/corporate-governance. You can also access Verizon's Corporate Governance Guidelines, Code of Conduct and other corporate governance materials, including Verizon's certificate of incorporation, bylaws, committee charters and policies at that site. You can request copies of these materials from the Assistant Corporate Secretary at the address given under "Contacting us."

In addition, you can access all of Verizon's ESG reporting, including our ESG Report, TCFD Reports, Transparency Reports, Political Engagement Reports and EEO-1 Report, as well as key company policies, through our ESG Resources Hub at www.verizon.com/about/investors/reporting.

Beyond the boardroom

Engagement outside of Board meetings provides our Directors with additional insight into our business and our industry, and gives them valuable perspectives on the performance of our Company, the Board, our CEO and other members of senior management, and on the Company's strategic direction.

- Our individual Directors have discussions with each other and with our CEO, and have informal individual and small group meetings with high potential members of our senior management team in order to gain insight into the Company's management development program and succession pipeline.
- Our committee chairs and Lead Director meet and speak regularly with each other and with members of our management in connection with planning for meetings. All Directors are encouraged to provide suggestions for meeting agendas and materials.
- Our Directors periodically attend "deep dives" on current topics of interest and technology training as part of their ongoing Director education program.
- Our Directors receive weekly updates on recent developments, press coverage and current events that relate to our business, as well as monthly business operation reviews and analyst reports.

Audit Committee

Key responsibilities and activities

- Assess and discuss with management Verizon's significant business risk exposures (including those related to cybersecurity, data privacy, data security, bribery and corruption, and certain environmental and climate-related risks) and oversee management's programs and policies to monitor, assess and manage such exposures
- Assess Verizon's overall control environment, including controls related to financial reporting, disclosure, compliance and significant financial and business risks
- Appoint, approve fees for, assess the independence and oversee the work of the independent registered public accounting firm
- Oversee financial reporting and disclosure matters, including review of the annual and quarterly reports on Forms 10-K and 10-Q, earnings releases and guidance, and the process for the CEO and CFO certifications
- Oversee Verizon's internal audit function and review significant internal audit findings and recommendations
- Assess Verizon's compliance processes and programs, including the Code of Conduct
- Review the Chief Compliance Officer's annual report regarding anti-corruption compliance, compliance with significant regulatory obligations, export controls, and data protection
- Assess policies and procedures for executive officer expense accounts and perquisites, including the use of corporate assets
- Assess procedures for handling complaints and confidential, anonymous employee submissions relating to accounting, internal accounting controls or auditing matters
- Review reports and disclosures of significant conflicts of interest and related person transactions

The Board has determined that each of Ms. Archambeau, Ms. Austin, Mr. Narasimhan, Mr. Otis and Mr. Weaver is an audit committee financial expert.

Members

Gregory Weaver (Chair)

Shellye Archambeau

Roxanne Austin

Laxman Narasimhan

Clarence Otis, Jr.

2022 meetings

11

Corporate Governance and Policy Committee

Key responsibilities and activities

- Evaluate the structure and practices of our Board and its committees, including size, composition, independence and operations
- Recommend changes to our Board's policies or practices or the Corporate Governance Guidelines
- Identify and evaluate the qualifications of Director candidates
- Recommend Directors to serve as members of each committee and as committee chairs
- Review potential related person transactions
- Facilitate the annual assessment of the performance of the Board and its committees
- Serve as hub for oversight of ESG, including ESG commitments, reporting and engagement, corporate responsibility and sustainability
- Oversee Verizon's position and engagement on important public policy issues, including those relating to political contributions, lobbying activities, and human rights, that may affect our business and reputation
- Review the activities of Verizon's community and social impact initiatives, including philanthropic activities

Members

Shellye Archambeau (Chair)

Vittorio Colao

Melanie Healey

Laxman Narasimhan

Rodney Slater

2022 meetings

5

Finance Committee

Key responsibilities and activities

- Monitor Verizon's capital needs and financing arrangements and ability to access the capital markets
- Monitor expenditures under the annual capital plan approved by our Board
- Review Verizon's policies and strategies for managing currency, interest rate, renewable energy and counterparty exposures
- Review and approve Verizon's derivatives policy and monitor the use of derivatives, including our renewable power purchase agreement strategy
- Review Verizon's insurance and self-insurance programs
- Oversee the investment of pension assets and the funding of pension and other postretirement benefit obligations

Members

Mark Bertolini (Chair)

Roxanne Austin

Vittorio Colao

Clarence Otis, Jr.

Carol Tomé

Gregory Weaver

2022 meetings

7

Human Resources Committee

Key responsibilities and activities

- Oversee the development of Verizon's executive compensation program and policies
- Approve corporate goals relevant to the CEO's compensation
- Evaluate the CEO's performance and recommend his compensation to the Board
- Review and approve compensation and benefits for selected senior managers
- Consult with the CEO on talent development
- Oversee succession planning and assignments to key leadership positions
- Oversee human capital management, including with respect to employee diversity, equity and inclusion, talent acquisition, retention and development, employee engagement, pay equity and corporate culture
- Review and make determinations under Verizon's clawback policies
- Review the impact of Verizon's executive compensation policies and practices, and the performance metrics underlying the compensation program, on Verizon's risk profile
- Review and recommend non-employee Director compensation

Members

Daniel Schulman (Chair)

Mark Bertolini

Melanie Healey

Clarence Otis, Jr.

Rodney Slater

2022 meetings

5

Board and committee assessments

Our Board conducts a comprehensive annual assessment to enhance the effectiveness of the Board and its committees and to continue to reflect evolving best practices in their processes. While the assessment process is generally led by the Lead Director, the Board periodically engages a third-party consulting firm to bring an outside perspective to the process. As part of the annual assessment, each Director completes a detailed written questionnaire designed to elicit suggestions for improving Board and committee effectiveness and feedback on a range of issues, including Board leadership, culture, purpose and strategy, composition and structure and risk management. In addition, the Lead Director or the third-party consulting firm conducts individual interviews with each of the independent Directors to discuss these topics, among others. The Board discusses the feedback received from the questionnaires and interviews during an evaluation session facilitated by the Lead Director. The evaluation for 2022 was conducted by the Lead Director and concluded that the Board and its committees are operating effectively. Recommendations in recent years to further enhance Board effectiveness, which we addressed, have included continued focus on Board refreshment, strategic oversight, and the development of Verizon's next generation of leaders.

In addition to annual assessments, the Board evaluates and modifies its oversight of Verizon's operations on an ongoing basis. During their executive sessions, the independent Directors consider agenda topics that they believe deserve additional focus and raise new topics to be addressed in future meetings.

The Corporate Governance and Policy Committee annually appraises the framework for our Board and committee assessment processes.


Board and committee assessment process
Feedback solicited
Online questionnaire on a range of topics relating to enhancing Board effectiveness
One-on-one discussions
Candid, one-on-one discussions between the Lead Director and Directors to elicit additional feedback
Reporting back
A summary of the assessment results provided to the Board
Closed session discussion
Closed session discussion of the assessment results facilitated by the Lead Director
Feedback incorporated
Policies and practices updated as appropriate to address any suggestions or enhancements per the assessment

Director orientation and continuing education

We provide our Directors with comprehensive orientation and education programs to promote a deep understanding of issues affecting our business and industry, help Directors stay current and knowledgeable about the Company's business and its competitive and technology landscape, and support Directors in performing their oversight duties.

New Director orientation. When a new Director joins the Board, we conduct an orientation program that includes, among other things, a review of the Company's purpose, business strategy and operations, technology, financial condition, legal and regulatory framework and other relevant topics.

Director continuing education. We support current Directors in their ongoing learning by providing continuing education opportunities and programs. These programs include presentations by thought leaders and industry experts, formal education sessions, meetings with management subject matter experts, participation in industry forums and site visits.

Oversight of strategy

All of our Directors have deep experience and expertise in strategic planning and execution. The Board engages Verizon's senior leaders in robust discussions about strategic goals and challenges them to execute on the strategic plan, address emerging challenges and disruptions, and promote innovation. In addition to an annual strategy retreat, strategy is allocated substantial time on the agenda for each regular Board meeting. During these reviews, the Board engages with senior management regarding the competitive landscape, operational objectives and challenges and regulatory developments.

Oversight of business risks

While senior management has primary responsibility for managing business risks, our Board of Directors is responsible for risk oversight. The Board works closely with senior management to develop a comprehensive view of Verizon's key short- and long-term business risks. Verizon has a formalized business risk management reporting process that is designed to provide visibility to the Board about critical risks and risk mitigation strategies.

The Board of Directors oversees the management of risks inherent in the operation of Verizon's businesses and the implementation of its strategic plan by using several different levels of review. The Board addresses the primary risks associated with Verizon's business units and corporate functions in its operations reviews of those units and functions. Further, the Board reviews the risks associated with Verizon's strategic plan throughout the year.

In addition, each of our Board committees oversees the management of risks that fall within that committee's areas of responsibility. In performing this function, each Board committee has full access to management and may engage independent advisors. As part of the Board's risk oversight function, the Board regularly brings in outside advisors and experts to speak to the Board on topics including emerging business risks. In 2022, these topics included geopolitical and economic risks, opportunities and trends.

Enterprise risk management program. The Audit Committee oversees the operations of Verizon's Enterprise Risk Management program, which identifies the primary risks to Verizon's business and also assesses Verizon's overall control environment, including controls related to financial reporting, disclosure, compliance and significant financial and business risks. These risks inform Board and Audit Committee discussion topics throughout the year.

Senior management teams from across the business meet with the Audit Committee, on at least a semi-annual basis, to discuss the primary risks associated with their business units and functions and related risk mitigation initiatives. As part of Verizon's annual enterprise risk assessment process, the Audit Committee also reviews key business risks with the Chief Financial Officer, the Senior Vice President of Internal Audit and the Chief Compliance Officer.

- The Chief Financial Officer updates the Audit Committee on a quarterly basis on the activities of the Verizon Management Audit Committee, which has management oversight responsibility for the implementation of the Enterprise Risk Management program.
- Verizon's Senior Vice President of Internal Audit, who functionally reports directly to the Audit Committee, facilitates the Committee's oversight of the Company's implementation of risk management controls and methodologies to address identified risks, including financial, operational, regulatory and compliance risks.
- Verizon's Chief Compliance Officer, who also functionally reports directly to the Audit Committee, oversees periodic risk assessments of specific compliance risk areas, such as anti-corruption, and reports the findings to the Committee.

The Committee routinely meets privately with representatives from the independent registered public accounting firm, the Senior Vice President of Internal Audit, and the Chief Legal Officer.

Strategic crisis management. In order to position Verizon leadership and the Board to respond to strategic risks and protect Verizon's core assets in a potential crisis, the Company maintains a Strategic Crisis Management Program. The Program defines clear roles and responsibilities in dealing with various potential crises and outlines a process to make decisions and implement appropriate actions on a timely basis. Through the Program, the Verizon Strategic Crisis Leadership Team is positioned to assume executive ownership of strategic crisis events through drills and scenario-based training. The Program also includes employee crisis awareness training in order to encourage employees across the Company to quickly identify and report circumstances or events that could develop into a strategic crisis so that our leadership team can take appropriate steps in response. In addition, our Board of Directors maintains a Board Crisis Response Plan, which is structured to be used in connection with any crisis that could have a significant strategic impact on the Company's brand, reputation, finances or legal, political or regulatory position. The Plan provides a framework for appropriate Board oversight and assessment of the response to a crisis that allows the necessary flexibility to address the different types of crises that might arise.

Financial risk and capital allocation. The Finance Committee assists our Board in its oversight of financial risk management. In performing this function, the Finance Committee monitors Verizon's capital needs and financing plans and oversees the strategy for managing risks related to currency, interest rate, renewable energy and counterparty exposures. The Finance Committee reviews and approves the Company's derivatives policy and monitors the use of derivatives. The Finance Committee also reviews Verizon's pension and other postretirement benefit obligations, as well as its insurance and self-insurance programs.

Oversight of ESG strategy and risks

Our Board recognizes that operating responsibly and appropriately managing the environmental and social risks arising from our operations are fundamental to the long-term success of our Company. The Corporate Governance and Policy Committee oversees corporate responsibility, public policy and sustainability. Verizon has a centralized ESG team that is dedicated to enhancing the Company's sustainability reporting and stakeholder engagement on environmental, social and governance issues that align with Verizon's core business strategy. This cross-functional team focuses on strategic areas including governance, reporting, human rights and environmental sustainability and also oversees Verizon's efforts to deliver on its ESG commitments. The Senior Vice President, Deputy General Counsel and Corporate Secretary regularly provides the Corporate Governance and Policy Committee with updates on the Company's ESG priorities, commitments, stakeholder engagement and reporting. In addition, the ESG team partners with the Enterprise Risk Management team to bolster Verizon's controls framework that collects, manages and reports on the information required for all of its ESG-related public disclosures.

Environmental sustainability and climate. Verizon has set long-term and interim targets to address current and future climate-related risks. Our long-term goal is to achieve net-zero emissions in our operations by 2035. In support of this goal, we expect to source renewable energy equivalent to 50% of our annual electricity usage by 2025 and 100% by 2030. We also have a science-based target to reduce our operational emissions by 53% (over a 2019 baseline) by 2030. We are upgrading and hardening our infrastructure to be prepared for a changing climate, improving energy efficiency across our networks and facilities, making substantial investments in renewable energy and developing solutions to help our customers to reduce their carbon footprints. Several of our Directors have experience with climate-related issues, including renewable energy, network resilience, innovative technological solutions and emissions management.

Each committee of the Board oversees the management of the specific risks related to our environmental sustainability strategy and the transition to a low carbon economy that fall under the committee's area of responsibility:

- **Audit Committee:** Environmental and climate-related risks discussed during annual business risk reviews with the Audit Committee include operational and financial risks relating to energy management and our renewable energy and carbon neutral commitments, maintaining network reliability during catastrophic and weather-related events, and the impacts of possible laws or regulations that seek to mitigate climate change.
- **Corporate Governance and Policy Committee:** The Corporate Governance and Policy Committee oversees Verizon's strategy for managing climate-related risks and monitors the Company's progress on meeting climate-related goals. The Senior Vice President, Deputy General Counsel and Corporate Secretary regularly updates the Committee on the activities of Verizon's Executive Climate Oversight Committee, a cross-functional management committee that has management oversight responsibility for Verizon's climate-related strategy and initiatives.
- **Finance Committee:** The Finance Committee oversees the strategy for managing risks related to Verizon's renewable energy exposure through renewable energy purchase agreements, as well as the Company's green financing program.
- **Human Resources Committee:** To incentivize management to achieve the Company's climate-related goals, the Human Resources Committee has included a carbon intensity reduction metric as one of the performance measures in the Short-Term Incentive Plan (Short-Term Plan) since 2014.

Data privacy and cybersecurity. Protecting the privacy of our customers' information and the security of our systems and networks has long been and will continue to be a priority at Verizon. The Board is committed to maintaining strong and meaningful privacy and security protections for our customers' information. The Audit Committee has primary responsibility for overseeing Verizon's risk management programs relating to data protection and privacy and cybersecurity. The Audit Committee also monitors Verizon's compliance in the areas of data protection and privacy.

- **Data protection and privacy.** Verizon has technical, administrative and physical safeguards in place to help protect against unauthorized access to, use or disclosure of customer information and data we collect and store. Verizon has a dedicated Chief Privacy Officer whose team advises the business on privacy risks and assesses the effectiveness of privacy controls. The Chief Privacy Officer at least annually briefs the Audit Committee on data privacy risks and mitigating actions.
- **Cybersecurity.** To more effectively address the cybersecurity threats posed today, Verizon has a dedicated Chief Information Security Officer whose team is responsible for leading enterprise-wide information security strategy, policy, standards, architecture and processes. Verizon's comprehensive information security program includes, among other aspects, cyber defense including incident response and resiliency planning and testing, product and platform security, cyber architecture and engineering, identity and access management, and risk assessment and management including third party oversight. The Chief Information Security Officer leads an annual review and discussion with the full Board dedicated to Verizon's cyber risks and threats and cyber protections and provides updates throughout the year, as warranted. In addition, the Audit Committee receives regular updates from senior management on the Company's cybersecurity posture and related matters.

Responsible business. Verizon's Responsible Business Council, chaired by the CEO and composed of members of the senior leadership team, oversees the integration of responsible practices as a core operating principle. At least annually, the Chief Corporate Social Responsibility Officer reports to the Board on the Council's activities and Verizon's community and social impact initiatives.

Current policy issues and corporate reputation. Companies in our industry and beyond are facing challenges that have impacted their reputations and brought adverse attention and action by consumers, regulators and shareholders. The Corporate Governance and Policy Committee has primary responsibility for overseeing the Company's handling of risks relating to Verizon's position and engagement on important public policy issues, as well as individual events and incidents that may affect the Company's business and reputation. Each year, Verizon's Chief Legal Officer updates the Committee on the current policy issues facing the Company that may generate publicity and impact corporate reputation. Through this annual briefing, the Committee reviews and discusses with management the most pressing known reputational issues and the Company's position on each issue, as well as the processes in place to anticipate potential developments in each of the identified areas and to quickly respond to any such developments in a timely manner. Outside the regular meeting cycle, management informs the Board of current developments that may pose reputational risks to the industry or the Company.

Political activities and lobbying. Verizon adheres to the highest ethical standards when engaging in any political activity. The Corporate Governance and Policy Committee oversees our political activity, including lobbying, and receives a comprehensive briefing from the Senior Vice President of Public Policy and Government Affairs on these activities at least annually. Moreover, Verizon's political activity is subject to robust internal controls. The Code of Conduct requires that all lobbying activities on behalf of Verizon be authorized by public policy or legal personnel. Corporate policy and training materials provide guidance to employees regarding legal requirements in connection with lobbying activities.

Verizon understands that transparency regarding our political activity is critical to maintaining the trust of our stakeholders. We publish a political engagement report on our corporate website that is updated twice a year and lists all political action committee contributions and corporate political contributions. Our report also discloses our Public Policy and Government Affairs organization's memberships in trade associations and issue advocacy organizations for which our support reaches at least $50,000 annually. Verizon supports these organizations for a number of reasons, including to reflect our interest in the community, to acquire valuable industry and market expertise, and to support specific strategic policy and business goals and interests. These groups often have a diversity of members, interests and viewpoints that do not necessarily reflect Verizon's beliefs or priorities and we may not always agree with all of the positions of each organization or its members. When we disagree with a position of an organization we support, we communicate our concerns through the senior executives who interact with these organizations. Verizon also takes these differences under consideration when determining whether support of an organization is, on balance, in the best interests of the Company and its stakeholders.

Human rights. As expressed in its Human Rights Statement, Verizon is committed to operating with respect for internationally recognized human rights. We have a dedicated Business and Human Rights Program that works to embed human rights considerations into responsible business decision-making processes across the Company. The Corporate Governance and Policy Committee oversees our human rights work.

Anti-corruption. Verizon has a robust anti-corruption program to comply with applicable anti-corruption rules, including the Foreign Corrupt Practices Act and the U.K. Bribery Act. As part of this program, the Audit Committee receives annual reports summarizing the Company's continued compliance with applicable anti-corruption rules on a Company-wide basis and within the various business units and corporate functions. Every two years, we review and assess our anti-corruption program with the goal of finding areas for improvement. This process is done under the direction of our Chief Compliance Officer, who reports the findings to the Audit Committee.

Oversight of human capital management

The Human Resources Committee is charged with oversight of our strategies, initiatives and programs related to human capital management, including with respect to employee diversity, equity and inclusion, talent acquisition, retention and development, employee engagement, pay equity and corporate culture. In addition, the full Board periodically discusses these topics.

Culture and employee engagement. Our Board views our employees as one of Verizon's most critical assets and regularly receives briefings from the CEO on initiatives to strengthen our company culture and encourage employee engagement. The CEO reviews with the Board the results of the "Pulse" surveys completed by employees across the Company. Periodically, our Directors attend employee town halls and participate in leadership forums with employees.

Diversity, equity and inclusion. Verizon is committed to creating a collaborative, inclusive, equitable and diverse environment – within Verizon, with our customers and among our business partners and suppliers. The Board views this commitment as a business imperative and a competitive advantage. To promote diversity in our workforce and encourage the contribution of diverse business partners to our success, the Human Resources Committee has included diversity targets as performance measures in the Short-Term Plan for over 20 years. The Chief Human Resources Officer reviews diversity representation and initiatives with the Committee at least annually. Additionally, the Corporate Governance and Policy Committee regularly reviews and discusses Board diversity matters. The Finance Committee also receives regular updates from our Senior Vice President and Treasurer about the Company's efforts to foster diversity, equity and inclusion in the capital markets through our financing activities.

Succession planning and talent development. Our Board recognizes that one of its most important duties is to promote continuity in Verizon's senior leadership by overseeing the development of executive talent and planning for the efficient succession of the CEO. Our Board has delegated primary oversight responsibility for succession planning to the Human Resources Committee, which oversees assignments to key leadership positions. The Human Resources Committee reports on its activities to the full Board, which addresses succession planning during executive sessions that typically occur in connection with each regularly scheduled meeting.

To align the succession planning and management development process with Verizon's strategic objectives, the Board and Human Resources Committee regularly consult with the CEO on Verizon's organizational needs and competitive challenges, the potential of key managers, and plans for future developments and emergency situations. As part of this process, the Board and the Human Resources Committee also seek input from the Chief Human Resources Officer, as well as advice on related compensation issues from the Human Resources Committee's independent compensation consultant.

Our Board generally conducts an in-depth review of senior leader development and succession planning at least twice a year. Led by the CEO and the Chief Human Resources Officer, this review addresses Verizon's management development initiatives, assesses senior management resources, and identifies individuals who should be considered as potential future senior executives.

Our goal is to develop well-rounded, experienced and diverse senior leaders. High potential executives are challenged regularly with additional responsibilities, new positions or promotions to expose them to our diverse operations. These individuals are often positioned to interact more frequently with the Board, both in full Board meetings and in less formal settings and small groups, so the Directors can get to know and assess them.

Employee health and safety. Verizon is committed to maintaining a safe workplace and environmentally responsible work practices, and we expect our suppliers to share that commitment. At least annually, the Chief Human Resources Officer briefs the Human Resources Committee on the Company's health and safety protocols, incidents involving employees and suppliers, and actions that management is taking to limit these risks.

Compensation risk. The Human Resources Committee considers the impact of our executive compensation program and the incentives created by compensation awards on Verizon's overall risk profile. It also oversees management's annual assessment of compensation risk arising from Verizon's compensation policies and practices. This annual assessment is conducted by members of management including the Senior Vice President of Internal Audit and the Corporate Secretary. The assessment includes a review of the features and characteristics of Verizon's compensation policies and programs, the performance metrics under the Short- and Long-Term Incentive Plans and the process for calculating and approving adjustments that are part of the plan, as well as the approval processes for compensation programs and related payouts. The assessment also reviews governance oversight at the Committee and Board level, Code of Conduct provisions and mandatory training programs that reinforce policies that mitigate risk, and performance metrics and measurement periods that are aligned with Verizon's business strategy.

Based on management's review, Verizon has concluded that our compensation policies and procedures are not reasonably likely to have a material adverse effect on Verizon because they are appropriately structured and discourage employees from taking excessive risks.

Other risk-related matters

Business conduct and ethics. We are committed to operating with the highest level of integrity, responsibility and accountability. To that end, we have adopted a Code of Conduct that applies to all employees, including the CEO, the Chief Financial Officer and the Controller. The Code of Conduct describes each employee's responsibility to conduct business with the highest ethical standards and provides guidance about preventing, reporting and remediating potential compliance violations in key areas. Verizon thoroughly investigates all claims of misconduct. Various types of cases are reported to the Chief Compliance Officer, who discusses the most serious Code violations with the Audit Committee at least annually.

Directors are expected to act in the spirit of the Code of Conduct, and to comply with the specific ethical provisions of the Corporate Governance Guidelines. Our Board is strongly predisposed not to waive any of these business conduct and ethics provisions for senior executives or Directors. In the unlikely event of a waiver, we will promptly disclose the Board's action on our website.

Related person transactions. The Board has adopted the Related Person Transaction Policy that is included in the Corporate Governance Guidelines. The Corporate Governance and Policy Committee reviews transactions between Verizon and any of our Directors or executive officers or members of their immediate families to determine if any participants have a material interest in the transaction. If the Committee determines that a material interest exists, based on the facts and circumstances of each case, the Committee may approve, disapprove, ratify or cancel the transaction or recommend another course of action. Any Committee members who are involved in a transaction under review do not participate in the Committee's deliberations. During 2022, there were no related person transactions required to be disclosed in this proxy statement.

Our approach to shareholder engagement

We believe that a robust shareholder outreach program is an essential component of maintaining our strong corporate governance practices. Ongoing communication with our investors helps our Board and senior management gather useful feedback on a wide range of topics. In our discussions with investors, we seek their input on a variety of corporate governance, compensation and ESG topics that may impact our business or reputation. We strive for a collaborative approach with investors to solicit and understand a variety of perspectives. These engagements include the participation of our independent Lead Director, Clarence Otis, Jr., or other Directors, when requested and appropriate. Shareholder feedback is regularly summarized and shared with our Board.

In 2022, topics covered in engagement included:

Environmental

- Climate change
- Network reliability and resilience
- Biodiversity

Social

- Cybersecurity
- Digital inclusion
- Human capital, including diversity, equity and inclusion
- Labor management
- Supply chain

Governance

- Board diversity and skills
- Business ethics
- Executive compensation
- Human rights
- Political engagement
- Risk management

Disclosure

- ESG ratings
- Human capital metrics
- Proposed SEC rules
- SASB industry standard
- TCFD

Our Lead Director, Clarence Otis, Jr., discusses corporate purpose, decisions about when to speak on social issues, Board oversight of human capital management, and Board composition and refreshment in a video on the Corporate Governance section of our website at www.verizon.com/about/investors/corporate-governance.

Verizon's dedicated ESG team focuses on stakeholder engagement and decision-useful reporting in strategic areas including governance, human rights, environmental sustainability and digital trust and safety and also oversees Verizon's efforts to deliver on its ESG commitments. Our ESG reporting is aligned with the SASB Standard for the telecommunications industry, the recommendations of the Task Force on Climate-Related Financial Disclosures, the Global Reporting Initiative and U.N. Global Compact. We strive to make it easy for shareholders to learn about our positions and progress on the issues that matter to them. To that end, we have created an ESG Resources Hub on our Investor Relations website at www.verizon.com/about/investors/reporting that houses all of our ESG reporting and policies.

How to contact the Board

Any shareholder or interested party may communicate directly with our Board, any committee of our Board, any individual Director (including the Lead Director and the committee chairs) or the non-employee Directors as a group, by writing to:

Verizon Communications Inc.

Board of Directors
(or committee name, individual Director, Lead Director, committee chair or non-employee Directors as a group, as appropriate)
1095 Avenue of the Americas
New York, New York 10036

Verizon's Corporate Secretary reviews all correspondence addressed to our Directors and periodically provides the Board with copies of all communications that deal with the functions of our Board or its committees, or that otherwise require Board attention. Typically the Corporate Secretary will not forward communications that are of a personal nature or are unrelated to the duties and responsibilities of our Board, including business solicitations or advertisements, mass mailings, job-related inquiries, or other unsuitable communications. All communications involving substantive accounting or auditing matters are forwarded to the Chair of the Audit Committee.

Non-employee Director compensation

The Human Resources Committee, in consultation with its independent compensation consultant, reviews and recommends non-employee Director compensation. In 2022, each non-employee Director of Verizon was entitled to an annual cash payment of $125,000. The Chairs of the Corporate Governance and Policy Committee and the Finance Committee were entitled to receive an additional annual cash payment of $20,000, and the Chairs of the Audit Committee and the Human Resources Committee were entitled to receive an additional annual cash payment of $30,000. The Lead Director was entitled to an additional annual cash payment of $50,000. Directors who served in each of these roles for less than a full year received a portion of the annual payment commensurate with their service.

In 2022, each non-employee Director also received a grant of Verizon share equivalents valued at $175,000 on the grant date. No meeting fees were paid if a non-employee Director attended a Board or committee meeting on the day before or the day of a regularly scheduled Board meeting. Each non-employee Director who attended a Board or committee meeting held on any other date received a meeting fee of $2,000.

Each non-employee Director who joined our Board in 2022 was entitled to receive a one-time grant of 3,000 Verizon share equivalents valued at the closing price on the date the new Director joined our Board. Mr. Colao did not receive such a grant upon joining the Board in 2022, because he previously received one in 2019 in connection with his prior service on the Board.

Based on the recommendation of the Human Resources Committee after its review of the Verizon Director compensation program and the programs of peer companies, and in consultation with its independent compensation consultant, the Board made the following changes to the Director compensation program that are effective January 2023: (i) eliminated the $2,000 meeting fees received by non-employee Directors for attending Board or committee meetings held on days other than the day before or the day of a regularly scheduled Board meeting, (ii) eliminated the one-time grant of 3,000 Verizon share equivalents upon joining the Board, (iii) increased the value of the annual grant of Verizon share equivalents from $175,000 to $210,000, and (iv) increased the additional cash payment to the Lead Director from $50,000 to $75,000. The Board also increased the stock ownership requirement for Directors to five times the annual cash component of the annual Board retainer within 4 years of joining the Board (up from three times within 3 years of joining the Board).

All share equivalents that non-employee Directors receive are automatically credited to the Director's deferred compensation account under the Verizon Executive Deferral Plan, which is referred to as the Deferral Plan, and invested in a hypothetical Verizon stock fund. Amounts in a Director's deferred compensation account are paid in a cash lump sum in the year following the year the Director leaves our Board.

Non-employee Directors may choose to defer all or part of their annual cash payment and meeting fees (if any) under the Deferral Plan. They may elect to invest these amounts in the hypothetical investment options available to participants in Verizon's Management Savings Plan or in a hypothetical cash account that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody's Investor Services.

The non-employee Directors are eligible to participate in the Verizon Foundation Matching Gifts Program. Under this program, which is open to all Verizon employees, the Foundation matches up to $5,000 per year of charitable contributions to accredited colleges and universities, $1,000 per year of charitable contributions to any non-profit with 501(c)(3) status, and $1,000 per year of charitable donations to designated disaster relief campaigns.

Non-employee Director compensation in 2022

Name (a)	Fees earned or paid in cash[1] ($) (b)	Stock awards[2] ($) (c)	Option awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Change in pension value and nonqualified deferred compensation earnings ($) (f)	All other compensation ($) (g)	Total ($) (h)
Shellye Archambeau*	153,000	175,000	0	0	0	0	328,000
Roxanne Austin	141,000	175,000	0	0	0	0	316,000
Mark Bertolini*	157,000	175,000	0	0	0	0	332,000
Vittorio Colao	20,833	29,167	0	0	0	0	50,000
Melanie Healey	127,000	175,000	0	0	0	0	302,000
Laxman Narasimhan	135,000	175,000	0	0	0	0	310,000
Clarence Otis, Jr.**	195,000	175,000	0	0	0	0	370,000
Daniel Schulman*	159,000	175,000	0	0	0	0	334,000
Rodney Slater	129,000	175,000	0	0	0	0	304,000
Carol Tomé	131,000	175,000	0	0	0	0	306,000
Gregory Weaver*	175,000	175,000	0	0	0	0	350,000

* Denotes a chair of a standing committee during 2022.

** Mr. Otis served as Lead Director during 2022.

1 This column includes all fees earned in 2022, whether the fee was paid in 2022 or deferred.

2 For each non-employee Director, this column reflects the grant date fair value of the non-employee Director's 2022 annual stock award, computed in accordance with FASB ASC Topic 718. The following reflects the aggregate number of share equivalents held as of December 31, 2022 by each person who served as a non-employee Director during 2022: Ms. Archambeau, 41,229; Ms. Austin, 11,061; Mr. Bertolini, 35,458; Mr. Colao, 783; Ms. Healey, 52,984; Mr. Narasimhan, 8,347; Mr. Otis, 104,512; Mr. Schulman, 19,030; Mr. Slater, 66,817; Ms. Tomé, 4,551; and Mr. Weaver, 32,812.

Executive compensation

Item 2: Advisory vote to approve executive compensation

Shareholders have strongly supported Verizon's executive compensation program since our first annual advisory vote on the matter in 2009. We are asking you to vote in favor of the following non-binding resolution:

"Resolved, that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Verizon's proxy statement for the 2023 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Compensation Tables and the related narrative discussion."

The structure of our executive compensation program for 2022 is similar to prior years, with updates to address changes in our business unit structure and strategic emphasis. Our Board recommends a vote FOR this resolution because the Board believes our program effectively:

- Encourages strong short-term and long-term performance;
- Aligns the executives' long-term interests with those of our shareholders; and
- Retains high-performing executives.

In the Compensation Discussion and Analysis and Compensation Tables beginning on page 25, we provide a detailed description of our executive compensation program, including our philosophy, the elements of our program and the compensation of our named executive officers. We encourage you to read these sections before deciding how to vote on this proposal.

This advisory resolution, commonly known as a "say-on-pay" resolution, is not binding on our Board of Directors. Nevertheless, the Board and the Human Resources Committee value shareholder feedback received through this annual say-on-pay vote and our direct investor outreach program. The voting results and direct shareholder input are carefully reviewed and considered and are an important part of the process for evaluating our executive compensation program.



The Board of Directors recommends that you vote FOR this proposal.

Item 3: Advisory vote on the frequency of future advisory votes to approve executive compensation

As required by SEC rules, we are asking shareholders to vote on whether future advisory votes on executive compensation should occur every year, every two years or every three years.

In 2007, the Board adopted its current policy to include an advisory vote on executive compensation on the ballot at each annual meeting beginning in 2009. Consistent with this policy the Board recommends that shareholders vote in favor of holding future say-on-pay votes every year.

You may cast your vote on the following resolution by choosing one year, two years or three years, or you may abstain from voting:

"Resolved, that the shareholders of the Company determine, on an advisory basis, that the preferred frequency with which the shareholders of the Company shall have an advisory vote on the compensation of the Company's named executive officers as set forth in the Company's proxy statement is:

Option 1 – once every year;

Option 2 – once every two years;

Option 3 – once every three years; or

Option 4 – abstain from voting."

This advisory resolution is not binding on our Board of Directors. Nevertheless, the Board will review and consider the voting results when making a determination as to the frequency of future say-on-pay votes.



The Board of Directors recommends that you vote for conducting future advisory votes on executive compensation EVERY YEAR.

Compensation discussion and analysis

2022 Named executive officers



Hans Vestberg
Chairman and Chief Executive Officer



Matthew Ellis*
Executive Vice President and Chief Financial Officer



Kyle Malady**
Executive Vice President and Group CEO – Verizon Business



Sowmyanarayan Sampath***
Executive Vice President and Group CEO – Verizon Consumer



Craig Silliman^
Executive Vice President and President – Verizon Global Services



Tami Erwin^^
Former Executive Vice President and Group CEO – Verizon Business



Manon Brouillette^^^
Executive Vice President and Former Group CEO – Verizon Consumer

* Mr. Ellis will step down from his role as Executive Vice President and Chief Financial Officer and separate from Verizon on or around May 1, 2023.

** Mr. Malady served as Executive Vice President and President – Global Networks and Technology until March 2, 2023.

*** Mr. Sampath served as Executive Vice President and Group CEO – Verizon Business until March 2, 2023. He succeeded Ms. Erwin in that role on July 1, 2022. Prior to that appointment, Mr. Sampath served as Verizon's Senior Vice President and Chief Revenue Officer of Verizon Business.

^ Mr. Silliman served as Executive Vice President and Chief Administrative, Legal and Public Policy Officer until October 10, 2022, after which he began to transition into his current role.

^^ Ms. Erwin stepped down from her role as Executive Vice President and Group CEO – Verizon Business on July 1, 2022 and remained a strategic advisor to Mr. Vestberg until her separation from Verizon on September 30, 2022.

^^^ Ms. Brouillette ceased to serve as Group CEO – Verizon Consumer on December 5, 2022.

Roles and responsibilities

Human Resources Committee. The Human Resources Committee of the Board of Directors oversees the design and implementation of the compensation program for our named executive officers, as well as Verizon's management succession planning, talent development and human capital management initiatives, including with respect to employee diversity, equity and inclusion and pay equity. The CEO's compensation is determined by the independent members of the Board after receiving the Committee's recommendation. References to the Committee in this Compensation Discussion and Analysis with respect to the CEO's compensation reflect that process.

Management. The Committee may consult with the Chief Human Resources Officer about the design, administration and operation of the compensation program. The Committee has delegated administrative responsibility for implementing its decisions on compensation and benefits matters to the Chief Human Resources Officer, who reports to the Committee on the actions taken under this delegation.

The Committee seeks the CEO's views on whether the existing compensation policies and practices continue to support Verizon's business and performance objectives, utilize appropriate performance targets, and appropriately reward the contributions of the other named executive officers. While the Committee values the CEO's insight, ultimately the Committee makes an independent determination on all matters related to the compensation of the named executive officers.

Independent compensation consultant. The Committee has the sole authority to retain and terminate a compensation consultant and to approve all terms of the engagement, including fees. The Committee retained Semler Brossy Consulting Group, LLC as its compensation consultant (Consultant). The Consultant advises the Committee on all matters related to the compensation of our named executive officers and our non-employee Directors. The Consultant's advisory services include providing current benchmarking data for our peer group and other relevant market data in our industry and helping the Committee interpret this data, as well as data provided by the Company. The Consultant participates in Committee meetings and confers regularly with the Committee in executive session at those meetings.

Committee policy prohibits the Consultant from doing any work for the Company during its engagement, and the Consultant did not perform work for the Company in 2022. The Committee made assessments of the Consultant under SEC rules and NYSE and Nasdaq listing standards and concluded that the Consultant was independent, and that its work in 2022 for the Committee did not raise any conflicts of interest.

Shareholder feedback on compensation

Our Board, the Human Resources Committee and our management team value shareholder perspectives on our executive compensation program. Management and Directors engage with our institutional shareholders in meetings and calls throughout the year. Topics of discussion typically include the Committee's choice of performance measures for awards issued under our Short- and Long-Term Incentive Plans, the relationship between the performance measures and our long-term strategy, the payout terms of equity awards, compensation recoupment policies and shareholder proposals, and our long-standing practice of including quantitative ESG performance measures in our Short-Term Plan. In addition to this direct feedback, as part of the Committee's annual review of the executive compensation program, the Committee considers the outcome of Verizon's annual shareholder advisory vote on executive compensation – the "say-on-pay." At our Annual Meeting in May 2022, the compensation of our named executive officers was approved by approximately 90% of votes cast. Based on the perspective obtained from discussions with our long-term shareholders, the results of our 2022 say-on-pay vote, and the history of strong shareholder support in prior say-on-pay votes, the Committee believes our shareholders continue to strongly support Verizon's executive compensation program.

Best practices in executive compensation and governance

Our compensation program reflects our commitment to industry-leading standards for compensation design and governance. The Human Resources Committee regularly reviews best practices in executive compensation and governance and revises our policies and practices when appropriate. The following table highlights some features of our executive compensation program that demonstrate the rigor of our policies.

✔ What we do

		More information on page
Pay for performance	Approximately 90% of named executive officers' total compensation opportunity is variable, incentive-based pay.	28
Focus on performance: Exclude buybacks from EPS results	Our adjusted earnings per share (EPS) metric under our Long-Term Incentive Plan (Long-Term Plan) excludes the benefit of any repurchases of Verizon's common stock under a share buyback program.	34
Robust stock ownership guidelines	We have stock ownership guidelines for the CEO of 7x base salary; for other named executive officers of 4x base salary; and for Directors of 5x the cash component of the annual Board retainer (up from 3x effective January 2023).	39
Shareholder outreach	Our outreach program gives institutional shareholders a regular opportunity to express their views about our executive compensation program and policies. Shareholder input is carefully considered by the Committee.	19
Clawback policies	Our clawback policies give us the right to cancel or "claw back" incentive compensation from any senior executive who has engaged in misconduct that results in (i) significant reputational or financial harm to Verizon or (ii) a material financial restatement.	39
Anti-hedging policy	Our anti-hedging policy prohibits Directors and executives who receive equity-based incentive awards from entering into transactions designed to hedge or offset any decrease in the market value of Verizon stock that they own.	39
Annual compensation risk assessment	We perform a risk assessment of our compensation program every year.	18
Independent compensation consultant	The Committee's independent compensation consultant cannot do any work for the Company while it is engaged by the Committee.	25
Double-trigger change in control	In the event of a change in control, our Long-Term Plan requires an involuntary termination without cause for any accelerated vesting of awards.	39
ESG metric	For over 20 years, our short-term incentive program has included an ESG metric.	31

✕ What we don't do

Tax gross-ups	We do not provide tax gross-ups to our executive officers or Directors.	37
Dividends on unearned performance awards	We do not pay dividends on unearned Performance Stock Units (PSUs) or Restricted Stock Units (RSUs).	33
Employment contracts	None of our named executive officers has an employment contract.	38
Guaranteed benefits	Over 15 years ago, we froze our defined benefit pension and supplemental executive retirement benefits.	38

Benchmarking total compensation opportunity

The Committee evaluates whether the compensation opportunities for our executives are appropriate and competitive by comparing each named executive officer's total compensation opportunity – which represents the sum of the executive's base salary and target award amounts under the Short-Term Plan and the Long-Term Plan – to the total compensation opportunities for executives in comparable positions at peer companies, referencing the 50th percentile when making this comparison. A named executive officer's total compensation opportunity may be higher or lower depending upon the executive's tenure and overall level of responsibility.

The peer groups utilized for compensation benchmarking are reviewed each year. For 2022 compensation decisions, the Committee utilized a peer group that consisted of the companies in the Dow Jones Industrial (Dow) Average (other than Verizon) with at least $50 billion in annual revenue, plus Verizon's four largest industry competitors (AT&T, Charter Communications, Comcast and T-Mobile US) and four large market-cap technology companies (Alphabet, Amazon, Meta Platforms and Netflix) that are not included in the Dow, whose applications rely heavily on our network and technology. This is the same peer group selection criteria utilized for 2021 compensation decisions.

Below are the companies included in the Company's peer group for 2022 compensation purposes.

Alphabet
Amazon
Apple
AT&T
Boeing
Caterpillar
Charter Communications
Chevron
Cisco
Comcast
Dow Inc.
Goldman Sachs
Home Depot
IBM
Intel
Johnson & Johnson
JPMorgan Chase
Meta Platforms
Microsoft
Netflix
Procter & Gamble
T-Mobile US
UnitedHealth Group
Walgreens Boots Alliance
Walmart
Walt Disney

Compensation objectives and elements of compensation

Compensation objectives

Verizon's executive compensation program supports the creation of shareholder value by pursuing four key objectives:

- **Attract and retain high-performing executives** with the leadership abilities and experience necessary to drive our customer-focused, technology enabled strategy, within an enterprise of our scale, breadth and complexity;
- **Pay for superior results and sustainable growth** by rewarding the achievement of challenging short- and long-term performance goals designed to build shareholder value;
- **Drive performance and create shareholder value** by emphasizing variable, at-risk compensation with an appropriate balance of short-term and long-term objectives that align executive and shareholder interests; and
- **Manage risk through oversight and compensation design** features, policies and practices that strike an appropriate balance between risk and reward.

Elements and mix of compensation to emphasize long-term performance

The Committee determines the appropriate balance between fixed and variable pay elements, short- and long-term pay elements, and cash and equity-based pay elements when setting total compensation opportunities at competitive levels.

Pay element	Characteristics	Purpose
Base salary	Annual fixed cash compensation	Attract and retain high-performing and experienced executives
Short-term incentive opportunity	Annual variable cash compensation based on the achievement of predetermined annual performance measures	Motivate executives to achieve short-term performance goals that will establish the foundation for future growth
Long-term incentive opportunity	Long-term variable equity awards granted annually as a combination of performance-based stock units and time-based restricted stock units	Align executives' interests with those of shareholders, encourage efforts to grow long-term value, and retain executives

The Committee believes that a substantial majority of each named executive officer's total compensation opportunity should be variable and at risk in order to emphasize a performance-based culture. Moreover, since the annual Long-Term Plan awards feature three-year award cycles, with awards consisting of PSUs subject to both performance-based and time-based vesting requirements and RSUs subject to time-based vesting requirements, we reward sustained performance and also encourage high-performing executives to remain with Verizon.

The following chart illustrates the approximate allocation of the named executive officers' 2022 total compensation opportunity between variable, performance-based elements and fixed pay.

2022 total compensation pay mix


Base salary
10%
Long-term incentives
70%
90%
at risk pay
Short-term incentives
20%

In establishing the mix of incentive pay for the named executive officers, the Committee balances the importance of meeting Verizon's short-term business goals with the need to create shareholder value over the longer term. The Committee also considered market data with respect to the mix of annual cash and long-term equity components for similarly situated executives among the peer group. Based on its review, the Committee established long-term target compensation opportunities at levels more than double the annual base salary and short-term incentive target compensation opportunities of the named executive officers.

Performance target setting

The Committee takes a holistic approach to establishing performance targets under our incentive plans and ensuring that they are aligned with Verizon's short- and long-term strategic goals. In establishing performance targets, the Committee recognizes the importance of achieving an appropriate balance between rewarding executives for strong performance over both the short- and long-term and establishing realistic goals that continue to motivate and retain executives. As a result, our Short-Term and Long-Term Plans provide for measurable, rigorous performance targets that are attainable, but challenge executives to drive business results that generate shareholder value.

In setting the performance targets, the Committee considered the following factors:

- Verizon's short- and long-term strategy;
- Economic, industry and competitive environments;
- The creation of shareholder value;
- The achievement level against performance targets in the prior year;
- Financial analysts' consensus estimates for the performance measures over future performance cycles;
- The correlation among the performance measures and considerations of how Verizon's operational performance will affect each measure differently; and
- With regard to the ESG metrics in the Short-Term Plan, Verizon's commitments to reduce its environmental impact and promote diversity in its workforce and among its business partners.

2022 annual base salary

To determine an executive's base salary, the Committee, with assistance from the Consultant, considers the pay practices of the peer group for comparable positions; the executive's experience, tenure, scope of responsibility and performance; internal pay alignment; continuity planning and management development considerations; and for newly-hired executives, the Committee also considers the compensation required to attract the executive to the Company. There is no specific weighting applied to any of these factors in setting annual salaries, and the process ultimately relies on the subjective exercise of the Committee's judgment.

The Committee took these considerations into account in making the following base salary determinations for Mr. Malady, Mr. Sampath, and Ms. Brouillette. The Committee approved a 2022 base salary of $900,000 for Mr. Malady (an increase of 5.88% from his 2021 base salary). Mr. Sampath received a base salary increase in 2022 of 3.57% in his prior role at Verizon. When Mr. Sampath was promoted to Executive Vice President and Group CEO – Verizon Business in July 2022, the Committee approved a new base salary of $850,000, which reflects the scope and breadth of his new position. Ms. Brouillette's base salary was increased to $950,000 effective January 1, 2022, the date that Ms. Brouillette assumed the position of Executive Vice President and Group CEO – Verizon Consumer. Messrs. Vestberg, Ellis and Silliman and Ms. Erwin did not receive a base salary increase in 2022.

2022 short-term incentive compensation

The Verizon Short-Term Plan motivates executives to achieve challenging short-term performance targets in order to provide the foundation for future growth. Each year, the Committee establishes the potential value of the awards under the Short-Term Plan, as well as the performance targets required to achieve these awards.

When determining the Short-Term Plan design for the 2022 plan year, the Committee took into consideration the interdependent nature of Verizon's three operating units – Consumer, Business and Global Network and Technology (GN&T) – in delivering on Verizon's strategic priorities of launching C-Band spectrum, expanding 5G coverage and executing on our multi-purpose network strategy, the desire to maintain qualitative strategic leading indicators, and competitive market pay and market practices. As a result, the Committee made the following key changes to the Short-Term Plan for the 2022 plan year:

- Established a single set of performance metrics at the Verizon corporate level, based on Verizon's consolidated results, that apply to all executives to accelerate and focus on delivering on Verizon's strategic priorities.
- Maintained the same three financial performance metrics – service and other revenue, cash flow from operations and adjusted operating income – but increased the weight of the service and other revenue metric to further enhance focus on revenue growth and weighted the cash flow from operations and adjusted operating income metrics equally.
- Retained qualitative leading indicators for each of the units and added an overarching Verizon leading indicator, which apply as modifiers to the payout percentage to focus individual leaders on annual strategic initiatives that lay the groundwork for long-term growth.

The Committee set the values of the 2022 Short-Term Plan award opportunities as a percentage of an executive's base salary based on both the scope of the executive's responsibilities and the competitive pay practices of the peer group used for benchmarking our executives' total compensation opportunity. The Short-Term Plan award opportunities at the threshold, target and maximum levels for each of the named executive officers are shown in the Grants of Plan-based Awards table on page 44.

For the named executive officers, other than Mr. Sampath, target award opportunities, expressed as a percentage of base salary, did not change for 2022. However, the dollar value of the 2022 target award opportunity for Ms. Brouillette and Mr. Malady increased from 2021 as a result of the base salary increases described above. Messrs. Vestberg, Ellis and Silliman and Ms. Erwin did not receive a salary increase in 2022, so the dollar value of their respective 2022 target award opportunities was the same as it was in 2021. When Mr. Sampath was promoted to Executive Vice President and Group CEO – Verizon Business in July 2022, his target award opportunity was increased from 90% to 150% of his base salary on a prorated basis. The dollar value in the 2022 Short-Term Plan Target Award Opportunity table below reflects this increase.

The following table shows the 2022 Short-Term Plan target award opportunity for each of the named executive officers.

2022 Short-Term Plan target award opportunity

Named executive officer	As a percentage of base salary	As a dollar value
Mr. Vestberg	250%	$3,750,000
Mr. Ellis	150%	$1,425,000
Mr. Malady	150%	$1,350,000
Mr. Sampath*	150%	$ 963,750
Mr. Silliman	150%	$1,275,000
Ms. Erwin**	150%	$1,425,000
Ms. Brouillette	150%	$1,425,000

* Mr. Sampath's target award opportunity was 90% of his base salary prior to July 2022. The dollar value shown here reflects Mr. Sampath's total target award opportunity for 2022 after giving effect to the prorated increase to his target award percentage in July 2022.

** In connection with Ms. Erwin's involuntary separation from Verizon in September 2022, she was eligible for a prorated 2022 Short-Term Plan award pursuant to the terms of the Verizon Senior Manager Severance Plan based on the Company's attainment of the 2022 Short-Term Plan annual performance measures. The amount in this table represents Ms. Erwin's full year 2022 target award opportunity.

Annual performance measures

In February 2022, the Committee established the performance measures and targets for the 2022 Short-Term Plan. The Committee established financial, operational and ESG performance measures and targets at the Verizon corporate level, based on Verizon's consolidated results, and established qualitative leading indicators at the Verizon corporate level and at each of the operating units. For each performance measure, the Committee set a target that challenges executives to drive business results that generate shareholder value. Verizon's performance with respect to these applicable measures determines the amount of the short-term incentive awards earned by the named executive officers.

The following graphic illustrates how the adjusted company results related to the performance measures and the leading indicator modifiers result in the final Short-Term Plan award.

2022 adjusted company results	+/-	Leading indicator modifier (up to 20%)	=	**Short-Term Plan award**

The 2022 performance measures, along with the weighting ascribed to each, are shown below as a percentage of the total Short-Term Plan award opportunity at target level performance. The Committee believes that these performance measures are appropriate to motivate Verizon's executives to achieve outstanding short-term results and, at the same time, help establish the foundation for long-term value for shareholders. The 2022 measures and related targets approved by the Committee are described in detail below.

2022 Short-Term Plan performance measures and weightings


Service and other revenue
45%
Diversity and sustainability
10%
2022 performance measures
Adjusted operating income
22.5%
Cash flow from operations
22.5%
+/- up to 20%
Leading indicators

Why these performance measures?

The Committee selected service and other revenue, adjusted operating income, and cash flow from operations to reflect Verizon's strategic goals of encouraging profitable operations, growth and delivering best-in-class network experiences in a cost efficient manner. Consistent with prior years, the Committee also selected diversity and sustainability metrics to reflect Verizon's commitments to promoting diversity among our employees and our business partners and reducing the environmental impact of our operations.

- **Service and other revenue** is a measure that reflects the extent to which we have been successful in attracting and retaining customers, penetrating key markets with our products and services and creating high-quality growth. The Committee views this measure as an important indicator of Verizon's growth and success in realizing its strategic initiatives.
- **Adjusted operating income** is a measure that reflects operating profitability because it indicates how much profit we generate after subtracting operating expenses, including depreciation and amortization and the other costs of running the business, from total revenue. The Committee views this as an important indicator of how well our management is growing revenue while managing operating costs. Adjusted operating income excludes the effect of special items, which provides more comparable financial results from period to period.
- **Cash flow from operations** is a measure of the cash generated from our ongoing, regular business activities and is used to fund expansion and modernization of our networks, service and repay external financing, pay dividends and invest in new businesses and spectrum.
- **ESG metrics** relating to diversity and sustainability reinforce our corporate purpose to "create the networks that move the world forward." As a large, multinational company with a highly diverse customer and employee base, we know that our operations are strengthened when we leverage the diversity of thought and cultures of our workforce and business partners. We are also committed to reducing the environmental impact of our operations because we believe that it is important for us to be good stewards of our planet while we continue to serve our customers. Therefore, the Committee utilizes diversity and sustainability metrics and targets that measure the percentage of our U.S.-based workforce that is comprised of women and minorities (**workforce diversity**), the amount of our overall annual supplier spend with diverse firms (**diverse supplier spend**) and the percentage by which we reduce our carbon intensity – the amount of carbon our business emits divided by the terabytes of data we transport over our networks – as compared to the prior year (**carbon intensity reduction**).

Leading indicator modifier

The Committee also selected qualitative leading indicators at the Verizon corporate level, and at each of Verizon's operating units, designed to focus executives on annual strategic initiatives around the 5G strategy and other objectives that lay the groundwork for our long-term growth and, for the GN&T Group, to focus GN&T leaders on maintaining network leadership while building for the future. At the end of the year, the CEO assesses the extent to which Verizon and each operating unit has delivered on the leading indicators and makes a recommendation to the Committee on the level of attainment, which may increase or decrease the payout percentage for the award by up to 20%.

2022 adjusted company results[1]

The Short-Term Plan provides for performance measures to be adjusted to exclude the impact of certain types of events not contemplated at the time the performance measures were set, such as significant transactions, changes in legal or regulatory policy and other special items. The Committee did not make any adjustments in determining Verizon's performance against the performance measures.

(all dollar amounts in billions)

Performance measure	Weighting	Target	Results
Service and other revenue	45%	$112.0	$109.6
Adjusted operating income	22.5%	$33.6	$31.6
Cash flow from operations	22.5%	$38.0	$37.1
ESG (diversity & sustainability)	10%		
Diverse supplier spend[2]		$5.5	$6.8
Workforce diversity		59.6%	60.6%
Carbon intensity reduction		10.0%	11.4%

1 A reconciliation of non-GAAP measures to the most directly comparable GAAP measures may be found in Appendix B.
2 For the twelve-month period ended September 30, 2022 or November 30, 2022, depending on the tier of supplier.

Leading indicators	Results
Company-wide Accelerate and amplify avenues of growth, including 5G adoption, increased value offerings, network monetization and broadband performance.	• Exceeded aggressive operational targets with regard to C-Band spectrum deployment and coverage and 5G adoption. • Established FWA business as a formidable competitor to traditional wired broadband services. • Maintained strong demand for a broad portfolio of products and services despite intense industry competition and challenging macroeconomic conditions.
Consumer Group Leverage network capabilities and increase adoption in 5G Home and mobile markets while driving value offerings, broadband performance and customer satisfaction.	• Pivoted to a disciplined and segmented approach to the market in an intensely competitive and economically challenging environment through new and differentiated postpaid and prepaid offerings. • Continued to attract the highest quality customer base in the industry and drove strong momentum in wireless mobility and broadband performance exiting 2022.
Business Group Drive wireless mobility and broadband leadership, expand the reach of the FWA business and scale 5G edge computing while creating exceptional customer experiences.	• Drove strong operational performance with regard to wireless subscriber growth across each of the business units, as well as broadband growth, reflecting strong demand for our Fios and FWA products. • Navigated a difficult macroeconomic environment and a slower developing ecosystem for new businesses, including for private 5G networks and edge computing, by strategically investing and creating a meaningful pipeline for growth in the years ahead.
GN&T Group Defend and grow network leadership position while maintaining critical reliability, and propel the business forward through the development of next generation technologies.	• Exceeded aggressive C-Band spectrum deployment and coverage targets, supporting expanded network capacity to create exceptional customer experiences. • Deepened fiber position to support continued improvement to quality of service and end-to-end owner's economics, enabling improved network reliability as well as a path to greater profitability.

2022 Short-Term Plan awards

Based on its assessment of Verizon's performance against the Verizon corporate measures and targets set forth above, the Committee approved a payout percentage for all of the employees participating in the Short-Term Plan of 87%. In making its determination, the Committee took into consideration the CEO's assessment of the level of achievement of the overarching Verizon corporate leading indicator and level of achievement of the operating unit leading indicators and determined not to make any adjustments to the payout percentage for leading indicator performance.

The following table shows the actual Short-Term Plan award earned by each named executive officer based on the payout percentages detailed above.

Named executive officer	Target award	x	Payout percentage	=	Actual award
Mr. Vestberg	$3,750,000		87%		$3,262,500
Mr. Ellis	$1,425,000		87%		$1,239,750
Mr. Malady	$1,350,000		87%		$1,174,500
Mr. Sampath*	$ 963,750		87%		$ 838,463
Mr. Silliman	$1,275,000		87%		$1,109,250
Ms. Erwin**	$1,425,000		87%		$ 929,813
Ms. Brouillette	$1,425,000		87%		$1,239,750

* The dollar values shown for Mr. Sampath's target award and actual award reflect Mr. Sampath's total target award opportunity for 2022 after giving effect to the prorated increase to his target award percentage in July 2022.

** Ms. Erwin's actual award was prorated to reflect her involuntary separation from Verizon on September 30, 2022.

Long-term incentive compensation

The Long-Term Plan is intended to align executives' and shareholders' interests and to reward participants for creating long-term shareholder value.

Annual Long-Term Plan awards are made in 60% PSUs and 40% RSUs. The value of each PSU or RSU is equal to the value of one share of Verizon common stock. The Committee assumes each executive will earn 100% of the PSUs and RSUs awarded for purposes of determining the total compensation opportunity. PSUs and RSUs accrue dividend equivalents that are deemed to be reinvested in PSUs and RSUs, respectively. These dividend equivalents are paid when, and only to the extent that, the related PSUs and RSUs are actually earned. PSUs are earned over a three-year performance cycle, with cliff vesting at the end of the three-year period. The Committee believes that a three-year performance cycle is appropriate for the PSU awards because a multi-year performance cycle measures the effectiveness of management's execution of long-term strategies and the effect on shareholder value. RSUs vest ratably over three years (as opposed to a single, longer cliff vesting schedule), which aligns with market practice and enables us to continue to attract and retain key executive talent.

For 2022 Long-Term Plan awards, the Committee adjusted the performance metric and weightings for the PSUs by incorporating service and other revenue as a metric, to further enhance focus on revenue growth, and equally dividing the weighting of the performance metrics to one-third based on Verizon's cumulative free cash flow, one-third based on Verizon's adjusted EPS and one-third based on Verizon's service and other revenue over the three-year performance period. The Committee retained relative total shareholder return (TSR) as a modifier to the PSU vesting percentage as compared against the companies in the S&P 100.

The number of PSUs actually earned and paid is determined based upon Verizon's achievement of pre-established performance targets over the three-year performance cycle, and the ultimate value of each PSU depends on Verizon's stock price. Because the value of PSUs is linked to both stock price and performance targets, PSUs provide a strong incentive to executives to deliver value to Verizon's shareholders. RSUs also provide a performance link as the value of the award depends on Verizon's stock price. Both PSUs and RSUs provide a retention incentive by requiring the executive to remain employed with Verizon through the end of the applicable vesting period, subject to certain qualifying separations. The 2022 PSUs and RSUs are payable in shares of Verizon stock.

2022 Long-Term Plan award opportunities

The Committee set the annual target long-term incentive award levels to create an appropriate total compensation opportunity for these officers in light of the Committee's reference of the 50th percentile for comparable executives within the peer group and the compensation mix considerations described above, and taking into account market practices for each individual's role and responsibilities, the individual's performance, the strategic impact of the individual's role and internal pay alignment.

The 2022 target award opportunity for the named executive officers was allocated between PSUs and RSUs as noted above, and the target award opportunity allocated to each type of award was converted into a target number of units using the closing price of Verizon's common stock on the grant date.

2022 Long-Term Plan target award opportunity

Named executive officer	As a dollar value
Mr. Vestberg	$14,500,000
Mr. Ellis	$ 7,000,000
Mr. Malady	$ 6,500,000
Mr. Sampath*	$ 7,000,000
Mr. Silliman	$ 5,500,000
Ms. Erwin	$ 7,000,000
Ms. Brouillette	$ 7,000,000

* Mr. Sampath's 2022 target award opportunity was $3,000,000 prior to July 2022. The dollar value for Mr. Sampath reflects the total target award opportunity for 2022 after giving effect to the prorated incremental award granted in July 2022 upon his promotion to Executive Vice President and Group CEO – Verizon Business.

Consistent with past practice, each of the named executive officers received 60% of his or her 2022 Long-Term Plan award in the form of PSUs and 40% in the form of RSUs, which the Committee believes incentivizes our executives to focus on our long-term operational goals and to deliver TSR performance, as well as encourages retention among our highly-qualified team. One-third of the 2022 PSUs is eligible to vest based on Verizon's cumulative adjusted EPS, one-third is eligible to vest based on Verizon's cumulative free cash flow and one-third is eligible to vest based on Verizon's service and other revenue. The number of PSUs that will ultimately vest may be decreased or increased by up to 25% depending on Verizon's TSR position at the end of the three-year period compared with the companies in the S&P 100 as constituted on the date the awards were granted.


Long-Term Incentive Program structure
60% PSUs
40% RSUs
1/3
Eligible to vest based on cumulative Adjusted EPS
1/3
Eligible to vest based on cumulative Free Cash Flow
1/3
Eligible to vest based on cumulative Service and Other Revenue
Eligible to vest based on continued employment through each applicable vesting date
+/- up to 25% Relative TSR Modifier

Terms of 2022 PSU awards

Adjusted earnings per share metric

One-third of the 2022 PSUs will vest based on Verizon's cumulative adjusted earnings per share (EPS PSUs). The percentage of the EPS PSUs awarded for the 2022-2024 performance cycle that will vest is based on the extent to which Verizon's cumulative adjusted EPS over the performance cycle meets or exceeds the cumulative adjusted EPS performance levels set by the Committee at the beginning of the performance cycle. Adjusted EPS is defined as Verizon's cumulative earnings per share over the three-year performance period, adjusted to exclude the impact of special items, including the benefit of any repurchases of Verizon's common stock under a share buyback program, and is subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

The cumulative adjusted EPS target for the 2022-2024 performance cycle was set at a level reflective of our three-year strategic plan, which the Committee believes is attainable, but challenging in light of the business environment. The number of EPS PSUs that will vest ranges from 0%, if actual performance is below the threshold level, to 200%, if actual performance is at or above the maximum cumulative EPS level. The number of EPS PSUs that will vest in-between identified performance levels is determined by linear interpolation between vesting percentage levels.

Free cash flow metric

One-third of the 2022 PSUs will vest based on Verizon's cumulative free cash flow (FCF PSUs). The percentage of the FCF PSUs awarded for the 2022-2024 performance cycle that will vest is based on the extent to which Verizon's cumulative free cash flow over the performance cycle meets or exceeds the cumulative free cash flow performance levels set by the Committee at the beginning of the performance cycle. Free cash flow is calculated by subtracting capital expenditures from the total of cash flow from operations and is subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

The cumulative free cash flow target for the 2022-2024 performance cycle was set at a level reflective of our three-year strategic plan, which the Committee believes is attainable, but challenging in light of the business environment. The number of FCF PSUs that will vest ranges from 0%, if actual performance is below the threshold level, to 200%, if actual performance is at or above the maximum cumulative free cash flow level. The number of FCF PSUs that will vest in-between identified performance levels is determined by linear interpolation between vesting percentage levels.

Service and other revenue metric

One-third of the 2022 PSUs will vest based on Verizon's cumulative service and other revenue (SOR PSUs). The percentage of the SOR PSUs awarded for the 2022-2024 performance cycle that will vest is based on the extent to which Verizon's cumulative service and other revenue over the performance cycle meets or exceeds the cumulative service and other revenue performance levels set by the Committee at the beginning of the performance cycle. Service and other revenue is defined as Verizon's cumulative revenue generated from Verizon's wireless and wireline businesses, excluding revenue related to wireless equipment, on a consolidated basis over the performance cycle, subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

The service and other revenue target for the 2022-2024 performance cycle was set at a level reflective of our three-year strategic plan, which the Committee believes is attainable, but challenging in light of the business environment. The number of SOR PSUs that will vest ranges from 0%, if actual performance is below the threshold level, to 200%, if actual performance is at or above the maximum cumulative free cash flow level. The number of SOR PSUs that will vest in-between identified performance levels is determined by linear interpolation between vesting percentage levels.

Total shareholder return modifier

After the Committee determines the extent to which the EPS PSU, FCF PSU and SOR PSU performance measures have been achieved, the overall PSU vesting percentage may be increased or decreased by up to 25% depending on Verizon's TSR position compared with the companies in the S&P 100 as constituted on the date the awards were granted. If Verizon ranks at or above the 75th percentile, 25% will be added to the PSU vesting percentage (up to a maximum payout of 200%). If Verizon ranks at or below the 25th percentile, 25% will be subtracted from the PSU vesting percentage. If Verizon ranks at the median, there will be no change to the PSU vesting percentage, and for ranks in between the 25th and 75th percentile, the modifier will be determined by linear interpolation between the levels.

Why these performance measures?

The Committee selected adjusted EPS, free cash flow and service and other revenue to focus our executives on our long-term operational goals, with cumulative adjusted EPS focusing on our profitability, cumulative free cash flow focusing on our ability to generate cash from operations and cumulative service and other revenue focusing on our ability to be successful in attracting and retaining customers, penetrating key markets with our products and services and creating high-quality growth. The TSR modifier is a valuable indicator of our success because it measures our performance in returning value to our shareholders in comparison to alternative investments our shareholders could have made. For purposes of measuring our TSR positioning, the Committee utilizes the companies in the S&P 100 index because the Committee believes that it balances having companies comparable to Verizon's size in the comparator group with having a large enough number of companies to ensure that no one company overly impacts the outcomes in a given year and, further, that the S&P 100 is a recognized index, which is easy for shareholders and employees to track and understand.

2020 PSU awards earned in 2022

With respect to the PSUs awarded in 2020, the Committee determined the number of PSUs that vested for a participant based on the level of achievement of two performance metrics over the three-year performance cycle – adjusted EPS and free cash flow – subject to adjustment depending on Verizon's TSR position at the end of the three-year period compared with the companies in the S&P 100 as constituted on the date the awards were granted.

2020-2022 EPS PSUs. Fifty-percent of the PSUs awarded was eligible to vest based on Verizon's cumulative adjusted EPS over the 2020-2022 performance cycle compared to the performance targets set by the Committee at the beginning of the three-year cycle. The following table shows the percentage of EPS PSUs awarded that would vest based on Verizon's cumulative adjusted EPS over the 2020-2022 performance cycle at different performance levels.

Verizon's cumulative adjusted EPS[1]	EPS vested percentage[2]
Greater than or equal to $17.25	200%
$16.50	150%
$15.42	100%
$14.65	50%
Less than $14.65	0%

1 Adjusted EPS is defined as Verizon's cumulative earnings per share over the three-year performance period, adjusted to exclude the impact of special items, including the benefit of any repurchases of Verizon's common stock under a share buyback program, and is subject to adjustment to eliminate the financial impact of significant transactions, changes in legal or regulatory policy and other extraordinary items.

2 For achievement between the stated levels, vesting is determined by linear interpolation.

At the time the 2020-2022 award was granted, the Committee provided for adjusted EPS to be determined on an adjusted basis, reflecting reductions and/or increases, to preserve the intended incentives by excluding the impact of certain types of events not contemplated by our financial plan, such as significant transactions, changes in legal or regulatory policy and other special items. In determining Verizon's adjusted EPS over the performance cycle, the Committee made adjustments to normalize the impacts of strategic transactions, including amortization of acquisition-related intangible assets, and impacts resulting from the 2021 acquisition of C-Band spectrum through the Federal Trade Commission's Auction 107 (C-Band Acquisition), each of which were not contemplated when the EPS PSU targets were set. These adjustments are set forth in Appendix B. In accordance with this pre-established adjustment methodology, the Committee determined that Verizon's adjusted EPS over the performance cycle was $15.39, which resulted in a vesting percentage of 98% for the EPS PSUs.

2020-2022 FCF PSUs. Fifty-percent of the PSUs awarded was eligible to vest based on Verizon's cumulative free cash flow over the 2020-2022 performance cycle compared to the performance targets set by the Committee at the beginning of the three-year cycle. The following table shows the percentage of FCF PSUs awarded that would vest based on Verizon's cumulative free cash flow over the 2020-2022 performance cycle at different performance levels.

Verizon's cumulative free cash flow[1] (in billions)	FCF vested percentage[2]
Greater than $67.1	200%
$62.7	150%
$58.3	100%
$48.4	50%
Less than $48.4	0%

1 Free cash flow is calculated by subtracting capital expenditures from the total of cash flow from operations.

2 For achievement between the stated levels, vesting is determined by linear interpolation.

At the time the 2020-2022 award was granted, the Committee provided for free cash flow to be determined on an adjusted basis, reflecting reductions and/or increases, to preserve the intended incentives by excluding the impact of certain types of events not contemplated by our financial plan, such as significant transactions, changes in legal or regulatory policy and other special items. In determining Verizon's free cash flow over the performance cycle, the Committee made adjustments to normalize the impacts of the C-Band Acquisition on free cash flow results, which were not contemplated when the FCF PSU targets were set. These adjustments are set forth in Appendix B. In accordance with this pre-established adjustment methodology, the Committee determined that Verizon's cumulative free cash flow over the performance cycle was $59.7 billion, which resulted in a vesting percentage of 116% for the FCF PSUs.

Relative total shareholder return modifier. After the Committee determined the extent to which the EPS PSU and FCF PSU performance measures have been achieved, the overall PSU vesting percentage could be increased or decreased by up to 25% depending on Verizon's TSR position compared with the companies in the S&P 100 as constituted on the date the awards were granted. If Verizon ranked at or above the 75th percentile, 25% would be added to the PSU vesting percentage (up to a maximum payout of 200%). If Verizon ranked at or below the 25th percentile, 25% would be subtracted from the PSU vesting percentage. If Verizon ranked at the median, there would be no change to the PSU vesting percentage, and for ranks in between the 25th and 75th percentile, the modifier would be determined by linear interpolation between the levels. Over the three-year performance cycle ending December 31, 2022, Verizon's TSR ranked 91st among the S&P 100 as constituted on the date the awards were granted, resulting in 25% being subtracted from the final PSU vesting percentage.


Verizon's TSR rank among S&P 100
Ranked 1st- 25th
+25%
+1% increments
0
-1% increments
Ranked 75th- 100th
-25%

2020-2022 PSU payout. Based on the results described above, in the first quarter of 2023 the Committee approved a payment to all participants in the Long-Term Plan, including the named executive officers, of 82% of the PSUs awarded for the 2020-2022 performance cycle, which represents the weighted average of the EPS PSU and FCF PSU vesting percentages described above, minus 25% as a result of the TSR modifier, plus dividend equivalents credited on those vested PSUs.

Additional compensation actions in 2022

One-time RSU award for Mr. Silliman. In February 2022, the Committee approved a one-time award of RSUs to Mr. Silliman to provide a special retention incentive in connection with Mr. Silliman's prior role as Executive Vice President and Chief Administrative, Legal and Public Policy Officer. The award had a grant date value of $1 million, and the RSUs represent shares of Verizon stock that will vest and become payable after the completion of a two-year award period ending on February 2, 2024, provided that Mr. Silliman remains employed throughout the award period.

Other elements of the compensation program

Verizon also provides the named executive officers with limited additional benefits as generally described below, which are subject to applicable taxes and not intended to be a significant portion of their overall pay package. No named executive officer is eligible for a tax gross-up payment in connection with any of these benefits, including with respect to excise tax liability arising from any Internal Revenue Code Section 280G excess parachute payments.

Personal benefits

Transportation. Verizon provides limited aircraft and ground transportation benefits to enhance the safety and security of certain named executive officers. These transportation benefits also serve business purposes, such as allowing an executive to attend to confidential business matters while in transit.

Executive life insurance. Verizon offers the named executive officers and other executives the opportunity to participate in an executive life insurance program in lieu of participating in our basic and supplemental life insurance programs. The executives who elect to participate in the executive life insurance program own the life insurance policy, and Verizon provides an annual cash payment to defray a portion of the annual premiums.

Financial planning. Verizon provides a voluntary Company-sponsored financial planning benefit program for the named executive officers and other executives. If an executive participates in the program, the cost of the financial planning benefit is included in the executive's income.

For additional information on these benefits, see footnote 5 to the Summary Compensation table on page 43.

Retirement benefits

Over 15 years ago, the Committee determined that guaranteed pay in the form of defined benefit pension and supplemental executive retirement benefits was not consistent with Verizon's pay-for-performance culture. Accordingly, effective June 30, 2006, Verizon froze all future pension accruals under its management tax-qualified and supplemental defined benefit retirement plans. These legacy retirement benefits that were previously provided to certain executives, including Messrs. Malady and Silliman and Ms. Erwin, are described in more detail under the section titled "Pension plans" beginning on page 47.

During 2022, all of Verizon's named executive officers were eligible to participate in Verizon's tax-qualified defined contribution savings plan, the Verizon Management Savings Plan, referred to as the Savings Plan, and Verizon's nonqualified defined contribution savings plan, the Verizon Executive Deferral Plan, referred to as the Deferral Plan. The named executive officers participate in these plans on the same terms as other participants in the plans. Under the Savings Plan, executives may defer "eligible pay," which includes base salary up to certain compensation limits imposed by the Internal Revenue Code, and Verizon provides a matching contribution equal to 100% of the first 6% of eligible pay deferred. The Deferral Plan is designed to "restore" benefits that are limited or cut back under the Savings Plan due to the Internal Revenue Code limits. Accordingly, under the Deferral Plan, a participant may elect to defer his or her base pay and short-term incentive that could not be deferred into the Savings Plan due to the Internal Revenue Code limits. Verizon provides the same matching contribution on these deferred amounts as the participant would have received if such amounts had been permitted to be deferred into the Savings Plan.

Severance and change in control benefits

The Committee believes that maintaining a competitive level of separation benefits is appropriate as part of an overall program designed to attract, retain and motivate the highest-quality management team. However, the Committee does not believe that named executive officers should be entitled to receive cash severance benefits merely because a change in control occurs. Therefore, the payment of cash severance benefits is triggered only by an actual or constructive termination of employment.

Verizon was not a party to any employment agreement with any of the named executive officers in 2022. All senior managers (including all named executive officers except Mr. Vestberg) are eligible to participate in the Verizon Senior Manager Severance Plan, which provides certain separation benefits to participants whose employment is involuntarily terminated without cause. As CEO, Mr. Vestberg is not eligible to participate in the Senior Manager Severance Plan and is not entitled to receive any cash severance benefits upon his separation from the Company.

The Senior Manager Severance Plan is generally consistent with the terms and conditions of Verizon's broad-based severance plan for management employees other than senior managers. Under the Senior Manager Severance Plan, if a participant has been involuntarily terminated without cause (or, in the case of a named executive officer, if the independent members of the Board determine that there has been a qualifying separation), the participant is eligible to receive a lump-sum cash separation payment equal to a multiple of his or her base salary plus target short-term incentive opportunity, along with continuing medical, dental and vision coverage for the applicable severance period. To the extent that a senior manager is eligible for severance benefits under any other arrangement, that person may not receive any duplicative benefits under the Senior Manager Severance Plan. The Senior Manager Severance Plan does not provide for any severance benefits based upon a change in control of the Company.

Under the Senior Manager Severance Plan, each named executive officer, other than Mr. Vestberg, is eligible to receive a cash separation payment equal to two times the sum of his or her base salary and target short-term incentive opportunity. To be eligible for any severance benefits, a participant must execute a release of claims against Verizon in the form satisfactory to Verizon and agree not to compete or interfere with any Verizon business for a period of one year after separation.

Ms. Erwin became entitled to separation benefits under the Senior Manager Severance Plan upon her involuntary separation from Verizon effective September 30, 2022, which are described in more detail on page 54. Ms. Erwin did not receive any enhanced benefits upon her separation from service.

Consistent with the Committee's belief that named executive officers should not receive cash severance benefits merely because a change in control occurs, the Long-Term Plan does not allow "single-trigger" accelerated vesting and payment of outstanding awards upon a change in control. Instead, the Long-Term Plan requires a "double trigger." Specifically, if in the 12 months following a change in control a participant's employment is terminated without cause, all of that participant's then-unvested PSUs will fully vest at the target level performance, then-unvested RSUs will fully vest, and those PSUs and RSUs (including accrued dividend equivalents) will become payable on the regularly scheduled payment date after the end of the applicable award cycle.

Other compensation policies

Stock ownership guidelines

To further align the interests of Verizon's management with those of our shareholders, the Committee has approved guidelines that require each named executive officer and other executives to maintain certain stock ownership levels within five years of assuming their leadership roles.

- The CEO is required to maintain share ownership equal to at least seven times base salary.
- Other named executive officers are required to maintain share ownership equal to at least four times base salary.

In determining whether an executive meets the required ownership level, the calculation includes any shares held by the executive directly or through a broker, shares held through the Verizon tax-qualified savings plan or the Verizon nonqualified savings plan and other deferred compensation plans and arrangements that are valued by reference to Verizon's stock. The calculation does not include any unvested PSUs or RSUs. Each of the named executive officers is in compliance with the stock ownership guidelines. In addition, none of the named executive officers has engaged in any pledging transaction with respect to shares of Verizon's stock.

Policy on hedging Company stock

Verizon believes that ownership of Verizon stock by the Company's executives and members of the Board of Directors promotes alignment of the interests of the Company's leadership with those of its stockholders. Verizon recognizes that transactions that are designed to hedge or offset declines in the market value of Verizon stock can disrupt this alignment. Hedging transactions allow the holder to own Verizon stock without the full risks and rewards of ownership, potentially separating the holder's interests from those of other Verizon shareholders. Therefore, all employees receiving equity-based awards with respect to Verizon stock and members of the Verizon Board of Directors are prohibited from engaging in any transaction involving Verizon stock that is designed to hedge or offset any decrease in the market value of Verizon stock beneficially owned by the employee or Director. This prohibition includes, but is not limited to, buying and/or writing puts and calls, prepaid variable forward contracts, equity swaps, collars, and exchange funds.

In addition, the Verizon Code of Conduct prohibits all employees from engaging in any transaction that permits them to benefit from the devaluation of Verizon's stock, bonds, or other securities, including engaging in short selling or buying "put" options on Verizon stock.

Holding executives accountable – Verizon's clawback policies

The Committee believes it is appropriate to hold senior executives accountable for misconduct that results in significant reputational or financial harm to Verizon. Accordingly, the Committee has adopted the following policies:

- **Senior executive clawback policy.** Verizon has the right to cancel or "claw back" the cash- and equity-based incentive compensation of senior executives who engage in willful misconduct in the performance of their duties that results in significant reputational or financial harm to Verizon.
- **Long-Term Plan clawback provisions.** Annual equity grants under the Verizon Long-Term Plan give the Company the right to (i) require the recipient to forfeit or repay incentive-based compensation (both short-term and long-term) if Verizon is required to materially restate its financial results based on the individual's willful misconduct or gross negligence while employed by the Company (where such restatement would have resulted in a lower payment being made to the individual) and (ii) enforce any right or obligation that Verizon may have regarding the clawback of incentive-based compensation under federal securities or other applicable laws.

These policies do not limit any other rights or remedies Verizon may have in the circumstances, such as terminating the executive or initiating other disciplinary procedures. Disclosure of any clawbacks will be made in accordance with applicable requirements, including, in the case of the named executive officers and if material, in the Compensation Discussion and Analysis section of the proxy statement for the year in which the clawback decision is made.

In October 2022, the Securities and Exchange Commission adopted rules requiring that the stock exchanges on which our stock is listed, the NYSE and Nasdaq, establish new listing rules that set minimum standards for clawback policies that must be implemented by their listed companies. Upon adoption of the rules, we will implement the newly required policies through an amendment to the policies described above or the adoption of additional compliant policies.

Shareholder approval of certain severance arrangements

The Committee has a policy of seeking shareholder approval or ratification of any new employment or severance agreement with an executive officer that provides for a total cash value severance payment exceeding 2.99 times the sum of the executive's base salary plus Short-Term Plan target opportunity. The policy defines severance pay broadly to include payments for any consulting services, payments to secure a non-compete agreement, payments to settle any litigation or claim, payments to offset tax liabilities, payments or benefits that are not generally available to similarly situated management employees and payments in excess of, or outside, the terms of a Verizon plan or policy.

Tax and accounting considerations

A publicly-held company is generally prohibited from deducting compensation paid to a current or former named executive officer that exceeds $1 million during the tax year. The Committee takes this deductibility limitation into account in its consideration of compensation matters. However, the Committee has the flexibility to take any compensation-related actions that it determines are in the best interests of Verizon and our shareholders, including awarding compensation that may not be deductible for tax purposes.

The Committee also considers the effect of certain accounting rules that apply to the various aspects of the compensation program for our named executive officers. The Committee reviews potential accounting effects in determining whether its compensation actions are in the best interests of Verizon and our shareholders.

Compensation Committee Report

The Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the Compensation Discussion and Analysis in this proxy statement and Verizon's Annual Report on Form 10-K for the year ended December 31, 2022.

Respectfully submitted,

The Human Resources Committee

Daniel Schulman, Chair
Mark Bertolini
Melanie Healey
Clarence Otis, Jr.
Rodney Slater

March 2, 2023

Compensation tables

Summary compensation

The following table provides information about the compensation paid to each of our named executive officers in 2020, 2021 and 2022.

Name and principal position (a)	Year (b)	Salary[1] ($) (c)	Bonus ($) (d)	Stock awards[2] ($) (e)	Option awards ($) (f)	Non-equity incentive plan compensation[3] ($) (g)	Change in pension value and nonqualified deferred compensation earnings[4] ($) (h)	All other compensation[5] ($) (i)	Total ($) (j)
Hans Vestberg Chairman and Chief Executive Officer	2022	1,500,000	0	14,500,057	0	3,262,500	0	570,193	19,832,750
	2021	1,500,000	0	14,500,057	0	3,825,000	0	517,814	20,342,871
	2020	1,500,000	0	13,300,074	0	3,637,500	0	660,008	19,097,582
Matthew Ellis* Executive Vice President and Chief Financial Officer	2022	950,000	0	7,000,072	0	1,239,750	0	189,481	9,379,303
	2021	950,000	0	6,525,007	0	1,453,500	0	183,382	9,111,889
	2020	950,000	0	6,250,058	0	1,382,250	0	243,960	8,826,268
Kyle Malady** Executive Vice President and Group CEO – Verizon Business	2022	900,000	0	6,500,051	0	1,174,500	0	196,565	8,771,116
	2021	850,000	0	5,250,065	0	1,402,500	166	171,971	7,674,702
Sowmyanarayan Sampath*** Executive Vice President and Group CEO – Verizon Consumer	2022	779,808	0	7,000,050	0	838,463	0	135,805	8,754,126
Craig Silliman^ Executive Vice President and President – Verizon Global Services	2022	850,000	0	6,500,098	0	1,109,250	0	175,149	8,634,497
Tami Erwin ^^ Former Executive Vice President and Group CEO – Verizon Business	2022	847,692	0	7,000,072	0	929,813	0	5,092,626	13,870,203
	2021	950,000	0	6,525,007	0	1,184,942	0	208,530	8,868,479
	2020	850,000	0	5,750,055	0	1,364,250	66,567	236,922	8,267,794
Manon Brouillette^^^ Executive Vice President and Former Group CEO – Verizon Consumer	2022	950,000	0	7,000,072	0	1,239,750	0	93,780	9,283,602

* Mr. Ellis will step down from his role as Executive Vice President and Chief Financial Officer and separate from Verizon on or around May 1, 2023.

** Mr. Malady served as Executive Vice President and President – Global Networks and Technology until March 2, 2023.

*** Mr. Sampath served as Executive Vice President and Group CEO – Verizon Business until March 2, 2023. He succeeded Ms. Erwin in that role on July 1, 2022. Prior to that appointment, Mr. Sampath served as Verizon's Senior Vice President and Chief Revenue Officer of Verizon Business.

^ Mr. Silliman served as Executive Vice President and Chief Administrative, Legal and Public Policy Officer until October 10, 2022, after which he began to transition into his current role.

^^ Ms. Erwin stepped down from her role as Executive Vice President and Group CEO – Verizon Business on July 1, 2022 and remained a strategic advisor to Mr. Vestberg until her separation from Verizon on September 30, 2022.

^^^ Ms. Brouillette ceased to serve as Group CEO – Verizon Consumer on December 5, 2022.

1 For Ms. Erwin the amount in this column also includes cash paid in lieu of vacation upon her separation from the Company.

2 The amounts in this column reflect the aggregate grant date fair value of the PSUs and RSUs computed in accordance with FASB ASC Topic 718 based on the closing price of Verizon's common stock on the grant date. The grant date fair value of each of the PSU awards granted to the named executive officers in the designated year as part of Verizon's annual long-term incentive award program has been determined based on the vesting of 100% of the nominal PSUs awarded, which is the performance threshold the Company believed was most likely to be achieved under the awards on the grant date. The following table reflects the grant date fair value of the PSU awards, as well as the maximum value of these awards based on the closing price of Verizon's common stock on the grant date if, due to the Company's performance during the applicable performance cycle, the PSU awards vested at their maximum level.

	Grant date fair value of PSUs			Maximum value of PSUs		
Name	2020 ($)	2021 ($)	2022 ($)	2020 ($)	2021 ($)	2022 ($)
Mr. Vestberg	7,980,033	8,700,045	8,700,045	15,960,066	17,400,090	17,400,090
Mr. Ellis	3,750,046	3,915,004	4,200,022	7,500,092	7,830,008	8,400,044
Mr. Malady		3,150,039	3,900,020		6,300,078	7,800,040
Mr. Sampath			4,200,030			8,400,060
Mr. Silliman			3,300,017			6,600,034
Ms. Erwin	3,450,033	3,915,004	4,200,022	6,900,066	7,830,008	8,400,044
Ms. Brouillette			4,200,022			8,400,044

3 The amounts in this column for 2022 reflect the 2022 Short-Term Plan award paid to the named executive officers in February 2023 as described beginning on page 29.

4 Verizon froze all future pension accruals under its defined benefit plans in 2006. The named executive officers other than Ms. Erwin and Messrs. Malady and Silliman are not eligible for pension benefits. For the amount in this column for 2022 for Ms. Erwin and Messrs. Malady and Silliman, there was a reduction in pension value of $653,245, $3,646 and $1,765, respectively, based on the applicable calculation formulas. For Ms. Erwin, $647,939 of the $653,245 reduction in pension value represents the accounting value change that resulted from the distribution of Ms. Erwin's tax qualified pension benefit in 2022 following her separation from Verizon. In accordance with SEC rules, because the aggregate change in the actuarial present value of the accumulated benefit under the defined benefit pension plans they participate in was a negative number for 2022, the amount shown in this column for 2022 for Ms. Erwin and Messrs. Malady and Silliman is zero. Verizon's nonqualified deferred compensation plans did not provide a preferential or "above market" rate of interest in 2022.

5 The following table provides the detail for 2022 compensation reported in the "All other compensation" column.

Name	Personal use of company aircraft[a] ($)	Personal use of company vehicle[b] ($)	Company contributions to the tax qualified Savings Plan ($)	Company contributions to the nonqualified Deferral Plan ($)	Company contributions to the life insurance benefit[c] ($)	Separation benefits[d] ($)	Other[e] ($)	All other compensation total ($)
Mr. Vestberg	101,701	2,971	18,300	301,200	127,271	0	18,750	570,193
Mr. Ellis	0	0	18,300	125,910	32,271	0	13,000	189,481
Mr. Malady	0	0	18,300	119,792	45,473	0	13,000	196,565
Mr. Sampath	0	0	18,300	85,188	19,317	0	13,000	135,805
Mr. Silliman	0	0	18,300	110,730	33,119	0	13,000	175,149
Ms. Erwin	0	0	16,696	100,866	59,788	4,907,048	8,228	5,092,626
Ms. Brouillette	0	0	18,300	0	58,580	0	16,900	93,780

a The aggregate incremental cost of the personal use of a Company aircraft is determined by multiplying the total 2022 personal flight hours by the incremental aircraft cost per hour. The incremental aircraft cost per hour is derived by adding the annual aircraft maintenance costs, fuel costs, aircraft trip expenses and crew trip expenses, and then dividing by the total annual flight hours.

b The aggregate incremental cost of the personal use of a Company vehicle is determined by (i) calculating the incremental vehicle cost per mile by dividing the annual lease and fuel costs by the total annual miles; (ii) multiplying the executive's total 2022 personal miles by the incremental vehicle cost per mile; and (iii) adding the incremental driver cost (the total 2022 driver hours for the executive's personal use multiplied by the driver's hourly rate).

c Executive life insurance is available to U.S.-based executives on a voluntary basis. Executives who choose to participate in this program are excluded from the basic and supplemental life insurance programs that Verizon provides to management employees. The executive owns the insurance policy, chooses the level of coverage and is responsible for paying the premiums. However, Verizon pays each executive an amount, shown in this column, which is equal to a portion of the premium. Executives who choose not to participate in the executive life insurance plan do not receive that payment. For Messrs. Vestberg and Sampath and Ms. Brouillette, the executive life insurance policy provides a death benefit equal to five times the sum of the executive's base salary plus his or her Short-Term Plan award opportunity at 75% of target level (capped at $10 million for Mr. Vestberg and capped at $8 million for Ms. Brouillette) if the executive dies before a designated date. For Messrs. Ellis, Malady and Silliman and Ms. Erwin, the executive life insurance policy provides a death benefit equal to two times the sum of his or her base salary plus his or her Short-Term Plan award opportunity at 75% of target level if he or she dies before a designated date. This date is the latest of the participant's retirement date, the date on which the participant reaches age 60 or the fifth anniversary of plan participation.

d For Ms. Erwin, the amount in this column represents the benefits payable under the Verizon Senior Manager Severance Plan in connection with her involuntary separation from the Company without cause on September 30, 2022 in the amount of $4,907,048 which consists of a cash severance benefit in the amount of $4,750,000, the Company's estimated cost of providing medical, dental and vision coverage for two years in the amount of $37,761, the cost of providing outplacement services for one year in the amount of $14,500, financial planning benefits in the amount of $11,000 and an estimated payment of $93,787 to pay a portion of the annual premium for the executive life insurance policy owned by Ms. Erwin for two years following her separation date.

e This column represents the total amount of other perquisites and personal benefits provided. These other benefits consist of financial planning services in the amount of $18,750 for Mr. Vestberg, $13,000 for Mr. Ellis, $13,000 for Mr. Malady, $13,000 for Mr. Sampath, $13,000 for Mr. Silliman, $8,228 for Ms. Erwin and $16,900 for Ms. Brouillette.

Plan-based awards

The following table provides information about the 2022 awards granted under the Short-Term Plan and the Long-Term Plan to each named executive officer.

Grants of plan-based awards

			Estimated future payouts under non-equity incentive plan awards[2]			Estimated future payouts under equity incentive plan awards[3]						
Name (a)	Type of award[1]	Grant date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All other stock awards: Number of shares of stock or units[4] (#) (i)	All other option awards: Number of securities underlying options (#) (j)	Exercise or base price of option awards ($/Sh) (k)	Grant date fair value of stock and option awards[5] ($) (l)
Mr. Vestberg	STP	–	1,875,000	3,750,000	7,500,000							
	PSU	3/1/2022					162,284	324,568				8,700,045
	RSU	3/1/2022							108,189			5,800,012
Mr. Ellis	STP	–	712,500	1,425,000	2,850,000							
	PSU	3/1/2022					78,344	156,688				4,200,022
	RSU	3/1/2022							52,230			2,800,050
Mr. Malady	STP	–	675,000	1,350,000	2,700,000							
	PSU	3/1/2022					72,748	145,496				3,900,020
	RSU	3/1/2022							48,499			2,600,031
Mr. Sampath	STP	–	481,875	963,750	1,927,500							
	PSU	3/1/2022					33,576	67,152				1,800,009
	PSU	7/1/2022					46,476	92,952				2,400,021
	RSU	3/1/2022							22,384			1,200,006
	RSU	7/1/2022							30,984			1,600,014
Mr. Silliman	STP	–	637,500	1,275,000	2,550,000							
	PSU	3/1/2022					61,556	123,112				3,300,017
	RSU	2/2/2022							18,588			1,000,034
	RSU	3/1/2022							41,038			2,200,047
Ms. Erwin	STP	–	712,500	1,425,000	2,850,000							
	PSU	3/1/2022					78,344	156,688				4,200,022
	RSU	3/1/2022							52,230			2,800,050
Ms. Brouillette	STP	–	712,500	1,425,000	2,850,000							
	PSU	3/1/2022					78,344	156,688				4,200,022
	RSU	3/1/2022							52,230			2,800,050

1 These awards are described in the Compensation Discussion and Analysis beginning on page 25.

2 The actual amount awarded under the Short-Term Plan (STP) in 2022 was paid in February 2023 and is shown in column (g) of the Summary Compensation table on page 42. Mr. Sampath's target award opportunity was 90% of his base salary prior to July 2022. The dollar value shown here reflects Mr. Sampath's total target award opportunity for 2022 after giving effect to the prorated increase to his target award percentage in July 2022.

3 These columns reflect the potential payout range of PSU awards granted in 2022 to our named executive officers in accordance with the Company's annual long-term incentive award program, as described beginning on page 34. At the conclusion of the three-year performance cycle, payouts can range from 0% to 200% of the target number of units awarded. One-third of the 2022 PSUs is eligible to vest based on Verizon's cumulative free cash flow, one-third is eligible to vest based Verizon's adjusted EPS and one-third is eligible to vest based on Verizon's service and other revenue; and the number of PSUs that will ultimately vest may be increased or decreased by up to 25% (up to a maximum payout of 200%) depending on Verizon's TSR position at the end of the three-year period compared with the companies in the S&P 100 as constituted on the date the awards were granted as described in more detail beginning on page 34. PSUs and the applicable dividend equivalents are paid only if and to the extent that the applicable performance criteria for the award are achieved at the end of the award cycle. When dividends are distributed to shareholders, dividend equivalents are credited on the PSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of PSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying PSU award.

4 This column reflects the number of RSUs granted in 2022 to the named executive officers in accordance with the Company's annual long-term incentive award program. When dividends are distributed to shareholders, dividend equivalents are credited on the RSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of RSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying RSU award. These dividend equivalents are only distributed to the award holder if and when the underlying RSU award vests.

5 This column reflects the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718 based on the closing price of Verizon's common stock on the grant date. For PSUs the grant date fair value has been determined based on the vesting of 100% of the nominal PSUs awarded, which is the performance threshold the Company believed was the most likely to be achieved under the grants.

Outstanding equity awards at fiscal year-end

	Option awards					Stock awards				
Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#) (d)	Option exercise price ($) (e)	Option expiration date (f)	Number of shares or units of stock that have not vested[1,2] (#) (g)	Market value of shares or units of stock that have not vested[3] ($) (h)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested[4,5] (#) (i)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested[6] ($) (j)	Grant date
Mr. Vestberg	0	0	0	0	0	0	0	471,420	18,573,948	8/1/2018
						35,392	1,394,445	0	0	3/2/2020
						76,480	3,013,312	129,061	5,085,003	3/1/2021
						113,146	4,457,952	127,290	5,015,226	3/1/2022
Mr. Ellis	0	0	0	0	0	16,632	655,301	0	0	3/2/2020
						34,416	1,355,990	58,077	2,288,234	3/1/2021
						54,623	2,152,146	61,450	2,421,130	3/1/2022
Mr. Malady	0	0	0	0	0	11,975	471,815	0	0	3/2/2020
						27,692	1,091,065	46,729	1,841,123	3/1/2021
						50,721	1,998,407	57,061	2,248,203	3/1/2022
Mr. Sampath	0	0	0	0	0	18,991	748,245	0	0	2/10/2020
						6,054	238,528	0	0	3/2/2020
						14,769	581,899	24,922	981,927	3/1/2021
						26,566	1,046,700	0	0	10/29/2021
						23,410	922,354	26,336	1,037,638	3/1/2022
						31,961	1,259,263	35,956	1,416,666	7/1/2022
Mr. Silliman	0	0	0	0	0	12,641	498,055	0	0	3/2/2020
						26,374	1,039,136	44,504	1,753,458	3/1/2021
						19,440	765,936	0	0	2/2/2022
						42,918	1,690,969	48,282	1,902,311	3/1/2022
Ms. Erwin	0	0	0	0	0	15,302	602,899	0	0	3/2/2020
						34,416	1,355,990	58,077	2,288,234	3/1/2021
						54,623	2,152,146	61,450	2,421,130	3/1/2022
Ms. Brouillette	0	0	0	0	0	76,844	3,027,654	0	0	8/2/2021
						54,623	2,152,146	61,450	2,421,130	3/1/2022

1 The amounts listed in this column represent the number of RSUs outstanding on December 31, 2022 with respect to the following awards:

(1) for all of the named executive officers other than Ms. Brouillette: (a) the third tranche of their 2020 annual RSU award granted on March 2, 2020, which vested on March 2, 2023; and (b) the second and third tranches of their annual 2021 RSU award granted on March 1, 2021, one of which vested on March 1, 2023 and one of which is scheduled to vest on March 1, 2024.

(2) for all of the named executive officers, all three tranches of their annual 2022 RSU award granted on March 1, 2022, one of which vested on March 1, 2023 and two of which are scheduled to vest on March 1, 2024 and March 1, 2025, respectively.

(3) for Mr. Sampath: (a) his 2020 Chairman's RSU award granted on February 10, 2020, which vested on February 10, 2023; (b) his special 2021 retention RSU award granted October 29, 2021, which is scheduled to vest on October 29, 2023; and (c) all three tranches of his incremental 2022 RSU award granted on July 1, 2022, one of which vested on March 1, 2023 and two of which are scheduled to vest on March 1, 2024 and March 1, 2025, respectively.

(4) for Mr. Silliman, his special 2022 retention RSU award granted February 2, 2022, which is scheduled to vest on February 2, 2024.

(5) for Ms. Brouillette, the second and third tranches of her 2021 RSU award granted on August 2, 2021, one of which is scheduled to vest on August 2, 2023 and one of which is scheduled to vest on August 2, 2024.

2 When dividends are distributed to shareholders, dividend equivalents are credited on the RSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of RSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying RSU award. These dividend equivalents are only distributed to the award holder if and when the underlying RSU award vests. This column includes dividend equivalent units that have accrued through December 31, 2022.

3 The amounts in this column represent the value of the RSUs listed in column (g) based on a share price of $39.40, the closing price of Verizon's common stock on December 30, 2022.

4 The amounts listed in this column represent the number of PSUs outstanding on December 31, 2022 with respect to the following awards:

(1) for all of the named executive officers other than Ms. Brouillette, their 2021 annual PSU awards granted on March 1, 2021 that are scheduled to vest on December 31, 2023.

(2) for all of the named executive officers, their 2022 annual PSU awards granted on March 1, 2022 that are scheduled to vest on December 31, 2024.

(3) for Mr. Vestberg, the special PSU award granted to him on August 1, 2018 in connection with his promotion to CEO with a payout range between 0% and 200% of the nominal number of PSUs subject to the award. The number of PSUs that vest at the end of the five-year award period ending July 31, 2023 will be determined based on Verizon's average annual return on equity (ROE) during that period, and the final award payout will include dividend equivalents that accrue on the vested portion of the award. No PSUs will vest unless Verizon's five-year average annual ROE meets the minimum threshold of 18%. If Verizon's five-year average annual ROE meets the target percentage of 28%, 100% of the nominal number of PSUs granted will vest. If Verizon's five-year average annual ROE is at least 38%, a maximum of 200% of the PSUs granted will vest. If Verizon's five-year average annual ROE is greater than 18% but less than 28%, the percentage of PSUs that will vest will be between 50% and 100% on an interpolated basis, and if Verizon's five-year average annual ROE is greater than 28% but less than 38%, the percentage of PSUs that will vest will be between 100% and 200% on an interpolated basis. The award, to the extent vested, will be settled in shares of Verizon common stock, and Mr. Vestberg will be required to hold any such shares for at least two years following the vesting date.

(4) for Mr. Sampath, his incremental 2022 PSU award granted on July 1, 2022 that is scheduled to vest on December 31, 2024.

5 When dividends are distributed to shareholders, dividend equivalents are credited on the PSU awards in an amount equal to the dollar amount of dividends that would be payable on the total number of PSUs credited as of the dividend distribution date and divided by the closing price of the Company's common stock on that date and are subject to the same vesting requirements that apply to the underlying PSU award. The PSUs, and the applicable dividend equivalents, are paid if and to the extent that the applicable award vests. As required by SEC rules, the number of units in this column represent the 2021 annual PSU awards at a 75% vesting percentage, the 2022 annual PSU awards at a 75% vesting percentage and Mr. Vestberg's special PSU award at a 200% vesting percentage, in each case including accrued dividend equivalents through December 31, 2022 that will be paid if the awards vest at the indicated levels.

6 The amounts in this column represent the value of the PSUs listed in column (i) based on a share price of $39.40, the closing price of Verizon's common stock on December 30, 2022.

Value realized from vested stock-based awards

The following table reports the value realized from the vesting of the following stock-based awards:

- the annual 2020 PSUs that vested on December 31, 2022 for the named executive officers other than Ms. Brouillette;
- the third tranche of the annual 2019 RSUs that vested on March 8, 2022 for the named executive officers other than Ms. Brouillette;
- the second tranche of the annual 2020 RSUs that vested on March 2, 2022 for the named executive officers other than Ms. Brouillette;
- the first tranche of the annual 2021 RSUs that vested on March 1, 2022 for the named executive officers other than Ms. Brouillette;
- the first tranche of the 2021 RSUs that vested on August 2, 2022 for Ms. Brouillette; and
- the 2018 Chairman's RSUs that vested on September 17, 2022 for Mr. Sampath.

Based on the Company's cumulative adjusted EPS and cumulative free cash flow over the performance period, and an adjustment based on the Company's TSR as compared with the S&P 100 as constituted on the date the awards were granted, the Committee approved a vesting percentage of 82% of the target number of PSUs granted for the 2020-2022 performance cycle for all participants. The values of the 2020 PSU awards upon vesting for Messrs. Vestberg, Ellis, Malady, Sampath and Silliman, and Ms. Erwin were $5,225,951, $2,455,824, $1,768,173, $893,921, $1,866,409 and $2,259,352, respectively. The values of the third tranche of the 2019 RSU awards upon vesting for Messrs. Vestberg, Ellis, Malady, Sampath and Silliman, and Ms. Erwin were $1,719,558, $816,827, $501,579, $326,003, $583,048 and $730,861, respectively. The values of the second tranche of 2020 RSUs upon vesting for Messrs. Vestberg, Ellis, Malady, Sampath and Silliman, and Ms. Erwin were $1,832,173, $860,953, $619,923, $313,396, $654,331 and $792,078, respectively. The values of the first tranche of 2021 RSUs upon vesting for Messrs. Vestberg, Ellis, Malady, Sampath and Silliman, and Mses. Erwin and Brouillette were $1,960,236, $882,087, $709,710, $378,542, $675,920, $882,087 and $1,712,135, respectively. The value of the 2018 Chairman's RSU award for Mr. Sampath was $988,680.

Option exercises and stock vested

Name (a)	Option awards: Number of shares acquired on exercise (#) (b)	Option awards: Value realized on exercise ($) (c)	Stock awards: Number of shares acquired on vesting[1] (#) (d)	Stock awards: Value realized on vesting[1,2] ($) (e)
Mr. Vestberg	0	0	235,337	10,737,918
Mr. Ellis	0	0	110,026	5,015,691
Mr. Malady	0	0	78,986	3,599,385
Mr. Sampath	0	0	65,628	2,900,542
Mr. Silliman	0	0	83,014	3,779,708
Ms. Erwin	0	0	102,153	4,664,378
Ms. Brouillette	0	0	37,762	1,712,135

1 The amounts include dividend equivalents that were credited on the 2020 PSU award that vested on December 31, 2022 in accordance with the terms of the award. The amounts also include dividend equivalents that were credited on the RSU awards that vested on March 1, 2022, March 2, 2022 and March 8, 2022, as well as the RSU award for Ms. Brouillette that vested on August 2, 2022 and the RSU award for Mr. Sampath that vested on September 17, 2022.

2 For Messrs. Vestberg, Ellis, Malady, Sampath and Silliman, and Ms. Erwin, the amounts in this column include the number of shares acquired on vesting of their 2020 annual PSU awards multiplied by $39.40, the closing price of Verizon's common stock on December 30, 2022, which was the last business day prior to the December 31, 2022 vesting date. For all named executive officers except Ms. Brouillette, the amounts in this column include the number of shares acquired on vesting of the third tranche of their 2019 annual RSU award that vested on March 8, 2022, multiplied by $53.25, the closing price of Verizon's common stock on March 8, 2022. For all named executive officers except Ms. Brouillette, the amounts in this column include the number of shares acquired on vesting of the second tranche of their 2020 annual RSU award that vested on March 2, 2022, multiplied by $54.14, the closing price of Verizon's common stock on March 2, 2022. For all named executive officers except Ms. Brouillette, the amounts in this column include the number of shares acquired on vesting of the first tranche of their 2021 annual RSU award that vested on March 1, 2022, multiplied by $53.61, the closing price of Verizon's common stock on March 1, 2022. For Ms. Brouillette, the amount includes the number of shares acquired on vesting of her 2021 RSU award multiplied by $45.34, the closing stock price of Verizon's common stock on the August 2, 2022 vesting date. For Mr. Sampath, the amount also includes the number of shares acquired on vesting of his 2018 Chairman's RSU award multiplied by $41.25, the closing price of Verizon's common stock on the September 17, 2022 vesting date.

Pension plans

Verizon froze all future pension accruals under its management tax-qualified and nonqualified defined benefit pension plans in 2006. None of the named executive officers other than Ms. Erwin and Messrs. Malady and Silliman are eligible for a pension benefit.

Verizon Wireless Retirement Plan component of the Verizon Management Pension Plan. In 2001, Verizon Wireless consolidated the pension plans of several predecessor companies under the Verizon Wireless Retirement Plan. Effective December 31, 2017, Verizon merged the Verizon Wireless Retirement Plan into the Verizon Management Pension Plan (VMPP) and established it as a separate component plan within the VMPP. Ms. Erwin is entitled to both a tax-qualified and a nonqualified pension benefit under this plan and Mr. Malady is entitled to a tax-qualified benefit under this plan.

Ms. Erwin's tax-qualified benefit was determined under two formulas: (i) for the period from January 1, 2001 until May 31, 2004, a cash balance formula that provided pay credits equal to two percent of annual eligible pay up to the IRS compensation limit (under the cash balance formula, a participant's account balance is also credited on an ongoing basis with interest credits based upon the 30-year Treasury bond); and (ii) the formula applicable to former US West employees, which is a final average pay formula based on 11.25 years of service multiplied by (a) 1.25% of Ms. Erwin's average annual eligible pay for the five final consecutive years for each year of service through the end of 2006 up to the IRS covered compensation level in effect for 2006, the year the plan was frozen, plus (b) 1.50% of Ms. Erwin's average annual eligible pay for the five final consecutive years for each year of service through the end of 2006 in excess of the IRS covered compensation level in effect for 2006, the year the plan was frozen. The compensation used for this purpose was limited by IRS compensation limits in effect for each applicable year. The normal retirement age under the Verizon Wireless Retirement Plan is 65. The early retirement age (for unreduced benefits) under the plan is 55. Ms. Erwin was eligible for unreduced early retirement benefits under the plan upon separation from the Company. Ms. Erwin elected to receive a single sum distribution of each of her tax-qualified benefits on December 1, 2022, which ended all future entitlements to tax-qualified pension benefits under the Verizon plan. Ms. Erwin's nonqualified plan benefit was determined using the 1.50% final average pay formula and was calculated based on 11.25 years of service and only included her eligible pay in excess of the IRS compensation limit through the end of 2006, at which time no further adjustments to eligible pay were recognized under the plan. For Ms. Erwin, eligible pay consisted of base salary and the Short-Term Plan award. No participant under the plan was eligible for cash balance credits under the nonqualified portion of the plan.

Mr. Malady's tax-qualified benefit was determined as follows: for the period from January 1, 2001 until May 31, 2004, a cash balance formula that provided pay credits equal to two percent of annual eligible pay up to the IRS compensation limit (under the cash balance formula, a participant's account balance is also credited on an ongoing basis with interest credits based upon the 30-year Treasury bond). The normal retirement age under the Verizon Wireless Retirement Plan is 65. Since there are no reductions applied to cash balance formula benefits, age 65 is used as Mr. Malady's earliest unreduced retirement age. For Mr. Malady, eligible pay consisted of base salary and the Short-Term Plan award. No participant under the plan was eligible for cash balance credits under the nonqualified portion of the plan.

The Pension Plan for Employees of MCI Communications Corporation and Subsidiaries component of the Verizon Management Pension Plan. In conjunction with the acquisition of MCI Communication Corporation in 2006, Verizon acquired The Pension Plan for Employees of MCI Communications Corporation. Benefits under this plan were previously frozen by MCI effective December 31, 1998. This pension plan was merged into the Verizon Management Pension Plan but maintained as a separate component within that plan.

Mr. Silliman accrued a tax-qualified benefit under a cash balance formula in this plan and his benefit was determined as follows: for the period from September 22, 1997 until December 31, 1998, a cash balance formula that provided pay credits ranging from two percent to six and one-half percent based on age of annual eligible pay up to the IRS compensation limit (under the cash balance formula, a participant's account balance is also credited on an ongoing basis with interest credits defined in the plan document but no less than 4.04% per year). The normal retirement age under the MCI Plan is 65. Since there are no reductions applied to cash balance formula benefits, age 65 is used as Mr. Silliman's earliest unreduced retirement age. For Mr. Silliman, eligible pay consisted of base salary and the Short-Term Plan award. Mr. Silliman did not receive cash balance credits under the nonqualified portion of the plan.

The following table illustrates the actuarial present value as of December 31, 2022 of pension benefits accumulated by Ms. Erwin and Messrs. Malady and Silliman, the only named executive officers who are eligible for pension benefits.

Pension benefits

Name (a)	Plan name (b)	Number of years credited service (#) (c)	Present value of accumulated benefit[1] ($) (d)	Payments during last fiscal year ($) (e)
Mr. Malady	Verizon Wireless Retirement Plan – Qualified	22	22,591	0
Mr. Silliman	MCI – Qualified	25	9,150	0
Ms. Erwin	Verizon Wireless Retirement Plan – Qualified	35	0	740,010
	Verizon Wireless Retirement Plan – Nonqualified	35	394,103	0

1 The values are based on the assumptions for the actuarial determination of pension benefits as required by the relevant accounting standards as described in Note 11 to the Company's consolidated financial statements for the year ended December 31, 2022, as included in Verizon's 2022 Annual Report on Form 10-K. However, in accordance with the requirements for this table, the values are calculated using the executive's retirement at the earliest age at which they can retire without having the retirement benefit reduced under the plan.

Defined contribution savings plans

The named executive officers are participants in the Company's tax-qualified defined contribution savings plan, the Verizon Management Savings Plan, which is referred to as the Savings Plan, and its nonqualified defined contribution savings plan, the Verizon Executive Deferral Plan, which is referred to as the Deferral Plan. The named executive officers who participate in these plans are subject to the same terms as other participants in these plans.

Under the Savings Plan, executives may defer "eligible pay," which includes base salary up to certain compensation limits imposed by the Internal Revenue Code, and Verizon provides a matching contribution equal to 100% of the first 6% of eligible pay deferred. The Deferral Plan is designed to restore benefits that are limited or cut back under the Savings Plan. Accordingly, under the Deferral Plan, a participant may elect to defer his or her base pay and Short-Term Plan award that could not be deferred into the Savings Plan due to the Internal Revenue Code limits. Verizon provides the same matching contribution on these deferred amounts as the participant would have received if such amounts had been permitted to be deferred into the Savings Plan. Prior to 2018, participants were permitted to defer certain long-term incentive awards under the Deferral Plan (those deferrals were not eligible for Company match). Deferrals of long-term incentive awards were no longer permitted after 2017. Long-term incentive awards deferred prior to 2018 remain subject to the terms of the award and the applicable deferral election.

Participants in the Deferral Plan may elect to invest their deferrals in the hypothetical investment options available to all participants under the Savings Plan or in a hypothetical cash account that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody's Investor Services. Under SEC rules, earnings on balances invested in this option may be reportable as "above market" interest in the Summary Compensation table of the proxy statement in any given year if the rate of interest exceeds 120% of the applicable federal long-term rate at the time the plan interest rate or formula was originally established. Participants in the Deferral Plan may generally elect to receive their benefits in a lump sum or installments, commencing on a separation from service or specific date elected by the participant.

Mr. Malady and Ms. Erwin also have an account balance under the Verizon Wireless Executive Savings Plan (ESP). The ESP is a nonqualified deferred compensation plan that was amended to freeze the accrual of benefits under the plan as of the close of business on December 31, 2004. Participants in the ESP no longer accrue any additional benefits other than market-based investment earnings or losses on their individual accounts. No new deferrals were permitted after 2004. Participants retain the ability to invest their frozen accounts in the investment options available under the ESP. Participants in the ESP do not receive matching contribution credits or retirement credits under the plan.

The Nonqualified Deferred Compensation table below shows the 2022 account activity for each named executive officer and includes each participating executive's contributions, Company matching contributions, earnings, withdrawals and distributions and the aggregate balance of his or her total deferral account as of December 31, 2022.

Nonqualified deferred compensation

Name (a)		Executive contributions in last FY[1] ($) (b)	Registrant contributions in last FY[2] ($) (c)	Aggregate earnings in last FY ($) (d)	Aggregate withdrawals/ distributions[3] ($) (e)	Aggregate balance at last FYE[3] ($) (f)
Mr. Vestberg	Verizon Executive Deferral Plan	301,200	301,200	(214,281)	0	2,411,348
Mr. Ellis	Verizon Executive Deferral Plan	125,910	125,910	(88,081)	0	3,150,188
Mr. Malady	Verizon Executive Deferral Plan	1,369,191	119,792	(575,950)	0	6,252,831
	Verizon Wireless Executive Savings Plan	0	0	16	0	394
Mr. Sampath	Verizon Executive Deferral Plan	937,941	85,188	(148,849)	0	2,256,592
Mr. Silliman	Verizon Executive Deferral Plan	249,575	110,730	(707,214)	(91,759)	4,566,938
Ms. Erwin	Verizon Executive Deferral Plan	1,176,198	100,866	84,136	0	6,338,868
	Verizon Wireless Executive Savings Plan	0	0	(9,797)	0	40,141
Ms. Brouillette	Verizon Executive Deferral Plan	0	0	0	0	0

1 Of the amounts listed in this column, the following amounts are also included in the Summary Compensation table for 2022 in columns (c) and (j): for Mr. Vestberg, $71,700; for Mr. Ellis, $38,700; for Mr. Malady, $35,642; for Mr. Sampath, $28,488; for Mr. Silliman, $54,500; and for Ms. Erwin, $49,615. Ms. Brouillette does not participate in any Verizon nonqualified deferred compensation plans.

2 The amounts listed in this column are also included in columns (i) and (j) of the Summary Compensation table.

3 The aggregate amounts shown in columns (e) and (f) include the following amounts that were reported as compensation to the named executive officers in the Summary Compensation table for the following years:

- For Mr. Vestberg, a total of $2,199,768 was reported (2018 to 2022);
- For Mr. Ellis, a total of $1,301,078 was reported (2017 to 2022);
- For Mr. Malady, a total of $1,469,056 was reported (2022); and
- For Ms. Erwin, a total of $3,013,659 was reported (2020 to 2022).

Potential payments upon termination or change in control

The following summaries and tables describe and quantify the potential payments and benefits that would be provided to each of our named executive officers, other than Ms. Erwin, if a termination of employment or change in control of Verizon had occurred at the end of 2022 under Verizon's compensation plans and agreements. On September 30, 2022, Ms. Erwin separated from Verizon. The payments and benefits that Ms. Erwin became entitled to receive in connection with her separation from Verizon on September 30, 2022 are discussed under the heading "Separation of Ms. Erwin" beginning on page 54.

Payments made upon termination

Regardless of the manner in which a named executive officer's employment terminates, the executive is entitled to receive amounts earned during the term of employment. This includes amounts accrued and vested under our pension plans and nonqualified deferred compensation plans, which are reported in the Pension Benefits and Nonqualified Deferred Compensation tables above. Those benefits are not included in the summaries and tables below.

In addition, amounts earned under our 2022 Short-Term Plan awards and amounts earned under our Long-Term Plan awards that vested on December 31, 2022 are not included in the summaries or tables below. Amounts earned under our 2022 Short-Term Plan awards are discussed in the Compensation Discussion and Analysis beginning on page 29 and are reported in the Summary Compensation table on page 42. Amounts earned under our Long-Term Plan awards that vested on December 31, 2022 are discussed in the Compensation Discussion and Analysis beginning on page 33 and are reported in the Option Exercises and Stock Vested table on page 47. If a named executive officer's employment had terminated on December 31, 2022 for any reason other than for cause, the full amount of the 2022 Short-Term Plan award and the full amount of the Long-Term Plan awards that vested on December 31, 2022, in each case to the extent earned, would have been payable. These amounts would be determined and payable at the same time as awards are determined and paid to participating employees generally under those plans. In the event of a termination for cause, no amount would have been payable under these awards.

Potential payments upon qualifying separation or involuntary termination without cause

Mr. Vestberg. As CEO, Mr. Vestberg is not eligible to participate in the Senior Manager Severance Plan described below. Mr. Vestberg is also not a party to an employment agreement with Verizon or any other agreement that would provide him with cash severance benefits in the event his employment is involuntarily terminated by Verizon without cause.

Senior Manager Severance Plan. Verizon provides severance benefits to certain employees, including all of the named executive officers other than the CEO, under the Senior Manager Severance Plan. Under the plan, a named executive officer is eligible to receive severance benefits if he or she experiences a "qualifying separation" from Verizon, which is generally defined as an involuntary termination by Verizon without cause, a voluntary termination by the executive solely due to the executive's refusal to accept a qualifying reclassification or relocation (as those terms are defined in the plan) or a determination by the independent members of the Board that the named executive officer has incurred a qualifying separation. A severance benefit, if triggered, is payable to an executive only if the executive executes a release of claims against Verizon in the form satisfactory to Verizon and agrees not to compete or interfere with any Verizon business for a period of one year after termination from employment and always to protect Verizon's trade secrets and proprietary information.

If a named executive officer incurs a qualifying separation under the plan, he or she is eligible to receive the following benefits: (i) a lump-sum cash separation payment equal to two times the sum of his or her base salary and target Short-Term Plan award opportunity; and (ii) continued medical, dental and vision coverage for two years.

In addition, if the executive's qualifying separation occurs prior to the last day of the year, the executive will receive a prorated Short-Term Plan award for the year in which the separation occurs, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year and payable at the time that awards are payable to participating employees generally under the plan. To the extent that an executive also becomes eligible for severance benefits under any outstanding agreement, plan or any other arrangement, the executive's cash severance payment under the Senior Manager Severance Plan will be reduced on a dollar-for-dollar basis by the amount of the severance benefits payable to the executive under such other agreement, plan or arrangement.

Other benefits. Upon an involuntary termination of employment without cause, a named executive officer would also be eligible to receive financial planning and outplacement services for one year following termination on the same basis as provided to other senior executives. However, executives would only be entitled to receive financial planning services if they participate in the program in the year in which their employment terminates. In addition, under the terms of the executive life insurance plan, each named executive officer who is retirement eligible upon termination and who continues to pay the annual premiums on the life insurance policy owned by the executive would be eligible to receive an annual cash payment from Verizon to defray a portion of the annual premiums until the latest of the executive's attainment of age 60 or the completion of 5 years of plan participation. Retirement eligibility is generally defined as having attained 75 points (age plus years of service) with at least 15 years of service, having attained age 65 and 5 years of service or having attained age 55 and 10 years of service. If the named executive officer is not retirement eligible upon termination and has not reached plan maturity (age 60 and 5 years of plan participation) upon termination, the executive would be eligible to receive one additional annual cash payment to defray a portion of the annual premiums for the two years following the year in which the executive's termination occurs. If the named executive officer is retirement eligible upon termination and has achieved plan maturity upon his or her termination, the executive would not be entitled to any additional cash payment from Verizon.

Estimated payments. The following table shows Verizon's estimate of the amount of benefits the named executive officers would have been entitled to receive had their employment been involuntarily terminated without cause on the last business day of 2022 or had they incurred a qualifying separation under the Senior Manager Severance Plan.

Name	Cash separation payment ($)	Continued health benefits[1] ($)	Outplacement services ($)	Financial planning ($)	Executive life insurance benefit[2] ($)
Mr. Vestberg	0	0	0	0	0
Mr. Ellis	4,750,000	58,031	14,500	13,000	36,537
Mr. Malady	4,500,000	61,922	14,500	13,000	188,291
Mr. Sampath	4,250,000	58,031	14,500	13,000	20,048
Mr. Silliman	4,250,000	58,031	14,500	13,000	109,309
Ms. Brouillette	4,750,000	38,688	14,500	16,900	85,561

1 The amounts reflect Verizon's estimated cost of providing medical, dental and vision coverage for two years.

2 The amount for Messrs. Ellis and Sampath and Ms. Brouillette, who are not retirement eligible, reflects one additional annual cash payment to defray a portion of the annual premium for the two years following the year in which their termination occurs. The amounts for Messrs. Malady and Silliman, who are retirement eligible, reflects the value of the future annual cash payments from Verizon used to defray a portion of the annual premiums until their attainment of age 60.

Potential payments upon death, disability or retirement

Under the terms of the executive life insurance plan, in the event of disability or a qualifying retirement, a named executive officer who continues to pay the annual premiums on the life insurance policy owned by the executive would be eligible to receive an annual payment from Verizon to defray a portion of the annual premium until the latest of the executive's attainment of age 60 or the completion of 5 years of plan participation. If the named executive officer dies, his or her beneficiary would be entitled to receive the proceeds of the life insurance policy owned by the executive, payable by the third-party issuer of the policy.

Under the Short-Term Plan, if the named executive officer's employment terminates due to death, disability or a qualifying retirement prior to the last day of the year, the executive would be eligible for a prorated Short-Term Plan award for the year in which the termination date occurred, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year and payable at the time that awards are generally payable to participating employees under the plan. As described above, if the executive's employment terminates on the last day of the year for any reason other than for cause, the full amount of the Short-Term Plan award, determined based on the actual level of achievement of the performance criteria under the Short-Term Plan for the applicable year, would have been payable.

In addition, upon death, disability or a qualifying retirement, each named executive officer would also be eligible to receive financial planning services for one year following termination on the same basis as provided to other senior executives, provided that the executive participated in the program in the year in which his or her employment terminates. Upon disability, the named executive officers would also be eligible for disability benefits under the tax-qualified and nonqualified disability plans.

Estimated payments. The following table shows Verizon's estimate of the amount of benefits the named executive officers would have been entitled to receive had their employment terminated due to death, disability or qualifying retirement on the last business day of 2022.

Name	Executive life insurance benefit[1] ($)	Disability benefit[2] ($)	Financial planning ($)
Mr. Vestberg			
Death	10,000,000	0	18,750
Disability	371,446	1,743,433	18,750
Retirement[3]	0	0	0
Mr. Ellis			
Death	4,038,000	0	13,000
Disability	240,805	2,067,519	13,000
Retirement[3]	0	0	0
Mr. Malady			
Death	3,826,000	0	13,000
Disability	188,291	1,670,704	13,000
Retirement	188,291	0	13,000
Mr. Sampath			
Death	6,075,000	0	13,000
Disability	302,545	2,208,840	13,000
Retirement[3]	0	0	0
Mr. Silliman			
Death	3,614,000	0	13,000
Disability	109,309	1,703,506	13,000
Retirement	109,309	0	13,000
Ms. Brouillette			
Death	8,000,000	0	16,900
Disability	314,098	2,081,939	16,900
Retirement[3]	0	0	0

1 In the event of death, the amount represents the proceeds from the life insurance policy owned by the named executive officer, payable by the third-party issuer of the policy. In the event of disability or retirement, the amount, if any, represents the total amount of annual cash payments to the named executive officer to defray a portion of the annual premium of the life insurance policy owned by him or her, provided that the named executive officer continues to pay the annual premiums pursuant to the terms of the executive life insurance program.

2 Assumes that each named executive officer would be immediately eligible for long-term disability benefits from Verizon's qualified and nonqualified disability benefit plans. The assumptions used to calculate the value of the disability benefits include a discount rate of 2.69% and mortality and recovery based on the 2012 Group Long-Term Disability Valuation Table. These rates represent the probability of death or recovery between the date of disability and the payment end date. The qualified portion of the disability benefit for Messrs. Vestberg, Ellis, Malady, Sampath and Silliman, and Ms. Brouillette, is estimated at $844,085, $772,831, $624,974, $825,032, $637,245 and $1,007,973, respectively, and the nonqualified portion of the disability benefit for Messrs. Vestberg, Ellis, Malady, Sampath and Silliman, and Ms. Brouillette, is estimated at $899,348, $1,294,688, $1,045,730, $1,383,808, $1,066,261 and $1,073,966. In order to receive the nonqualified portion of the disability benefit, the executive must pay the premium associated with the qualified portion of the benefit.

3 Messrs. Vestberg, Ellis and Sampath, and Ms. Brouillette would not have been entitled to receive executive life insurance benefits or financial planning benefits because they had not fulfilled the eligibility requirements for retirement under the terms of those programs on the last business day of 2022.

Potential payments upon change in control

Verizon does not maintain any plans or arrangements that provide for any named executive officer to receive cash severance or any other cash payments in connection with a change in control of Verizon. If the named executive officer's employment terminates in connection with or following a change in control, he or she would be eligible for the same benefits, if any, that would become payable to the executive upon his or her termination under the circumstances as described above. Under the Short-Term Plan, if a change in control occurs, all outstanding awards will vest and become payable on the regularly scheduled payment date.

Treatment of equity awards

As is the case for all participants under the terms of the Long-Term Plan and the applicable award agreements, upon death, disability or qualifying retirement, each named executive officer's then unvested RSUs will vest and be payable on the regularly scheduled payment dates and each named executive officer's then unvested PSUs will vest and be payable on the regularly scheduled payment date after the end of the applicable award cycle, but only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle. A qualifying retirement for purposes of the Long-Term Plan generally means to retire after having attained at least 15 years of vesting service (as defined under the applicable Verizon tax-qualified savings plan) and a combination of age and years of vesting service that equals or exceeds 75, 65 years of age and 5 years of vesting service, or starting with the 2022 awards, 55 years of age and 10 years of vesting service. Commencing with the 2022 awards, participants, including named executive officers, who voluntarily retire having attained age 55 and 5 years of service but do not meet the eligibility requirements for a qualifying retirement (referred to as an early retirement) will vest in a prorated portion of the number of RSUs and PSUs awarded (and accrued dividends) based on the number of days worked during the performance period, and the remainder of the RSUs and PSUs will be forfeited. Any such prorated portion of the PSUs (and accrued dividends) will be payable only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle, and will be payable on the regularly scheduled payment date after the end of the applicable award cycle. As of December 31, 2022, none of the named executive officers other than Mr. Malady and Mr. Silliman were eligible for a qualifying retirement under the Long-Term Plan, and Mr. Vestberg was eligible for early retirement vesting under the terms of his 2022 PSU and RSU awards.

If a named executive officer's employment is involuntarily terminated by the Company without cause, the named executive officer's then unvested RSUs and PSUs will vest only as to a prorated portion of the number of RSUs and PSUs awarded (and accrued dividends) based on the number of days worked during the performance period, and the remainder of the RSUs and PSUs will be forfeited. Any such prorated portion of the PSUs (and accrued dividends) will be payable only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle, and will be payable on the regularly scheduled payment date after the end of the applicable award cycle. With respect to the special 2018 PSU award to Mr. Vestberg, the 2020 Chairman's RSU award and 2021 special retention RSU award to Mr. Sampath and the 2022 special retention RSU award to Mr. Silliman, if the named executive officer's employment is involuntarily terminated by the Company without cause, Mr. Sampath's and Mr. Silliman's then unvested RSUs will vest and be payable on the regularly scheduled payment dates and Mr. Vestberg's unvested PSUs will vest and be payable on the regularly scheduled payment date after the end of the applicable award cycle, but only if and to the extent that the applicable performance criteria for the award are achieved at the end of the applicable award cycle.

The payment of PSU and RSU awards under the Long-Term Plan following an involuntary termination of employment without cause, death, disability or qualifying or early retirement is conditioned on the participant executing a release of claims against Verizon in the form satisfactory to Verizon. The grant of each award is conditioned on the participant's agreement to certain restrictive covenants including an agreement not to compete or interfere with any Verizon business for a period of one year after termination from employment (two years for the CEO), and to always protect Verizon's trade secrets and proprietary information.

In addition, under the terms of the Long-Term Plan and the applicable award agreements, if, in the 12 months following a change in control of Verizon, a participant's employment is involuntarily terminated without cause, all then-unvested RSUs will vest and be payable on the regularly scheduled payment dates and all then-unvested PSUs will vest at target level performance and be payable on the regularly scheduled payment date after the end of the applicable award cycle.

Under the Long-Term Plan, a change in control of Verizon is generally defined as the occurrence of any of the following:

- Any person becomes a beneficial owner of shares representing twenty percent or more of Verizon's outstanding voting stock;
- Verizon consummates a merger, consolidation, reorganization or any other business combination; or
- The Board adopts resolutions authorizing the liquidation or dissolution, or sale of all or substantially all of the assets, of Verizon.

However, a change in control will not occur if:

- The amount of Verizon voting stock outstanding immediately before the transaction represents at least forty-five percent of the combined voting power of the corporation that survives the transaction;
- Verizon Directors constitute at least one-half of the board of directors of the surviving corporation;

- Verizon's CEO is the CEO of the surviving corporation; and
- The headquarters of the surviving corporation is located in New York, New York.

Estimated payments. The following table shows the estimated value of the awards that the named executive officers could have received in respect of their outstanding unvested equity awards if any of the following events occurred on the last business day of 2022: (i) a change in control of Verizon without a termination of employment; (ii) a change in control of Verizon and an involuntary termination of employment without cause within 12 months; (iii) a termination of employment as a result of an involuntary termination without cause (other than in connection with a change in control); (iv) a qualifying retirement; or (v) death or disability. The occurrence of the foregoing events, other than a change in control of Verizon without a termination of employment, would trigger accelerated vesting of all or a prorated portion of the awards. The amounts represent the estimated value of the outstanding RSU and PSU awards granted in 2020, 2021 and 2022, including the estimated value of the special PSU award granted to Mr. Vestberg in 2018, the 2020 Chairman's RSU award and 2021 special retention RSU award granted to Mr. Sampath, and the 2022 special retention RSU award granted to Mr. Silliman calculated using the total number of units (including accrued dividends) on the last business day of 2022 and $39.40, Verizon's closing stock price on that date, and for the PSUs, assuming the award would vest at target performance levels. The actual amount payable under these awards can be determined only at the time the awards would be paid.

Name	Change in control without termination ($)	Change in control and termination without cause ($)	Termination without cause[1] ($)	Retirement[2] ($)	Death or disability ($)
Mr. Vestberg	0	31,619,603	19,696,012	3,468,658	31,619,603
Mr. Ellis	0	10,442,615	4,820,841	0	10,442,615
Mr. Malady	0	9,013,734	9,013,734	9,013,734	9,013,734
Mr. Sampath	0	9,378,619	4,772,371	0	9,378,619
Mr. Silliman	0	8,868,427	8,868,427	8,102,491	8,868,427
Ms. Brouillette	0	8,408,000	2,300,794	0	8,408,000

1 The amounts in this column for Mr. Vestberg reflect a prorated portion of Mr. Vestberg's outstanding 2021 and 2022 PSU awards and 2020, 2021 and 2022 RSU awards based on the number of days worked from the applicable grant date through the assumed termination date on the last business day of 2022, and the vesting of the special PSU award granted to Mr. Vestberg in 2018. The amounts in this column for Messrs. Malady and Silliman reflect the vesting of their outstanding PSU and RSU awards because they had attained eligibility for a qualifying retirement as of December 31, 2022. The amounts in this column for Mr. Ellis and Ms. Brouillette reflect a prorated portion of their outstanding PSU and RSU awards based on the number of days worked from the applicable grant date through the assumed termination date on the last business day of 2022. For Mr. Sampath, the amounts in this column reflect a prorated portion of his outstanding 2021 and 2022 PSU awards and 2020, 2021 and 2022 RSU awards based on the number of days worked from the applicable grant date through the assumed termination date on the last business day of 2022 and the vesting of the 2020 Chairman's RSU award and 2021 special retention RSU award granted to Mr. Sampath.

2 Messrs. Ellis and Sampath, and Ms. Brouillette would not have been entitled to receive any amount in respect of their outstanding unvested equity awards upon retirement because they had not met the eligibility requirements for retirement or early retirement under the terms of the Long-Term Plan on the last business day of 2022. Messrs. Malady and Silliman had attained eligibility for a qualifying retirement as of December 31, 2022 for purposes of their outstanding PSUs and RSUs (other than the 2022 special retention RSU award to Mr. Silliman which does not provide for vesting upon retirement). Mr. Vestberg had attained eligibility for early retirement only with respect to his 2022 PSU and RSU awards which would provide Mr. Vestberg with a prorated portion of the 2022 PSU and RSU awards if he had voluntarily separated from the company on December 31, 2022.

Separation of Ms. Erwin

In connection with Ms. Erwin's involuntary separation from service from the Company without cause on September 30, 2022, she became entitled to separation benefits under the terms and conditions of the Senior Manager Severance Plan. The following table sets forth the estimated payments and benefits Ms. Erwin became entitled to receive upon her separation from Verizon.

Name	Cash separation payment ($)	Continued health benefits[1] ($)	Equity[2] ($)	2022 Short-Term Plan award ($)	Financial planning ($)	Executive life insurance benefit[3] ($)	Outplacement services ($)
Ms. Erwin	4,750,000	37,761	12,649,565	929,813	11,000	93,787	14,500

1 Represents Verizon's estimated cost of providing medical, dental and vision coverage for two years.

2 Represents the value upon vesting of Ms. Erwin's 2020 annual PSU award, the estimated value of her 2020 annual RSU award and the estimated value of her outstanding 2021 and 2022 annual RSU and PSU awards. Ms. Erwin had attained retirement eligibility for purposes of her outstanding Long-Term Plan awards on her separation date. For the 2020 PSU award, the value represents the number of shares acquired on vesting of her 2020 annual PSU award multiplied by $39.40, the closing price of Verizon's common stock on the December 30, 2022, as reported in the Option Exercises and Stock Vested table on page 47. The value of the 2020 RSU award and the 2021 and 2022 RSU and PSU awards were calculated using the total number of units (including accrued dividends) on the last business day of 2022 and $39.40, Verizon's closing stock price on that date, and, in the case of the PSUs, assuming the awards would vest at target performance levels. These awards will be paid on the regularly scheduled payment date following the applicable vesting date based on the stock price on the applicable vesting date, and in the case of the PSUs only if and to the extent that the applicable performance criteria have been satisfied.

3 Represents the value of the future annual cash payments from Verizon used to defray a portion of the annual premiums until Ms. Erwin's attainment of age 60 provided she continues to pay the annual premiums pursuant to the terms of the executive life insurance program.

Pay versus performance

Pay versus performance table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance of the Company. For further information concerning Verizon's variable pay-for-performance philosophy and how Verizon aligns executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis beginning on page 25.

					Value of initial fixed $100 investment based on:			
Year (a)	Summary Compensation table total for CEO[1] ($) (b)	Compensation Actually Paid to CEO[2] ($) (c)	Average Summary Compensation table total for non-CEO named executive officers[3] ($) (d)	Average Compensation Actually Paid to non-CEO named executive officers[4] ($) (e)	Total shareholder return[5] ($) (f)	Peer group total shareholder return[6] ($) (g)	Net income[7] ($ in millions) (h)	Company Selected Measure: Adjusted EPS[8] ($) (i)
2022	19,832,750	9,173,486	9,782,141	6,405,568	73.88	90.34	21,748	5.18
2021	20,342,871	10,522,628	9,282,312	4,091,712	92.36	150.27	22,618	5.50
2020	19,097,582	20,279,502	8,546,205	9,203,481	99.88	123.61	18,348	5.10

1 The amounts in this column are the amounts of total compensation reported for Mr. Vestberg for each corresponding year in the "Total" column of the Summary Compensation table on page 42.

2 The amounts in this column represent the amount of "Compensation Actually Paid" to Mr. Vestberg, as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. Vestberg during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Vestberg's total compensation for each year to determine the "Compensation Actually Paid":

Year	Reported Summary Compensation table total for CEO ($)	Reported value of equity awards[a] ($)	Equity award adjustments[b] ($)	Reported change in the actuarial present value of pension benefits[c] ($)	Pension benefit adjustments ($)	Compensation Actually Paid to CEO ($)
2022	19,832,750	14,500,057	3,840,793	0	0	9,173,486
2021	20,342,871	14,500,057	4,679,814	0	0	10,522,628
2020	19,097,582	13,300,074	14,481,994	0	0	20,279,502

a This column reflects the grant date fair value of equity awards, which are the total of the amounts reported in the "Stock awards" and "Option awards" columns in the Summary Compensation table for the applicable year.

b The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year end fair value of equity awards granted in the year and outstanding and unvested as of the end of the year ($)	Change in fair value of equity awards granted in prior years and outstanding and unvested as of the end of the year ($)	Fair value as of vesting date of equity awards granted and vested in the year ($)	Change in fair value of equity awards granted in prior years that vested in the year ($)	Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total equity award adjustments ($)
2022	10,871,633	(6,577,872)	0	(452,969)	0	0	3,840,793
2021	12,793,858	(3,570,518)	0	(4,543,526)	0	0	4,679,814
2020	13,776,962	(33,245)	0	738,276	0	0	14,481,994

c The amounts included in this column are the amounts reported in “Change in pension and nonqualified deferred compensation” column of the Summary Compensation table for each applicable year. Mr. Vestberg is not eligible for pension benefits.

3 The amounts in this column represent the average of the amounts reported for the Company’s named executive officers as a group (excluding Mr. Vestberg, who has served as our CEO since 2018) in the “Total” column of the Summary Compensation table in each applicable year. The names of each of the named executive officers (excluding Mr. Vestberg) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Messrs. Ellis, Malady, Sampath and Silliman, and Mses. Erwin and Brouillette; (ii) for 2021, Messrs. Ellis and Malady, Ronan Dunne and K. Guru Gowrappan, and Ms. Erwin; and (iii) for 2020, Messrs. Ellis, Dunne and Gowrappan, and Ms. Erwin.

4 The amounts in this column represent the average amount of “Compensation Actually Paid” to the named executive officers as a group (excluding Mr. Vestberg), as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual average amount of compensation earned by or paid to the named executive officers as a group (excluding Mr. Vestberg) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the named executive officers as a group (excluding Mr. Vestberg) for each year to determine the “Compensation Actually Paid”, using the same methodology described above in Note 2:

Year	Average reported Summary Compensation table total for non-CEO named executive officers ($)	Average reported value of equity awards ($)	Average equity award adjustments[a] ($)	Average reported change in the actuarial present value of pension benefits ($)	Average pension benefit adjustments ($)	Average Compensation Actually Paid to non-CEO named executive officers ($)
2022	9,782,141	6,833,403	3,456,829	0	0	6,405,568
2021	9,282,312	6,510,037	1,319,470	33	0	4,091,712
2020	8,546,205	6,125,043	6,798,961	16,642	0	9,203,481

a The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average year end fair value of equity awards granted in the year and outstanding and unvested as of the end of the year ($)	Average change in fair value of equity awards granted in prior years and outstanding and unvested as of the end of the year ($)	Average fair value as of vesting date of equity awards granted and vested in the year ($)	Average change in fair value of equity awards granted in prior years that vested in the year ($)	Average fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Average value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total average equity award adjustments ($)
2022	5,138,130	(1,483,883)	0	(197,419)	0	0	3,456,829
2021	4,859,383	(1,048,432)	0	(1,938,114)	(553,367)	0	1,319,470
2020	6,344,668	(9,872)	0	464,165	0	0	6,798,961

5 Cumulative total shareholder return (TSR) is calculated by dividing (i) the sum of (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between the Company's share price at the end and the beginning of the measurement period, by (ii) the Company's share price at the beginning of the measurement period.

6 Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the S&P 500 Telecommunications Services Index, which is the peer group used in the Company's 2022 Annual Report on Form 10-K for purposes of the stock performance graph pursuant to Item 201(e) of Regulation S-K.

7 The amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

8 Adjusted EPS is calculated by excluding from the calculation of reported EPS the effect of special items.

Pay versus performance relationship discussion

As described in greater detail in the Compensation Discussion and Analysis beginning on page 25, Verizon's executive compensation program reflects a pay-for-performance philosophy, with approximately 90% of named executive officers' total compensation opportunity in the form of variable, incentive-based pay. The metrics we use for both our long-term and short-term incentive awards are selected based on an objective to pay for superior results and sustainable growth by rewarding the achievement of challenging short- and long-term performance goals designed to build shareholder value and drive performance. While Verizon utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table.

The following charts illustrate the relationship between the "Compensation Actually Paid" and the financial performance measures set forth in the Pay versus Performance table above: TSR, peer group TSR, net income and adjusted EPS, which is the measure the Company identified as the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link "Compensation Actually Paid" to the Company's named executive officers, for the most recently completed fiscal year, to Company performance. The Company selected adjusted EPS, which is a performance metric under our Long-Term Plan (subject to adjustment in accordance with the terms of the awards), because it is a performance metric under each of the annual Long-Term Plan awards that impacts the 2022 "Compensation Actually Paid", and the Company's adjusted EPS has an impact on the Company's stock price and relative TSR, which also affect the value of those awards.

We believe the "Compensation Actually Paid" in each of the years reported above and over the three-year cumulative period are reflective of the Committee's emphasis on "pay-for-performance" as the "Compensation Actually Paid" fluctuated year-over-year, primarily due to the result of our stock performance and our varying levels of achievement against pre-established performance goals under our short-term and long-term plans.

Compensation Actually Paid versus total shareholder return


$25
$20
$15
$10
$5
$0
Compensation Actually Paid
(in millions)
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Cumulative TSR
(value of initial $100 investment)
2020
2021
2022
CEO Compensation Actually Paid
Non-CEO NEO Compensation Actually Paid
Company TSR
Peer group TSR

Compensation Actually Paid versus net income


$25
$20
$15
$10
$5
$0
Compensation Actually Paid
(in millions)
$25,000
$24,000
$23,000
$22,000
$21,000
$20,000
$19,000
$18,000
$17,000
$16,000
$15,000
Net income
(in millions)
2020
2021
2022
CEO Compensation Actually Paid
Non-CEO NEO Compensation Actually Paid
Net income

Compensation Actually Paid versus adjusted EPS


$25
$20
$15
$10
$5
$0
Compensation Actually Paid
(in millions)
$5.60
$5.50
$5.40
$5.30
$5.20
$5.10
$5.00
$4.90
Adjusted EPS
2020
2021
2022
CEO Compensation Actually Paid
Non-CEO NEO Compensation Actually Paid
Adjusted EPS

For 2022, the most important financial performance measures we used to link executive “Compensation Actually Paid” to the named executive officers to Verizon’s performance are as follows, which are described in more detail in the Compensation Discussion and Analysis and are the performance metrics the Committee chose for Company’s 2022 Long-Term Plan and Short-Term Plan:

- Adjusted EPS
- Service and other revenue
- Free cash flow
- Relative TSR
- Adjusted operating income
- Cash flow from operations

CEO pay ratio disclosure

Pursuant to SEC rules, we are required to disclose in this proxy statement the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our employees (excluding the CEO). We determined that the annualized total compensation of Mr. Vestberg was $19,850,750, the median of the 2022 annual total compensation of all of our employees (excluding Mr. Vestberg) was $152,899, and the ratio of these amounts was 130 to 1. For purposes of calculating the ratio, the value of employer provided benefits under non-discriminatory health plans was included in the compensation of each of Mr. Vestberg and the median employee.

The median employee that was used for purposes of calculating the ratio of the annualized total compensation of our CEO to the median of the annual total compensation of all employees is the same employee that was identified for purposes of the pay ratio disclosed in our 2022 Proxy Statement, who is an employee located in the New England region of the United States. There has been no change in our employee population or employee compensation arrangements since that median employee was identified that we believe would significantly impact our pay ratio disclosure. To identify the “median employee” for purposes of the 2022 pay ratio disclosure (i.e., the individual employee whose compensation was at the median level among our entire employee group), we used a determination date of October 1, 2021 and analyzed, for all of the individuals employed by us or any of our consolidated subsidiaries on that date, the compensation that we paid to each of those individuals for the 12-month period ending on that date. We considered each employee’s “compensation” to consist of (i) the employee’s total gross earnings for the 12-month period ending October 1, 2021, plus (ii) the estimated amount of Verizon’s contributions for that period to the retirement plans in which the employee participates, plus (iii) the estimated present value of the employee’s accrual under a Verizon pension plan (if any) for those who are still accruing service and whose benefits have not otherwise been frozen. The compensation for employees, other than temporary and seasonal employees, who were not employed by us for the entire 12-month period was annualized to reflect compensation for the entire 12-month period.

Audit matters

Item 4: Ratification of appointment of independent registered public accounting firm

The Audit Committee considered the performance and qualifications of Ernst & Young LLP, and has reappointed the independent registered public accounting firm to audit the financial statements of Verizon for fiscal year 2023 and to audit the effectiveness of internal control over financial reporting. Ernst & Young has been retained as Verizon's independent registered public accounting firm since 2000.

Verizon paid the following fees to Ernst & Young for services rendered during fiscal years 2022 and 2021.

	Audit fees	Audit-related fees	Tax fees	All other fees
2022	$ 37.1 million	$ 8.8 million	$ 4.4 million	–
2021	$ 37.1 million	$ 13.5 million	$ 4.8 million	–

Audit fees are attributable to services that include the financial statement audit, the audit of the effectiveness of Verizon's internal control over financial reporting required by the Sarbanes-Oxley Act, financial statement audits required by statute for our foreign subsidiaries and procedures in connection with securities offerings and SEC filings. Audit-related fees are attributable to services that primarily include audits of other subsidiaries, reviews of controls over services provided to customers, work related to the implementation of new accounting standards, and attestation procedures with respect to sustainability reporting, as well as other audits and due diligence procedures performed in connection with acquisitions, dispositions or other financial transactions, including the disposition of Verizon Media Group in 2021. Tax fees are attributable to services that primarily consist of federal, state, local and international tax planning and compliance. The Audit Committee considered, in consultation with management and the independent registered public accounting firm, whether Ernst & Young could provide these services while maintaining independence.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm that performs audit services. In considering Ernst & Young's appointment for the 2023 fiscal year, the Committee reviewed the firm's independence, qualifications and competencies, including the following factors:

- Ernst & Young's historical performance and its recent performance during its engagement for the 2022 fiscal year, including with respect to key audit quality indicators, such as the continuity of the engagement team, the use by Ernst & Young of specialists and Ernst & Young's tenure in the industry;
- Ernst & Young's capability and expertise in handling the breadth and complexity of Verizon's operations;
- the qualifications and experience of key members of the engagement team, including the lead engagement partner, for the audit of Verizon's financial statements;
- the quality of Ernst & Young's communications with the Committee regarding the conduct of the audit, and with management with respect to issues identified in the audit;
- external data on audit quality and performance of, including recent Public Company Accounting Oversight Board reports on, Ernst & Young;
- the appropriateness of Ernst & Young's fees for audit and non-audit services, on both an absolute basis and as compared to its peer firms; and
- Ernst & Young's reputation for integrity and competence in the fields of accounting and auditing.

In addition, in order to facilitate continuing auditor independence, the Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. The Committee oversees the routine mandated rotation of Ernst & Young's personnel and is directly involved in the selection of Ernst & Young's lead engagement partner.

The Committee has established policies and procedures regarding pre-approval of services provided by the independent registered public accounting firm and is responsible for negotiating the audit fees associated with the engagement. At the beginning of the fiscal year, the Committee pre-approves the engagement of the independent registered public accounting firm to provide audit services based on fee estimates. The Committee also pre-approves proposed audit-related services, tax services and other permissible services based on specified project and service details, fee estimates, and aggregate fee limits. The Committee receives a report at each meeting on the status of services provided or to be provided by the independent registered public accounting firm and approves the related fees. The Committee pre-approved all of Ernst & Young's 2022 fees and services.

The affirmative vote of a majority of the shares cast at the annual meeting is required to ratify the reappointment of Ernst & Young for the 2023 fiscal year. The Committee believes that continuing to retain Ernst & Young to serve as Verizon's independent registered public accounting firm is in the best interests of Verizon and our shareholders. If this appointment is not ratified by the shareholders, the Committee will reconsider its decision. One or more representatives of Ernst & Young will join the 2023 Annual Meeting of Shareholders. They will have an opportunity to make a statement and will be available to respond to appropriate questions.



The Board of Directors recommends that you vote FOR ratification.

Audit Committee Report

In the performance of our oversight responsibilities, the Committee has reviewed and discussed with management and the independent registered public accounting firm Verizon's audited financial statements for the year ended December 31, 2022, and the effectiveness of Verizon's internal control over financial reporting as of December 31, 2022.

The Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Securities and Exchange Commission, the New York Stock Exchange, The Nasdaq Stock Market and Public Company Accounting Oversight Board Auditing Standard No. 1301, *Communications with Audit Committees*.

The Committee has received written disclosures and a letter from the independent registered public accounting firm consistent with applicable Public Company Accounting Oversight Board requirements for independent registered public accounting firm communications with audit committees concerning independence, and has discussed with the independent registered public accounting firm its independence.

The Committee discussed with the internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Committee met with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Verizon's internal controls and the overall quality of Verizon's financial reporting.

The Committee has assessed and discussed with management Verizon's significant business risk exposures and overseen management's programs and policies to monitor, assess and manage such exposures. The Committee also periodically monitored and evaluated the primary risks associated with particular business units and functions.

Based on the reviews and discussions referred to above, in reliance on management and the independent registered public accounting firm, and subject to the limitations of our role, the Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the financial statements referred to above in Verizon's Annual Report on Form 10-K for the year ended December 31, 2022.

The Committee reviewed the independent registered public accounting firm's performance, qualifications and tenure, the qualifications of the lead engagement partner, management's recommendation regarding retention of the firm, and considerations related to audit firm rotation, as discussed further on page 60. Based on that review, the Committee reappointed the independent registered public accounting firm for fiscal year 2023.

Respectfully submitted,

The Audit Committee

Gregory Weaver, Chair
Shellye Archambeau
Roxanne Austin
Laxman Narasimhan
Clarence Otis, Jr.

March 2, 2023

Stock ownership

Security ownership of certain beneficial owners and management

Principal shareholders

On March 13, 2023, there were approximately 4.20 billion shares of Verizon common stock outstanding. Each of these shares is entitled to one vote. The following table sets forth information about persons we know to beneficially own more than five percent of the shares of Verizon common stock, based on our records and information reported in filings with the SEC. To the extent that information in the table is based on information contained in an SEC filing, it is accurate only as of the date referenced in the filing.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	354,645,505 shares	8.4%
BlackRock, Inc.[2] 55 East 52nd Street New York, New York 10055	331,023,068 shares	7.9%

1 This information is based on a Schedule 13G filed with the SEC on February 9, 2023 by The Vanguard Group, setting forth information as of December 31, 2022. The Schedule 13G states that The Vanguard Group has sole voting power with respect to 0 shares, shared voting power with respect to 5,965,685 shares, sole dispositive power with respect to 336,691,514 shares, and shared dispositive power with respect to 17,953,991 shares.

2 This information is based on a Schedule 13G filed with the SEC on February 3, 2023 by BlackRock, Inc., setting forth information as of December 31, 2022. The Schedule 13G states that BlackRock, Inc. has sole voting power with respect to 297,358,751 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 331,023,068 shares, and shared dispositive power with respect to 0 shares.

Director and executive officer stock ownership requirements

Verizon requires that all Directors and executive officers maintain the significant stock ownership levels shown to the right, in order to align their interests with those of our shareholders.

Executive officers, including the CEO, are required to attain these stock ownership levels within five years of assuming their leadership roles. Effective January 2023, the stock ownership requirement for Directors increased from three times the cash component of the annual Board retainer within three years of joining the Board to five times the cash component of the annual Board retainer within four years of joining the Board.

To determine whether a Director or executive officer meets the required share ownership level, shares of common stock held directly, through a broker, or in the Verizon tax-qualified savings plan or non-qualified deferred compensation plans are included in the calculation. This calculation does not include any unvested RSUs or PSUs granted to an executive officer. Share equivalents credited to a Director's or an executive officer's account under the Verizon non-qualified deferred compensation plans are included because they create the same exposure for Directors and executive officers to Verizon, the same alignment with shareholders' interests, and the same incentives to drive the Company's success as stock held directly or through a broker.

Each of the Directors and named executive officers is in compliance with the stock ownership guidelines, or on track to meet them within the required period.


7x
base salary
for the CEO


4x
base salary
for other named executive officers

5x

cash component of annual retainer
for Directors

Directors and executive officers

The following table shows the number of shares of Verizon common stock beneficially owned by, as well as the total-stock based holdings of, each of the named executive officers, each Director, and all executive officers and Directors as a group as of March 2, 2023. The aggregate number of shares beneficially owned by executive officers and Directors represents less than one percent of the total number of outstanding shares of Verizon common stock. Unless we indicate otherwise, each individual has sole voting and/or investment power with respect to the shares.

Named executive officers	Stock[1]	Total stock-based holdings[2]
Hans Vestberg*	308,997	1,514,667
Matthew Ellis	171,779	592,714
Kyle Malady	105,019	534,802
Sowmyanarayan Sampath	60,127	496,309
Craig Silliman	84,503	554,270
Tami Erwin**	56,711	288,421
Manon Brouillette**	0	381,017
Directors		
Shellye Archambeau	0	47,357
Roxanne Austin	0	16,717
Mark Bertolini	225	41,721
Vittorio Colao	0	6,278
Melanie Healey	0	59,296
Laxman Narasimhan	248	14,209
Clarence Otis, Jr.	3,000	114,631
Daniel Schulman	0	24,811
Rodney Slater	0	73,345
Carol Tomé	52	10,157
Gregory Weaver	0	38,809
All of the above and other executive officers as a group[3]	942,630	5,346,739

What are "total stock-based holdings"?

The "Total stock-based holdings" column shows the total economic exposure that the Directors and executive officers have to Verizon common stock. In addition to shares of common stock beneficially held, which are included in the "Stock" column, our Directors and executive officers have interests in other stock-based units under Verizon deferred compensation plans and stock-based long-term incentive awards. We include these interests in the "Total stock-based holdings" column because they create the same exposure for Directors and executive officers to Verizon, the same alignment with shareholders' interests, and the same incentives to drive the Company's success.

* Mr. Vestberg also serves as a Director.

** Ms. Erwin separated from the Company on September 30, 2022, and Ms. Brouillette ceased to serve as an executive officer on December 5, 2022.

1 The "Stock" column includes direct and indirect holdings of common stock, including shares held in Verizon's employee savings plans. The amounts in this column for Mr. Bertolini and Ms. Tomé include shares held by foundations. No shares are pledged as security.

2 The "Total stock-based holdings" column includes, in addition to shares listed in the "Stock" column, stock-based units under deferred compensation plans and stock-based long-term incentive awards, which may not be voted or transferred.

3 Does not include shares held by Ms. Brouillette, who ceased to be an executive officer as of December 5, 2022, or Ms. Erwin, who ceased to be an executive officer as of July 1, 2022.

Items 5 – 9 Shareholder proposals

We have been advised that the shareholders submitting the proposals or their representatives intend to present the following proposals at the Annual Meeting. The statements contained in the proposals and supporting statements are the sole responsibility of the respective proponents. We have printed the proposals as they were submitted. The proposals may contain assertions about Verizon or other matters that Verizon believes are incorrect, but we do not attempt to refute all of those assertions. The addresses of the proponents are available upon written request to the Assistant Corporate Secretary at the address specified under "Contacting us."

Item 5: Government requests to remove content

National Legal and Policy Center, owner of 78 shares of Verizon's common stock, proposes the following:

Report on Government Take-Down Requests

RESOLVED:

Shareholders request that Verizon Communications Inc. ("Company") provide a report, published on the company's website and updated semi-annually – and omitting proprietary information and at reasonable cost – that specifies the Company's policy in responding to requests to remove or take down content, or content-producing entities, from its platforms by the Executive Office of the President, Members of Congress, or any other agency or entity of the United States Government.

This report shall also include an itemized listing of such take-down requests, including the name and title of the official making the request; the nature and scope of the request; the date of the request; the outcome of the request; and a reason or rationale for the Company's response, or lack thereof.

SUPPORTING STATEMENT:

In *Bantam Books, Inc. vs. Sullivan (1963),* and in other cases, the Supreme Court of the United States has ruled that private entities may not engage in suppression of speech at the behest of government, as it has the same effect as direct government censorship.

On July 15, 2021, White House press secretary Jen Psaki was asked, "Can you talk a little bit more about this request for tech companies to be more aggressive in policing misinformation? Has the administration been in touch with any of these companies and are there any actions that the federal government can take to ensure their cooperation, because we've seen, from the start, there's not a lot of action on some of these platforms."

Psaki replied, "Sure. Well, first, we are in regular touch with these social media platforms, and those engagements typically happen through members of our senior staff, but also members of our COVID-19 team, given, as (Surgeon General) Dr. (Vivek) Murthy conveyed, this is a big issue of misinformation, specifically on the pandemic."

Circumstantial evidence shows that the Company may have been the recipient of overtures, possibly from government, to censor. For example:

- A presidential campaign's text-messaging system to voters, controlled by the Company, was shut down at a critical time during the 2020 election[1]
- Two top members of the House Energy and Commerce Committee wrote the Company asking if it still intended to carry television networks that broadcast so-called "misinformation"[2]
- After pressure from public officials, the Company removed TV network OAN from its channel lineup[3]

[1] Isenstadt, Alex & Hendel, John. "Corporate giants shut down Trump texting program," Politico, July 20, 2020. See https://politi.co/3SM0VCw.
[2] Shepardson, David. "U.S. lawmakers ask video providers to address misinformation by TV channels," Reuters, Feb. 22, 2021. See https://reut.rs/3fkch3a.
[3] Gans, Jared. "OAN officially dropped by Verizon, its last major carrier," *The Hill*, July 21, 2022. See https://bit.ly/3FrE1gD.

Shareholders need to know whether the Company cooperates with government officials engaged in unconstitutional censorship, opening the Company to liability claims by victims. Shareholders also need to know whether the Company fails to disclose these potential liabilities as material risks in its public filings.



The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:

The proposal is unnecessary because Verizon already publishes Transparency Reports on a semi-annual basis that cover government demands to block or remove content. Given the robust governance, transparency reporting, industry collaboration and best practices already in place around content moderation at Verizon, the Board believes the proposal is not in the best interests of shareholders.

Verizon distributes and enables access to content, including non-Verizon content, in multiple ways across a variety of devices, platforms and networks. Our respect for the right to freedom of expression of opinion is fundamental to our business, and we manage and govern the dissemination of content in a way that reflects our ongoing commitment to this fundamental human right, which is integrated into our content-related policies and processes. The Board believes that our current public reporting gives stakeholders sufficient insight into the nature and scope of both the government demands for content blocking received by the company as well as our processes for handling those demands.

Governance. Verizon recognizes in its Human Rights Statement that the policies and processes that govern how our customers can produce, store, and share content using our products and services impact the right to freedom of expression and opinion. Our "guiding principles for content" (https://www.verizon.com/about/our-company/company-policies/content-policies) confirm that our customers have the right to freely access and distribute content so long as their manner in doing so respects others' use of networks and complies with the law. Oversight of our approach to human rights is provided by the Corporate Governance and Policy Committee of the Board of Directors.

Transparency reporting. Consistent with our commitment to protecting free expression, we carefully review and disclose demands to block or remove content, including demands from law enforcement entities in both the United States and other countries. As part of our efforts to provide clear and public disclosures about content-related demands from government entities and our processes for reviewing those demands, we publish Transparency Reports (https://www.verizon.com/about/investors/transparency-report) on a semi-annual basis that cover government demands received in the United States and in other countries. These public disclosures equip shareholders with the information they need to understand content-related demands that we receive. We maintain Transparency Report archives that allow any member of the public to review historical reports back to 2013.

Industry collaboration and best practices. As a network provider, Verizon enables access to content that we do not own, develop, or control. We also recognize that we are one actor in a broader technology ecosystem, and that the inter-connected platforms for content delivery, including for content such as text messages, are constantly evolving. Like others in our industry, we face challenges with respect to unwanted, unsolicited or "spam" texts, and we have worked closely with industry partners, including SMS aggregators and CTIA, an industry association, to develop public guidelines and best practices to address this issue. See the CTIA Messaging Principles and Best Practices (https://api.ctia.org/wp-content/uploads/2019/07/190719-CTIA-Messaging-Principles-and-Best-Practices-FINAL.pdf). We publicly report on our website (https://www.verizon.com/about/account-security/smishing-and-spam-text-messages#acc-item-685) that we require businesses and other organizations, including political campaigns, to adhere to these guidelines, and will review customer complaints about "spam" texts against both these guidelines and our own content policies and internal guidelines. We apply these guidelines without regard to the political views of the individuals or organizations involved.

Item 6: Prohibit political contributions

Trillium ESG Global Equity Fund, owner of 141,090 shares of Verizon's common stock, proposes the following:

Cease Political Contributions

Former chief justice of the Delaware Supreme Court Leo Strine argued in the Harvard Business Review: "Because political donations are controlled by managers, and because no corporate stakeholders, including shareholders, base their relationship with a company on the expectation that it will use its entrusted capital for political purposes, corporate political spending cannot reflect the diverse preferences and views of those stakeholders. Even the classic justification that corporate donations maximize shareholder wealth is on shaky ground: Emerging evidence suggests that they can destroy value by suppressing innovation and distracting managers from more-pressing tasks." https://hbr.org/2022/01/corporate-political-spending-is-bad-business

A study of corporate political activity in the form of lobbying and PAC spending by S&P 500 companies from 1998 to 2004 found that it was strongly and negatively related to company value. This suggests that ceasing political spending does not necessarily put a company at a competitive disadvantage. https://dash.harvard.edu/bitstream/handle/1/30064396/Coates 684.pdf

Political contributions by one company can take the form of rent-seeking which may lead to externalities that weigh on other companies, taxpayers, and consumers – possibly slowing real overall economic growth. This may raise concerns for widely diversified investors who are more exposed to the broader economy and suggests that they should support a cessation of political contributions.

Companies such as IBM, Nvidia, ADP, Boeing, Verisign, and fifteen others have adopted policies prohibiting contributions of political funds to influence elections. https://www.politicalaccountability.net/wp-content/uploads/2022/10/2022-CPA-Zicklin-Index.pdf

We believe Verizon has reputational risk as it has repeatedly been called out for political contributions which appear to be inconsistent with its corporate values. In 2022, Verizon recognized Women's History Month by highlighting how "Verizon 'focus[es] on breaking down bias and stereotypes while continuing progress on women's equality and gender equality.'" But between 2016 and May 2022, Verizon reportedly contributed $901,150 to anti-abortion political committees. https://popular.info/p/these-13-corporations-have-spent

Verizon claims it is "proud to foster an inclusive environment" and that it is "committed to LGBTQ+ equality across the board." From January 2021 to May 2022 Verizon reportedly contributed at least $504,812 to the campaigns and leadership PACs of members of Congress that have received a zero rating from the Human Rights Committee. https://popular.info/p/lgbtq2022

We believe that business needs a healthy democracy, yet it appears that "Verizon has donated $123,000 to 54 different 2020 election deniers." gizmodo.com/amazon-election-deniers-2020-midterms-pacs-1849706425

Given potential risks and potential negative impact on shareholder or portfolio value, we believe Verizon should adopt a policy to refrain from using corporate treasury funds in the political process. Adopting such a policy would not prohibit Verizon from lobbying spending or other activities where it can participate in the policy making process.

Resolved: shareholders request that the board of directors adopt a policy prohibiting political and electioneering expenditures.

Supporting Statement: "political and electioneering expenditures " means spending, from the corporate treasury and from the PAC, directly or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.



The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:

Verizon is affected by a wide variety of government policies that significantly impact our business. Given the highly regulated and extremely competitive nature of our industry, it is crucial that Verizon participates actively in the political process, and our competitors are some of the most active political contributors in this space. We owe it to our key stakeholders to advocate for public policies that are mission-critical to our business, such as maintaining the United States' leadership in 5G, providing for consistent customer privacy standards, and the affordability of and access to broadband services that would significantly narrow the digital divide.

The Board believes that a policy prohibiting political and electioneering expenditures is not in the best interests of Verizon, its shareholders, employees, or customers. Political contributions are one way we advocate for the Company's interest and support the democratic electoral process, and a prohibition would place Verizon at a severe disadvantage serving the communities where we operate. Verizon is committed to the highest ethical standards, and we care for legal and reputational risk when engaging in any political activities through governance and Board oversight, transparency and disclosure.

Political engagement

Verizon makes every effort to align our political contributions, corporate purpose and overall business strategy, and organizational values. We support candidates of any political party who share our priorities, even if we do not agree with them on every issue.

Verizon makes contributions to candidates for political office, and organizations that support candidates for office and ballot initiatives. We do not make corporate political contributions or political action committee (PAC) contributions to presidential candidates or federal SuperPACs.

We make corporate political contributions only where the law permits. All corporate political contributions are reviewed by the Legal Department and the Public Policy and Government Affairs organization to ensure they are consistent with the Company's policy and strategy and that they comply with the law.

We have established PACs at the federal level and in 15 states. These PACs allow employees to pool their resources to support candidates for office who generally support the public policies in alignment with our business purpose and strategy. All PAC contributions are overseen and approved by senior leaders in the Public Policy and Government Affairs organization.

Governance, oversight, and transparency

Verizon knows that we can participate in important policy dialogues only with the appropriate governance, oversight, and transparency processes which mitigate reputational risk. We believe Board oversight can help mitigate risk, as the Board is attuned to the Company's values and public perception. To that end Verizon's participation in the political process is overseen by the Corporate Governance and Policy Committee of our Board. The Committee receives a comprehensive report and briefing on these activities at least annually.

All contributions by Verizon and our PACs are made without regard to the personal political interests of Verizon executives. The criteria we use to inform our decision whether to support a particular candidate are wide-ranging and include general alignment with our business objectives, a candidate's committee assignments and committee standing and ranking, their leadership position and track record on strategic business and policy issues for Verizon, and whether a candidate's stated views or voting records advance our corporate purpose and organizational values. We recognize that we will not always agree with every stated position of every candidate or organization that we contribute to and that every candidate or organization will not always reflect all of Verizon's beliefs or priorities.

When Verizon makes decisions on political support, we consider all of the relevant facts and circumstances to determine whether support is, on balance, in the best interest of Verizon, our shareholders, employees and customers. These decisions are multifaceted and at times can be complex, always requiring oversight and governance.

Verizon also knows that transparency regarding our political activity is critical to maintaining trust. Here are some of the most significant ways we inform the public about our political activity:

- Twice a year, Verizon publishes on our website a report listing all of our corporate political contributions and PAC contributions. This report also discloses trade associations and social welfare organizations (501(c)(4) and 501(c)(6) organizations) to which our Public Policy organization provided support of at least $50,000.
- Verizon's PACs file public disclosure reports with the Federal Election Commission and state and local campaign finance regulators in accordance with applicable laws.
- Verizon files public reports with the U.S. Congress and state and local lobbying regulatory bodies disclosing our lobbying activities in accordance with applicable laws. At the federal level, these reports (available at lobbyingdisclosure.house.gov) disclose Verizon's lobbying activities and the amounts spent by Verizon on those activities.

The proposal

The Board believes that a prohibition on political and electioneering expenditures is too extreme and is not in the best interests of Verizon, its shareholders, employees or customers. Verizon understands that in order to engage, we must do so responsibly. We have careful, rigorous, and transparent processes in place to govern these efforts with respect to our political spending in keeping with our commitment to good corporate governance and responsiveness to the interests of our shareholders.

Item 7: Amend clawback policy

Thomas M. Steed, owner of 280 shares of Verizon's common stock, proposes the following:

Amend Senior Executive Compensation Clawback Policy

RESOLVED: Verizon shareholders urge our Board of Directors to amend the Company's Senior Executive Clawback Policy to state that "conduct" – not "willful misconduct" – may trigger application of that policy, with the Board or its Human Resources Committee to report to shareholders the results of any deliberations about whether to cancel or seek recoupment of compensation paid, granted or awarded to a senior executive. These amendments should operate prospectively and be implemented so as not to violate any contract, compensation plan, law or regulation.

SUPPORTING STATEMENT

Verizon's current policy allows the company to cancel or "claw back" the cash- and equity-based compensation of senior executives who engage in "willful misconduct ... that results in significant reputational or financial harm to Verizon." A clawback for "gross negligence" is considered only when it results in a restatement of financial results that would have lowered the executive's compensation (2022 Proxy, page 38).

Because Verizon's clawback policy is limited to "willful misconduct" and does not require disclosure to shareholders, we believe that policy is too narrow, too vague, and does not address situations where an executive fails to exercise oversight responsibilities that result in significant financial or reputational damage to Verizon. It should.

A clawback policy based on "conduct," not "willful misconduct," is consistent with a 2022 rule from the Securities and Exchange Commission that requires a clawback of erroneously awarded incentive compensation – *even with no misconduct* – if a company restates its financial statements owing to material errors.

Wells Fargo offers a prime example of why Verizon needs a stronger policy. After Congressional hearings in 2016, Wells Fargo agreed to pay $185 million to resolve claims of fraudulent sales practices. Wells Fargo's board then moved to claw back $136 million from two top executives based on a policy of the sort we propose here. Wells Fargo concluded the CEO had turned a blind eye to the practice of opening fraudulent accounts without customer consent.

Like Wells Fargo, Verizon is a consumer-facing company with significant exposure to reputational and financial harm from large fines or liability for conduct alleged to violate federal or state laws.

Verizon's record underscores the need for a stronger policy. For example, in 2020 the Federal Communications Commission proposed a $48.3 million fine against Verizon for selling customer location data without consent. The case is pending. In 2015 Verizon paid $90 million to settle a FCC investigation alleging "cramming," which is the unauthorized placement of third-party charges on subscribers' mobile phone bills.

Did Verizon's board scrutinize the knowledge and actions of the executives responsible to determine if a clawback was justified?

A *New York Times* Sunday business section column agreed that "Verizon's policy should also cover wrongdoing that arose because of negligence or a supervisory failure." *(Want Change? Shareholders Have a Tool for That*, Gretchen Morgenson, March 24, 2017).

Incentives influence behavior. We believe stronger incentives not to take undue risks to boost short-term profitability are appropriate.



The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:

Verizon already has two strong clawback policies that the Board believes protect the interests of Verizon and its shareholders in two different circumstances:

- Reputational or financial harm. Verizon has the right to cancel and/or demand reimbursement of cash and equity incentive compensation if the Human Resources Committee of the Board determines that an executive engaged in willful misconduct in connection with the performance of his or her duties that resulted in significant reputational or financial harm to the Company.
- Financial restatement. Verizon requires the cancellation and/or repayment of an executive's cash and equity incentive compensation if the Committee determines that Verizon was required to materially restate its financial results because of the executive's willful misconduct or gross negligence.

In addition, Verizon will implement the new SEC clawback requirements under the Dodd-Frank Act upon the adoption of the final listing rules by the NYSE and Nasdaq, which are the stock exchanges on which Verizon's stock is listed. While the SEC's newly adopted rules will mandate clawbacks of certain amounts of compensation in certain circumstances from Verizon's executive officers without taking into account the executive's personal culpability, Verizon's existing clawback policies will continue to cover a much wider range of circumstances and compensation.

The Board designed Verizon's clawback policies to target and discourage willful wrongdoing by executives, which the Board believes is the purpose of clawback policies. The Board believes the proposal is defective because it would allow for a clawback of compensation outside of the context of a financial restatement without taking into account an executive's personal culpability. The Board of Directors believes that a clawback policy that does not take into account personal culpability outside of the context of a financial restatement is inappropriate because it would potentially allow for a clawback of compensation for legitimate business decisions that subsequently come under scrutiny. By seeking to disregard personal culpability in all such circumstances, the proposal could discourage senior executives from exercising the business judgment necessary to deliver shareholder value. The Board also believes that mandating disclosure of all of its deliberations, regardless of whether the Board determines that an executive's actions ultimately constituted a violation of the clawback polices, is inappropriate because it would deprive the Board of the ability to exercise judgment and discretion with respect to the disclosure of potentially sensitive information.

Item 8: Shareholder ratification of annual equity awards

The Association of BellTel Retirees Inc., owner of 214 shares of Verizon's common stock, proposes the following:

Shareholder Ratification of Executive Severance Packages

RESOLVED: Verizon shareholders urge the Board to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other compensation that is paid or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or other deferred compensation earned and vested before termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

SUPPORTING STATEMENT

We support generous performance-based pay, but believe that requiring shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target bonus better aligns compensation with shareholder interests.

Verizon's 2022 Proxy discloses that if CEO Hans Vestberg is terminated without cause within 12 months after a change in control, he could receive an estimated $38.6 million in termination payments, ***more than 7 times his 2021 base salary plus short-term bonus.***

These termination payments are in addition to compensation earned before separation, including executive life insurance, pension and nonqualified deferred compensation plans.

Similarly, former CEO Lowell McAdam received an estimated $27 million in separation payments due to his "qualifying" retirement at year-end 2018, ***nearly 5 times his 2018 base salary plus short-term bonus***. These payments included performance-based equity grants covering periods ending as long as two years after his departure.

Following a 59% shareholder vote in favor, in 2003 Verizon adopted a policy to seek shareholder approval for severance with a "cash value" in excess of 2.99 times salary plus target bonus.

But this policy has a huge loophole: It excludes the value of the accelerated vesting of Performance Stock Units and Restricted Stock Units, including dividends accrued over the three-year performance cycle, from the cost calculation that would trigger shareholder ratification.

If a senior executive terminates after a change in control, "all then-unvested PSUs will vest at target level performance," as do all unvested RSUs (2022 Proxy, page 50). Had the executive not terminated, the PSUs would not vest or pay out until the end of the performance period – as long as 3 years later – and could be worthless if performance conditions are not satisfied.

This practice effectively waives performance conditions that justify "performance-based" equity grants.

We believe Verizon's severance policy should include the *total cost* of termination payments.



The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:

Verizon already has a longstanding policy to obtain shareholder ratification of any new executive employment agreement or severance agreement that provides for severance benefits with a total cash value exceeding 2.99 times the sum of the executive's base salary plus target short-term incentive opportunity. The Board believes that this policy provides reasonable and appropriate limits on severance payments and that the proposal would be contrary to shareholders' interests.

- Pro-rated vesting of equity awards instituted commencing with 2020 awards. Commencing with the 2020 equity awards granted to Verizon employees, including our executives, Verizon implemented pro-rated vesting upon an involuntary termination of employment from the company without cause outside of a change in control for employees who have not attained retirement eligibility. As a result, executives whose employment is involuntarily terminated from Verizon without cause will not receive the full acceleration value of the award but rather they will only retain a portion of their unvested equity awards based on the period of time they provide services to Verizon prior to their separation date.
- Proposal conflicts with the shareholder-approved Long-Term Incentive Plan and could create increased risk for shareholders. The proposal directly conflicts with Verizon's shareholder-approved, broad-based Long-Term Incentive Plan, which expressly provides for acceleration of outstanding equity awards in the event of an involuntary termination following a change in control of the Company. The Board believes, and our shareholders have agreed, that this provision encourages our executive officers, who might be distracted by a potential loss of employment, to remain with the Company and diligently work to achieve Board- and shareholder- approved goals, including completing a transformative transaction and any related transition process. Indeed, a substantial majority of companies include this type of provision in their equity awards because it promotes stability and focus during a time of potential uncertainty. Because of the impracticability of conducting a shareholder vote to ratify each of Verizon's annual grants of equity awards as required by the proposal, implementation of the proposal could result in the elimination of this important retention tool, increasing risk for shareholders in change in control transactions.
- Proposal discourages the use of performance-based equity awards. Except in the case of termination following a change in control, Verizon does not waive any performance conditions with respect to outstanding performance-based equity awards. Payouts are determined at the end of the applicable award cycle, and there is no guarantee of any payout amount. Despite the fact that the payout of an executive's performance stock unit award can be zero, the proposal requires that the full target value of that award be used in calculating the value of severance benefits. In other words, it treats a performance-based equity award the same as an award of stock. The Board believes that this discourages the use of performance-based equity awards.
- Proposal could put Verizon at a competitive disadvantage. The Board also believes that the proposal could have an adverse effect on Verizon's ability to recruit and retain executive talent because a significant portion of the executives' annual compensation would be uncertain and at risk for at least the first four months of the year until a shareholder vote could be held.

For these reasons, the Board of Directors believes this proposal is unnecessary and not in the best interests of our shareholders.

Item 9: Independent chair

Kenneth Steiner, owner of at least 500 shares of Verizon's common stock, proposes the following:

Proposal 9 — Independent Board Chairman


FOR
Shareholder Rights

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board.

Although it is a best practice to adopt this policy soon this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

The roles of Chairman and CEO are fundamentally different and should be held by·2 directors, a CEO and a Chairman who is completely independent of the CEO and Verizon. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

A Lead Director is no substitute for an independent Board Chairman. A lead director is not responsible for the strategic direction of the company. And a Chairman/CEO can ignore the advice and feedback from a lead director.

The Verizon lead director has 9 tasks some of which he shares with others. Weak words describe the tasks of the Verizon lead director. There is a "seek to promote" task and an "act as liaison" task. There are 2 "be available" tasks. There is an "approve" task for which the lead director should be involved in the development of what he now only approves after the fact. There is a "may call a meeting" task.

Perhaps there should be a rule against a person who has been a CEO and a Chairman at the same time elsewhere being named as Verizon lead director. Verizon lead director Mr. Clarence Otis had years in the dual jobs of CEO and Chairman.

Past and present holders of both jobs at the same time would seem to have a special affinity with the one Verizon person who now has the 2 most important Verizon jobs, Chairman and CEO. Affinity is inconsistent with the oversight role of a lead director.

Plus Mr. Otis has 17-years of long tenure at Verizon. As director tenure goes up director independence goes down. Independence is the most important attribute in a lead director.

Plus management fails to give shareholders enough information on this topic to make an informed decision in favor of management. There is no management comparison of the *exclusive powers* of the Office of the Chairman and the de minimis *exclusive powers* of the Lead Director.

Please vote yes:
Independent Board Chairman – Proposal 9



The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:

The Board of Directors fundamentally disagrees with the proposal's rigid and prescriptive approach to the important issue of Board leadership. The Board believes that decisions concerning its leadership structure, including whether an independent Chairman is appropriate, should be based on the unique circumstances and challenges confronting Verizon at any given time, and should take into account the individual skills and experience that may be required in an effective Chairman at that time. As a result, the Board regularly reviews and assesses the effectiveness of its leadership structure. When conducting its assessment, the Board considers, among other things, whether the current structure is appropriate to effectively address the specific business challenges and opportunities posed by our industry and the long-term interests of our shareholders.

Moreover, the Board continues to believe that because its present leadership structure includes a strong independent Lead Director role, this addresses any concerns about the Board's ability to provide objective feedback and guidance. The Lead Director, who is elected by the independent Directors, shares governance responsibilities with the Chairman, including approving Board agendas, schedules and materials, and has the authority to call Board meetings and executive sessions. The Lead Director also acts as a liaison with the Chairman, promotes a strong Board culture, including encouraging and facilitating active participation of all Directors, and facilitates effective independent oversight of management's performance and accountability to shareholders. The Lead Director chairs the executive sessions of the Board, including those held to evaluate the CEO's performance and compensation, oversees the process for CEO succession planning along with the Human Resources Committee, and is responsible for leading the Board's annual self-evaluation.

The Board also has adopted policies to ensure that the independent Directors of the Board are fully involved in the operations of the Board and its decision making. All Directors are encouraged to review Board agendas, schedules and materials and provide suggestions in advance of meetings, and all have unrestricted access to management. The independent Directors typically meet in executive session at each Board meeting. Given the robust corporate governance practices Verizon has put in place to ensure full involvement of all Directors and facilitate communication and independent oversight, the Board believes that shareholders are best served by allowing it to retain the flexibility to determine which Director is most qualified to lead the Board at any given time.

The Board understands that leadership structures evolve and that having an independent Chairman could, at some future point, be in the shareholders' best interest. However, the Board believes that eliminating its flexibility to do what is in the best interests of shareholders by instituting a general policy that would compel Verizon to have an independent Chairman is unnecessarily rigid and unwise.

Additional information

Additional information about our annual meeting

Our meeting details

Date, time and location

Thursday, May 11, 2023
8:45 AM, local time

Salt Lake City Marriott University Park
480 Wakara Way
Salt Lake City, Utah 84108

Admission

Only Verizon shareholders as of the record date, March 13, 2023, may attend the meeting. **To be admitted, you will need to register in advance of the meeting and bring valid photo identification. If you hold your shares in street name, you must also bring proof of ownership, as described below.** Registration requests must be received by May 8, 2023 and may be sent by email to legalproxy@computershare.com (with "Verizon Meeting Registration" in the subject line) or by mail to:

Computershare
Verizon Meeting Registration
P.O. Box 43001
Providence, RI 02940-3001

- If you are a registered shareholder, your request must include your 15-digit control number included on your proxy card, Notice of Internet Availability, or the email you received providing access to the proxy materials and online voting website, and an email address and/or phone number where you may be reached.
- If you hold your shares in the name of a bank, broker or other institution, your request must include your name and an email address and/or phone number where you may be reached. On the day of the meeting, you must present your Notice of Internet Availability, voting instruction form or a letter from your bank or broker confirming that you owned Verizon common stock on March 13, 2023, the record date for the meeting, to be granted admission.

The meeting facility is accessible to all shareholders. If you require any special accommodations, please mail your request to the Assistant Corporate Secretary at the address shown under "Contacting us" no later than April 21, 2023.

For safety and security reasons, we do not permit anyone to bring large bags, briefcases or packages into the meeting room or to record or photograph the meeting.

This proxy statement and the 2022 Annual Report on Form 10-K are available at www.edocumentview.com/vz.

If you are a registered holder, you can also view or download these materials when you vote online at www.envisionreports.com/vz.

Our voting procedures and results

Who may vote?

Shareholders of record as of the close of business on March 13, 2023, the record date, may vote at the meeting. As of March 13, 2023, there were approximately 4.20 billion shares of common stock outstanding and entitled to vote.

How do I vote my shares?

Registered shares. If you hold your shares in your own name, you may vote by proxy in four convenient ways:



Online
Go to www.envisionreports.com/vz and follow the instructions. You will need to enter certain information that is printed on your proxy card or Notice of Internet Availability of Proxy Materials or included in your email notification. You can also use this website to elect to be notified by email that future proxy statements and annual reports are available online instead of receiving printed copies of those materials by mail.

Phone
Call toll-free 1-800-652-VOTE (8683) within the United States, U.S. territories and Canada and follow the instructions. You will need to provide certain information that is printed on your proxy card or Notice of Internet Availability of Proxy Materials or included in your email notification.



Mail
Complete, sign and date your proxy card and return it in the envelope provided.



In person
You may also vote in person at the meeting as long as your shares are not held through the Verizon Savings Plan and you follow any applicable instructions.

Verizon savings plan shares. If you are or were an employee and hold shares in a current or former Verizon savings plan, the proxy that you submit will provide your voting instructions to the plan trustee. You may vote online, by telephone or by returning the proxy card in the envelope provided. You may attend the annual meeting, but you cannot vote your savings plan shares in person. If you do not submit a proxy, the plan trustee will vote your plan shares in the same proportion as the shares for which the trustee receives voting instructions from other participants in that plan. To allow sufficient time for the savings plan trustees to tabulate the vote of the plan shares, your vote must be received before the close of business on May 8, 2023.

Street name shares. If you hold shares through a bank, broker or other institution, you will receive material from that firm explaining how to vote.

How does voting by proxy work?

The Board is soliciting your proxy. By giving us your proxy, you authorize the proxy committee to vote your shares in accordance with the instructions you provide. You may vote for or against any or all of the Director candidates and any or all of the other proposals (except for the proposal on the frequency of future say-on-pay votes, which gives you three frequency options). You may also abstain from voting.

Your proxy provides voting instructions for all Verizon shares that are registered in your name on March 13, 2023 and all shares that you hold in a current or former Verizon savings plan or in your Verizon Direct Stock Purchase and Dividend Reinvestment Plan account.

If you return your signed proxy card but do not specify how to vote, the proxy committee will vote your shares in favor of the Director candidates listed on the proxy card, in favor of the advisory vote to approve executive compensation, in favor of holding an advisory vote on executive compensation each year, and in favor of the ratification of the independent registered public accounting firm. Unless instructed otherwise, the proxy committee will vote your shares against the shareholder proposals. The proxy committee also has the discretionary authority to vote your shares on any other matter that is properly brought before the annual meeting.

Can I change my vote?

Registered shares. If you hold your shares in your own name, you can revoke your proxy before it is exercised by delivering a written notice to the Assistant Corporate Secretary at the address given under "Contacting us." You can change your vote by voting again online or by telephone or by returning a later-dated proxy card to Computershare Trust Company, N.A. at the address given under "Contacting us." Your changed vote must be received before the polls close at the annual meeting. You can also change your vote by voting in person at the annual meeting.

Verizon savings plan shares. If you hold shares in a current or former Verizon savings plan, you can change your voting instructions for those shares by voting again online or by telephone or by returning a later-dated proxy card to Computershare Trust Company, N.A. at the address given under "Contacting us." To allow sufficient time for the savings plan trustees to tabulate the vote of the plan shares, your changed vote must be received before the close of business on May 8, 2023.

Street name shares. If you hold your shares through a bank, broker or other institution, you can change your voting instructions for those shares by voting again online or by telephone. Please check with that firm for additional instructions on how to revoke your proxy or change your vote.

What vote is required to elect a Director or approve a proposal?

Directors are elected by a majority of the votes cast in an uncontested election. For the advisory vote on the frequency of future say-on-pay votes, we will consider the option that receives the most votes cast to be the preference of our shareholders. The affirmative vote of a majority of the votes cast is required to approve each of the other management and shareholder proposals.

In order to officially conduct the meeting, we must have a quorum present. This means that at least a majority of the outstanding shares of Verizon common stock that are eligible to vote must be represented at the meeting either in person or by proxy. If a quorum is not present, we will reschedule the annual meeting for a later date.

How are the votes counted?

Each share is entitled to one vote on each Director and on each matter presented at the annual meeting. Shares owned by Verizon, which are called treasury shares, do not count toward the quorum and are not voted.

Abstentions. Under our bylaws, we do not count abstentions in determining the total number of votes cast on any item. We only count abstentions in determining whether a quorum is present. This means that abstentions have no effect on the election of Directors or on the outcome of the vote on any proposal.

Failures to vote. Failures to vote will have no effect on the election of Directors or on the outcome of the vote on any proposal.

Broker non-votes. The failure of a bank, broker or other institution to cast a vote with respect to any proposal (for example, because it did not receive voting instructions from the beneficial owner) will have the same effect as a failure to vote.

Is my vote confidential?

It is our policy to maintain the confidentiality of proxy cards, ballots and voting tabulations that identify individual shareholders, except where disclosure is required by law and in other limited circumstances.

Where can I find the voting results of the annual meeting?

We will report the voting results on a Current Report on Form 8-K filed with the SEC no later than May 17, 2023. We will also post the voting results on the Corporate Governance section of our website at www.verizon.com/about/investors/corporate-governance promptly after the meeting.

Who tabulates and certifies the vote?

Computershare Trust Company, N.A. will tabulate the vote, and independent inspectors of election will certify the results.

Proxy materials

May I receive my materials electronically?

We encourage shareholders to sign up for electronic delivery of future proxy materials.

- Registered shareholders may sign up when voting online at www.envisionreports.com/vz.
- If your shares are held by a bank or broker, follow the instructions provided by your bank or broker.
- If you are a registered shareholder and have enrolled in Computershare's Investor Center, you may sign up by accessing your account at www.computershare.com/verizon and clicking on "Update Profile" and then "Communication Preferences."

Once you sign up for electronic delivery, you will no longer receive a printed copy of the proxy materials unless you specifically request one. Each year you will receive an email explaining how to access the proxy materials online as well as how to vote your shares online. If you are a registered shareholder, you may suspend electronic delivery of the proxy materials at any time by accessing your account through Computershare's Investor Center at www.computershare.com/verizon and clicking on "Update Profile" and then "Communication Preferences." If your shares are held by a bank or broker and you wish to suspend electronic delivery, follow the instructions provided by your bank or broker.

There are several shareholders at my address. Why did we receive only one set of proxy materials?

For registered shareholders, we have adopted a procedure called "householding" that was approved by the SEC. This means that we send only one notice or one proxy statement and 2022 Annual Report on Form 10-K to any registered shareholders sharing the same last name and home address, regardless of how many shareholders reside at that address, unless a shareholder submits a request to Computershare to receive individual copies using one of the methods shown under "Contacting us."

If you would like to receive individual copies of the proxy materials, we will provide them promptly. Please send your request to Computershare using one of the methods shown under "Contacting us." Householding does not apply to shareholders who have signed up for electronic delivery of proxy materials.

How can I request a single set of proxy materials for my household?

If you are a registered shareholder and you are receiving more than one set of proxy materials, please contact Computershare by one of the methods shown under "Contacting us" to request a single set. This request will become effective approximately 30 days after receipt and will remain in effect for future mailings unless you or another registered shareholder within your household changes the instruction or provides Computershare with a new mailing address.

If you hold your shares through a broker, bank or other institution, you can contact that firm to request a single set of proxy materials from that firm.

Who is Verizon's proxy solicitor?

Innisfree M&A Incorporated is helping us distribute proxy materials and solicit votes for a base fee of $30,000, plus reimbursable expenses and customary charges. In addition to solicitations by mail, Verizon employees and the proxy solicitor may solicit proxies in person or by telephone. Verizon will bear the cost of soliciting proxies.

Shareholder proposals

How do I submit a shareholder proposal to be included in the proxy statement for next year's annual meeting?

Any shareholder may submit a proposal to be included in the proxy statement for the 2024 Annual Meeting of Shareholders by sending it to the Assistant Corporate Secretary at Verizon Communications Inc., 1095 Avenue of the Americas, New York, New York 10036. We must receive the proposal no later than November 28, 2023. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with applicable SEC rules.

How do I nominate a Director to be included in the proxy statement for next year's annual meeting?

Under the "proxy access" provisions of our bylaws, any shareholder or group of up to 20 shareholders who have maintained continuous qualifying ownership of at least 3% or more of Verizon's outstanding common stock for at least the previous three years may include a specified number of Director nominees in our 2024 proxy materials. The bylaws require that the shareholder proponents:

- Notify us in writing between October 29, 2023 and November 28, 2023; and
- Provide the additional required information and comply with the other requirements contained in our bylaws.

How do I otherwise nominate a Director or bring other business before next year's annual meeting?

Under our bylaws, a shareholder may nominate an individual to serve as a Director or bring other business before the 2024 Annual Meeting of Shareholders. The bylaws require that the shareholder:

- Notify us in writing between January 12, 2024, and February 11, 2024;
- Include his or her name, record address and Verizon share ownership;
- Include specific information about the shareholder proponent, any beneficial owner, and any nominee and their respective affiliates and associates, and provide specified agreements by certain of those parties;
- Update this information as of the record date and after any subsequent change; and
- Comply with all applicable requirements of Rule 14a-19 under the Securities Exchange Act of 1934.

The notice required for any such nomination must be sent to the Assistant Corporate Secretary at Verizon Communications Inc., 1095 Avenue of the Americas, New York, New York 10036. Shareholders may request a copy of the bylaw requirements by writing to the Assistant Corporate Secretary at that address.

Must a shareholder proponent appear personally at the annual meeting to present his or her proposal?

A shareholder proponent or the proponent's qualified representative must attend the meeting to present the proposal. Under our bylaws, in the event a qualified representative of a shareholder proponent will appear at the annual meeting to present the proposal, the shareholder proponent must provide notice of the designation, including the identity of the representative, to the Assistant Corporate Secretary at the address specified under "Contacting us" at least 48 hours prior to the meeting.

Contacting us

How to contact Verizon

If you need more information about the annual meeting or would like copies of any of the materials posted on the Corporate Governance section of our website, please write to:

Assistant Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

How to contact our transfer agent

If you are a registered shareholder, please direct all questions concerning your proxy card or voting procedures to our transfer agent, Computershare Trust Company, N.A. You should also contact Computershare if you have questions about your stock account, stock certificates, dividend checks or transferring ownership. Computershare can be reached:

By mail:
Verizon Communications Shareowner Services
c/o Computershare
P.O. Box 43006
Providence, RI 02940-3006

By email:
verizon@computershare.com

By telephone:
1-800-631-2355 (U.S.)
1-866-725-6576 (International)
1-800-952-9245 (hearing impaired)

Online:
www.computershare.com/verizon

For information about the Direct Stock Purchase and Dividend Reinvestment Plan, as well as direct deposit of your dividend, go to www.verizon.com/about/investors/shareowner-services.

Other business

Verizon is not aware of any other matters that will be presented at the annual meeting. If other matters are properly introduced, the proxy committee will vote the shares it represents in accordance with its judgment.

By Order of the Board of Directors,

William L. Horton, Jr.
Senior Vice President,
Deputy General Counsel and
Corporate Secretary

March 27, 2023

Appendix A

Nasdaq board diversity disclosure

The following table is presented in accordance with the requirements of, and in the format prescribed by, Nasdaq Rule 5606.*

Board diversity matrix (as of March 27, 2023)

Total number of Directors: 12

	Female	Male	Non-binary	Did not disclose gender
Part I: Gender identity				
Directors	4	8	—	—
Part II: Demographic background				
African American or Black	1	2	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	1	—	—
Hispanic or Latinx	1	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	3	5	—	—
Two or more races or ethnicities	1	—	—	—
LGBTQ+	—			
Did not disclose demographic background	—			

* Consistent with the instructions to the Nasdaq board diversity disclosure, a Director who self-identifies as more than one race or ethnicity is identified in each individual category in which he or she self-identifies, as well as in the "Two or more races or ethnicities" category.

Appendix B

Reconciliation of non-GAAP measures

The following tables reconcile our adjusted operating income for Short-Term Incentive Plan and free cash flow and adjusted earnings per share for Long-Term Incentive Plan, presented on pages 32 and 36, to the most comparable metrics under U.S. generally accepted accounting principles (GAAP).

Operating income reconciliation for Short-Term Incentive Plan

	(dollars in billions)
Year ended December 31,	2022
Reported operating income	$30.5
Amortization of acquisition-related intangible assets	0.8
Severance	0.3
Adjusted operating income*	**$ 31.6**
Adjusted operating income for Short-Term Incentive Plan*	**$ 31.6**

* May not add due to rounding.

Free cash flow reconciliation for Long-Term Incentive Plan

			(dollars in billions)
Year ended December 31,	2020	2021	2022
Net cash provided by operating activities	$ 41.8	$ 39.5	$ 37.1
Less: capital expenditures (including capitalized software)	(18.2)	(20.3)	(23.1)
Free cash flow*	$ 23.6	$ 19.3	$ 14.1
C-Band related adjustments:			
Cash interest payment	–	0.7	1.1
Capitalized interest costs	–	(1.3)	(1.5)
Cash taxes	–	(1.7)	(2.8)
Capital expenditures	–	2.1	6.2
Adjusted free cash flow for Long-Term Incentive Plan*	**$ 23.6**	**$ 19.0**	**$ 17.1**
Cumulative adjusted free cash flow for Long-Term Incentive Plan			**$ 59.7**

* May not add due to rounding.

Note: cumulative adjusted free cash flow represents the sum of the three years presented.

Earnings per share reconciliation for Long-Term Incentive Plan

(per share amounts)

Year ended December 31,	2020	2021	2022
Reported earnings per share	$ 4.30	$ 5.32	$ 5.06
Loss on spectrum licenses	0.22	0.04	–
Net early debt redemption costs	0.02	0.63	0.22
Severance, pension and benefits (credits) charges	0.33	(0.39)	(0.25)
Net (gain) loss from dispositions of assets and businesses	0.03	(0.20)	–
Adjusted earnings per share before amortization of intangible assets*	$ 4.90	$ 5.39	$ 5.03
Amortization of acquisition-related intangible assets	0.20	0.11	0.15
Adjusted earnings per share*	$ 5.10	$ 5.50	$ 5.18
Amortization of acquisition-related intangible assets	$(0.20)	$(0.11)	$(0.15)
Strategic acquisitions and divestitures	$ 0.06	$(0.08)	$ 0.09
C-Band related adjustments:			
Tower agreement	–	0.03	0.02
Depreciation and amortization expense	–	–	0.06
Interest expense	–	0.18	0.21
Capitalized interest costs	–	(0.24)	(0.26)
Adjusted earnings per share for Long-Term Incentive Plan*	**$ 4.96**	**$ 5.28**	**$ 5.15**
Cumulative adjusted earnings per share for Long-Term Incentive Plan			**$15.39**

* May not add due to rounding.

Note: cumulative adjusted earnings per share represents the sum of the three years presented.

Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036
212.395.1000


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